12027218

ENSIGN GROUP

2011 Annual Report

Dear Fellow Shareholder:

2011 was both challenging and rewarding for Ensign. Despite an unprecedented reduction in Medicare reimbursement rates of more than 11%, increases in regulation, and significant budget headwinds in some of the states where we operate, we are pleased to report that we were able to meet and exceed our revenue and earnings projections, grow the company substantially, and make 2011 another record year.

Total revenue for 2011 was $758.3 million, up 16.7%, compared to $649.5 million for the prior year. EBITDA grew by $21.7 million to $114.0 million, a 23.5% increase over fiscal 2010, and net income grew by 17.6% from $40.5 million to a record $47.7 million. The company generated net cash from operations of $72.7 million for the year and had cash and cash equivalents of $29.6 million at year end. The company continues to maintain an industry-low debt ratio. Even after the completion of a $150 million financing in the third quarter 2011 that was used to refinance a portion of our existing debt and to increase our revolving line of credit, the company's adjusted net-debt-to-EBITDAR ratio is just over 2 times.

Our footprint continued to grow as we acquired 20 new facilities, three home health operations and one hospice business during 2011. We further diversified our operational base by entering into a joint venture that will both franchise and operate walk-in medical clinics across the United States. We expect to continue a pattern of disciplined growth and to capitalize on opportunities for organic growth and improvement across the company's expanding portfolio, as local leaders continue to focus on sound fundamentals and as recent acquisitions mature.

Most importantly, we recruited, hired, trained and rewarded some of the finest leaders and caregivers found anywhere in the healthcare industry today.

With these successes, in the fourth quarter our Board of Directors was able to raise Ensign's quarterly cash dividend by 9%, to $0.06 per share. Ensign has been a dividend-paying company since 2002.

We are currently engaged in a variety of initiatives across the organization to mitigate the effects of reimbursement and regulatory challenges. We are pleased to report significant progress on this front. We are also pleased to report that the acquisition pipeline holds promise, and that we are well-positioned to take advantage of any dislocation in the broader industry this year. Turning problems into opportunities is the hallmark of our nimble, entrepreneurial, facility-centric operating model, and we look forward to 2012 and its challenges and opportunities across all our current and prospective markets.

With a strong cash position, a solid balance sheet, and especially the extraordinary efforts of our compassionate and empowered leaders and caregivers at every operation, we remain more convinced than ever that we can and will achieve our core goal of creating world-class service organizations, reaching unheard-of levels of quality care, and setting new standards for the healthcare industry.

Sincerely,



Christopher R. Christensen
President and Chief Executive Officer

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.**

For the fiscal year ended December 31, 2011

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.**

For the transition period from to

Commission file number: 001-33757

THE ENSIGN GROUP, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	**33-0861263**
(State or Other Jurisdiction of Incorporation or Organization)	*(I.R.S. Employer Identification No.)*
27101 Puerta Real, Suite 450, Mission Viejo, CA	**92691**
(Address of Principal Executive Offices)	*(Zip Code)*

Registrant's Telephone Number, Including Area Code: (949) 487-9500

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $0.001 per share	NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☑ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☑ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☑ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☑ No

The aggregate market value of the registrant's common stock held by non-affiliates of the registrant, computed by reference to the closing price as of the last business day of the registrant's most recently completed second fiscal quarter, June 30, 2011, was approximately $478,800,000.

On February 10, 2012, The Ensign Group, Inc. had 21,213,305 shares of Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE:

Part III of this Form 10-K incorporates information by reference from the Registrant's definitive proxy statement for the Registrant's 2012 Annual Meeting of Stockholders to be filed within 120 days after the close of the fiscal year covered by this annual report.

THE ENSIGN GROUP, INC.
INDEX TO ANNUAL REPORT ON FORM 10-K
For the Fiscal Year Ended December 31, 2011
TABLE OF CONTENTS

PART I.

PART II.

PART III.

PART IV.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements, which include, but are not limited to the Company's expected future financial position, results of operations, cash flows, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities and plans and objectives of management. Forward-looking statements can often be identified by words such as "anticipates," "expects," "intends," "plans," "predicts," "believes," "seeks," "estimates," "may," "will," "should," "would," "could," "potential," "continue," "ongoing," similar expressions, and variations or negatives of these words. These statements are subject to the safe harbors created under the Securities Act of 1933 and the Securities and Exchange Act of 1934. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors, some of which are listed under the section "Risk Factors" in Part I, Item 1A of this Annual Report on Form 10-K. Accordingly, you should not rely upon forward-looking statements as predictions of future events. These forward-looking statements speak only as of the date of this Report, and are based on our current expectations, estimates and projections about our industry and business, management's beliefs, and certain assumptions made by us, all of which are subject to change. We undertake no obligation to revise or update publicly any forward-looking statement for any reason, except as otherwise required by law. As used in this Annual Report on Form 10-K, the words, "we," "our" and "us" refer to The Ensign Group, Inc. and its consolidated subsidiaries. All of our facilities, operations, the Service Center (defined below) and our wholly-owned captive insurance subsidiary (the Captive) are operated by separate, wholly-owned, independent subsidiaries that have their own management, employees and assets. The use of "we", "us", "our" and similar verbiage in this annual report is not meant to imply that any of our facilities, business operations, the Service Center or the Captive are operated by the same entity.

The Ensign Group, Inc. is a holding company with no direct operating assets, employees or revenues. All of our facilities are operated by separate, wholly-owned, independent subsidiaries, each of which have their own management, employees and assets. In addition, one of our wholly-owned independent subsidiaries, referred to as the Service Center, provides centralized accounting, payroll, human resources, information technology, legal, risk management and other centralized services to the other operating subsidiaries through contractual relationships with such subsidiaries. In addition, we have the Captive that provides some claims-made coverage to our operating subsidiaries for general and professional liability, as well as for certain workers' compensation insurance liabilities.

Like our facilities, the Service Center and Captive are operated by separate, wholly-owned, independent subsidiaries that have their own management, employees and assets. Reference herein to the consolidated "Company" and "its" assets and activities, as well as the use of the terms "we," "us," "our" and similar verbiage in this annual report is not meant to imply that The Ensign Group, Inc. has direct operating assets, employees or revenue, or that any of the facilities, the Service Center or the Captive are operated by the same entity. We were incorporated in 1999 in Delaware. Our corporate address is 27101 Puerta Real, Suite 450, Mission Viejo, CA 92691, and our telephone number is (949) 487-9500. Our corporate website is located at *www.ensigngroup.net.* The information contained in, or that can be accessed through, our website does not constitute a part of this annual report.

Ensign™ is our United States trademark. All other trademarks and trade names appearing in this annual report are the property of their respective owners.

PART I.

Item 1. *Business*

Overview

We are a provider of skilled nursing and rehabilitative care services through the operation of 103 facilities, five home health and three hospice operations located in Arizona, California, Colorado, Idaho, Iowa, Nebraska, Nevada, Oregon, Texas, Utah and Washington. Our facilities provide a broad spectrum of skilled nursing, assisted living, home health and hospice services, including physical, occupational and speech therapies, and other rehabilitative and healthcare services, for both long-term residents and short-stay rehabilitation patients. We recently entered into a joint venture to develop and operate urgent care facilities and related businesses. These walk-in clinics will offer daily access to healthcare for minor injuries and illnesses, including x-ray and lab services, all from convenient neighborhood locations with no appointments. As of December 31, 2011, we operated 102 facilities, of which we owned 77 and operated an additional 25 facilities under long-term lease arrangements, and had options to purchase five of those 25 facilities.

We encourage and empower our facility leaders and staff to make their facility the "facility of choice" in the community it serves. This means that our facility leaders and staff are generally free to discern and address the unique needs and priorities of healthcare professionals, customers and other stakeholders in the local community or market, and then work to create a superior service offering and reputation for that particular community or market to encourage prospective customers and referral sources to choose or recommend the facility.

Our organizational structure is centered upon local leadership. We believe our organizational structure, which empowers leaders and staff at the facility level, is unique within the skilled nursing industry. Each of our facilities is led by highly dedicated individuals who are responsible for key operational decisions at their facilities. Facility leaders and staff are trained and motivated to pursue superior clinical outcomes, high patient and family satisfaction, operating efficiencies and financial performance at their facilities. In addition, our facility leaders are enabled and motivated to share real-time operating data and otherwise benchmark clinical and operational performance against their peers in other facilities in order to improve clinical care, maximize patient satisfaction and augment operational efficiencies, promoting the sharing of best practices.

We view skilled nursing primarily as a local business, influenced by personal relationships and community reputation. We believe our success is largely dependent upon our ability to build strong relationships with key stakeholders from the local healthcare community, based upon a solid foundation of reliably superior care. Accordingly, our brand strategy is focused on encouraging the leaders and staff of each facility to focus on clinical excellence, and promote their facility independently within their local community.

Much of our historical growth can be attributed to our expertise in acquiring under-performing facilities and transforming them into market leaders in clinical quality, staff competency, employee loyalty and financial performance. We plan to continue to grow our revenue and earnings by:

- continuing to grow our talent base and develop future leaders;
- increasing the overall percentage or "mix" of higher-acuity residents;
- focusing on organic growth and internal operating efficiencies;
- continuing to acquire additional facilities in existing and new markets; and
- expanding and renovating our existing facilities, and potentially constructing new facilities.

Company History

Our company was formed in 1999 with the goal of establishing a new level of quality care within the skilled nursing industry. The name "Ensign" is synonymous with a "flag" or a "standard," and refers to our goal of setting the standard by which all others are measured. We believe that through our efforts and leadership, we can foster a new level of patient care and professional competence at our facilities, and set a new industry standard for quality skilled nursing and rehabilitative care services.

We have an established track record of successful acquisitions. Many of our earliest acquisitions were completed at a time when the skilled nursing industry was undergoing a major restructuring. From 2001 to 2003, we acquired a number of underperforming facilities, as several long-term care providers disposed of troubled facilities from their portfolios. We then applied our core operating expertise to turn these facilities around, both clinically and financially. In 2004 and 2005, we focused on the integration and improvement of our existing operations while limiting our acquisitions to strategically situated properties, acquiring five facilities over that period.

We organized our facilities into five portfolio companies in 2006, introducing a sixth portfolio company in 2008 and seventh and eighth portfolio companies in 2011, which we believe has enabled us to attract additional qualified leadership talent, and to identify, acquire, and improve facilities at a generally faster rate. With the introduction in early 2006 of the portfolio companies and our New Market CEO program, described below, our acquisition activity accelerated, allowing us to add 15 facilities between January 1, 2006 and July 31, 2007. We then effectively suspended our acquisition program while we effected our initial public offering, which was completed in November 2007. From January 1, 2008 through December 31, 2010, we acquired 21 facilities which added 2,434 operational beds to our operations.

During the year ended December 31, 2011, the Company acquired nine stand alone skilled nursing facilities, four skilled nursing facilities that also offer assisted living services, two skilled nursing facilities which also offer assisted living and independent living services, three stand alone assisted living facilities, one assisted living facility which also offers independent living services, one stand alone independent living facility, three home health operations and one hospice operation. The following table summarizes our growth from our formation in 1999 through December 31, 2011:

Cumulative Facility Growth

	December 31,												
	1999	**2000**	**2001**	**2002**	**2003**	**2004**	**2005**	**2006**	**2007**	**2008**	**2009**	**2010**	**2011**
Cumulative number of facilities	5	13	19	24	41	43	46	57	61	63	77	82	102
Cumulative number of operational skilled nursing, assisted living and independent living beds	665	1,571	2,155	2,751	4,959	5,213	5,585	6,667	7,105	7,324	8,948	9,539	11,702

Each of our portfolio companies has its own president. These presidents, who are experienced and proven leaders that are generally taken from the ranks of facility CEOs, serve as leadership resources within their own portfolio companies, and have the primary responsibility for recruiting qualified talent, finding potential acquisition targets, and identifying other internal and external growth opportunities. We believe this reorganization has improved the quality of our recruiting and will continue to facilitate successful acquisitions.

New Market CEO and New Ventures Programs. In order to broaden our reach to new markets, and in an effort to provide existing leaders in our company with the entrepreneurial opportunity and challenge of entering a new market and starting a new business, we established our New Market CEO program in 2006. Supported by our Service Center and other resources, a New Market CEO evaluates a target market, develops a comprehensive business plan, and relocates to the target market to find talent and connect with other providers, regulators and the healthcare community in that market, with the goal of ultimately acquiring facilities and establishing an operating platform for future growth. In addition, this program was expanded to broaden our reach to other lines of business closely related to the skilled nursing industry through our New Ventures program. The New Ventures program encourages facility CEOs to evaluate new lines of business with the goal of establishing an operating platform in new markets. We believe that this program will not only continue to drive growth, but will also provide a valuable training ground for our next generation of leaders, who will have experienced the challenges of growing and operating a new business.

Recent Developments

On January 10, 2012, we announced a joint venture to develop and operated urgent care facilities and related businesses. The joint venture, Immediate Clinic LLC, will be led by Dr. John Shufeldt, a founder and former Chief Executive Officer of a large privately-owned provider of urgent care and occupational medical services. Immediate Clinic will offer daily access to healthcare for minor injuries and illnesses, including x-ray and lab services, all from convenient neighborhood locations with no appointments. Design and construction planning for several new locations is currently underway, and Immediate Clinic is also seeking opportunities to acquire existing urgent care operations across the United States. To date, we have committed $4.0 million to the joint venture and Immediate Clinic expects to open its first facilities within the second quarter of fiscal 2012.

On February 8, 2012 our board of directors increased the number of directors from six directors to seven and, at the recommendation of the nomination and corporate governance committee, the board of directors appointed Daren J. Shaw to fill the newly created vacancy effective March 1, 2012. Mr. Shaw will serve as a Class II Director with a term that is set to expire at the 2012 annual meeting of shareholders, will be eligible to participate in all compensation plans in which non-management directors participate and will enter into our standard indemnification agreement for directors. Mr. Shaw has not yet been appointed to serve on any board committee by the board of directors.

On February 1, 2012, we acquired an assisted living facility in Nevada for approximately $2.1 million, which was paid in cash. This acquisition added 60 operational assisted living beds to our operation. We also entered into a separate operations transfer agreement with the prior tenant as part of such transaction.

On February 10, 2012, we acquired a home health operation in Oregon for approximately $0.5 million which was paid in cash. The acquisition did not have an impact on the Company's operational bed count. We also entered into a separate operations transfer agreement with the prior tenant as part of such transaction.

The following table sets forth the location and number of licensed and independent living beds located at our facilities as of December 31, 2011:

	CA	AZ	TX	UT	CO	WA	ID	IA	NE	NV	TOTAL
Number of facilities	35	13	21	11	5	3	3	5	4	2	102
Operational skilled nursing, assisted living and independent living beds	3,876	1,923	2,662	1,364	463	274	246	356	296	242	11,702

Industry Trends

The skilled nursing industry has evolved to meet the growing demand for post-acute and custodial healthcare services generated by an aging population, increasing life expectancies and the trend toward shifting of patient care to lower cost settings. The skilled nursing industry has evolved in recent years, which we believe has led to a number of favorable improvements in the industry, as described below:

- *Shift of Patient Care to Lower Cost Alternatives.* The growth of the senior population in the United States continues to increase healthcare costs, often faster than the available funding from government-sponsored healthcare programs. In response, federal and state governments have adopted cost-containment measures that encourage the treatment of patients in more cost-effective settings such as skilled nursing facilities, for which the staffing requirements and associated costs are often significantly lower than acute care hospitals, inpatient rehabilitation facilities and other post-acute care settings. As a result, skilled nursing facilities are generally serving a larger population of higher-acuity patients than in the past.
- *Significant Acquisition and Consolidation Opportunities.* The skilled nursing industry is large and highly fragmented, characterized predominantly by numerous local and regional providers. We believe this fragmentation provides significant acquisition and consolidation opportunities for us.
- *Improving Supply and Demand Balance.* The number of skilled nursing facilities has declined modestly over the past several years. We expect that the supply and demand balance in the skilled nursing industry will continue to improve due to the shift of patient care to lower cost settings, an aging population and increasing life expectancies.

- *Increased Demand Driven by Aging Populations and Increased Life Expectancy.* As life expectancy continues to increase in the United States and seniors account for a higher percentage of the total U.S. population, we believe the overall demand for skilled nursing services will increase. At present, the primary market demographic for skilled nursing services is primarily individuals age 75 and older. According to the 2010 U.S. Census, there were over 40 million people in the United States in 2010 that are over 65 years old. The 2010 U.S. Census estimates this group is one of the fastest growing segments of the United States population and is expected to more than double between 2000 and 2030.

We believe the skilled nursing industry has been and will continue to be impacted by several other trends. The use of long-term care insurance is increasing among seniors as a means of planning for the costs of skilled nursing services. In addition, as a result of increased mobility in society, reduction of average family size, and the increased number of two-wage earner couples, more seniors are looking for alternatives outside the family for their care.

Effects of Changing Prices

Medicare reimbursement rates and procedures are subject to change from time to time, which could materially impact our revenue. Medicare reimburses our skilled nursing facilities under a prospective payment system (PPS) for certain inpatient covered services. Under the PPS, facilities are paid a predetermined amount per patient, per day, based on the anticipated costs of treating patients. The amount to be paid is determined by classifying each patient into a resource utilization group (RUG) category that is based upon each patient's acuity level. As of October 1, 2010, the RUG categories were expanded from 53 to 66 with the introduction of minimum data set (MDS) 3.0. Should future changes in skilled nursing facility payments reduce rates or increase the standards for reaching certain reimbursement levels, our Medicare revenues could be reduced, with a corresponding adverse impact on our financial condition or results of operations.

On July 29, 2011, the Centers for Medicare and Medicaid Services (CMS) announced a final rule reducing Medicare skilled nursing facility PPS payments in fiscal year 2012 by $3.87 billion, or 11.1% lower than payments for fiscal year 2011. CMS announced it is recalibrating the case-mix indexes (CMIs) for fiscal year 2012 to restore overall payments to their intended levels on a prospective basis. Each RUG group consists of CMIs that reflect a patient's severity of illness and the services that a patient requires in the skilled nursing facility. In transitioning from the previous classification system to the new RUG-IV, CMS adjusted the CMIs for fiscal year 2011 based on forecasted utilization under this new classification system to establish parity in overall payments. The fiscal year 2011 recalibration of the CMIs was calculated to result in a reduction to skilled nursing facility payments of $4.47 billion or 12.6%. However, this reduction would be partially offset by the fiscal year 2012 update to Medicare payments to skilled nursing facilities. The update, a 1.7% or $600 million increase, reflects a 2.7% market basket increase, reduced by a 1.0% multi-factor productivity (MFP) adjustment mandated by the Patient Protection and Affordable Care Act (PPACA). The Combined MFP-adjusted market basket increase and the fiscal year 2012 recalibration will yield a net reduction of $3.87 billion, or 11.1%.

On August 2, 2011, the President signed into law the Budget Control Act of 2011 (Budget Control Act), which raised the debt ceiling and put into effect a series of actions for deficit reduction. The Budget Control Act creates a Congressional Joint Select Committee on Deficit Reduction (the Committee) that was tasked with proposing additional deficit reduction of at least $1.5 trillion over ten years. As the Committee was unable to achieve its targeted savings, this regulation triggered automatic reductions in discretionary and mandatory spending starting in 2013, including reductions of not more than 2% to payments to Medicare providers. The Budget Control Act also requires Congress to vote on an amendment to the Constitution that would require a balanced budget.

Should future changes in PPS include further reduced rates or increased standards for reaching certain reimbursement levels, our Medicare revenues derived from our skilled nursing facilities (including rehabilitation therapy services provided at our skilled nursing facilities) could be reduced, with a corresponding adverse impact on our financial condition or results of operations.

The Deficit Reduction Act of 2005 (DRA) added Sec. 1833(g)(5) of the Social Security Act and directed the Centers for Medicare and Medicaid Services to develop a process that allows exceptions for Medicare beneficiaries to therapy caps when continued therapy is deemed medically necessary. The therapy cap exception was reauthorized in a number of subsequent laws, most recently in legislation which extends the exceptions process through February 29, 2012. The application of annual caps, or the discontinuation of exceptions to the annual caps, could have an adverse effect on our rehabilitation therapy revenue. Additionally, the exceptions to these caps may not be extended beyond February 29, 2012, which could also have an adverse effect on our revenue after that date.

On March 24, 2011, the governor of California signed Assembly Bill 97 (AB 97), the budget trailer bill on health, into law. AB 97 outlines significant cuts to state health and human services programs. Specifically, the law reduces provider payments by 10% for physicians, pharmacy, clinics, medical transportation, certain hospitals, home health, and nursing facilities. AB X1 19 Long Term Care was subsequently approved by the governor on June 28, 2011. AB X1 19 limits the 10% payment reduction to skilled-nursing providers to 14 months for the services provided on June 1, 2011 through July 31, 2012, with a promise to repay by December 31, 2012. Federal approval was obtained on October 27, 2011. However, the application as to how the cash deferral will be applied is still being finalized. The effective date is to be June 1, 2011, or on such other date or dates as may be applicable. The impact of this new law on us cannot be predicted with certainty as the application of the law has not been finalized. There can be no assurance that the reduction in provider payments will not lead to material adverse consequences in the future.

Historically, adjustments to reimbursement under Medicare have had a significant effect on our revenue. For a discussion of historic adjustments and recent changes to the Medicare program and related reimbursement rates see Risk Factors - Risks Related to Our Business and Industry - "Our revenue could be impacted by federal and state changes to reimbursement and other aspects of Medicaid and Medicare," "Our future revenue, financial condition and results of operations could be impacted by continued cost containment pressures on Medicaid spending," "We may not be fully reimbursed for all services for which each facility bills through consolidated billing, which could adversely affect our revenue, financial condition and results of operations" and "Reforms to the U.S. healthcare system will impose new requirements upon us and may lower our reimbursements." The federal government and state governments continue to focus on efforts to curb spending on healthcare programs such as Medicare and Medicaid. We are not able to predict the outcome of the legislative process. We also cannot predict the extent to which proposals will be adopted or, if adopted and implemented, what effect, if any, such proposals and existing new legislation will have on us. Efforts to impose reduced allowances, greater discounts and more stringent cost controls by government and other payors are expected to continue and could adversely affect our business, financial condition and results of operations.

Payor Sources

Total Revenue by Payor Sources. We derive revenue primarily from the Medicaid and Medicare programs, private pay patients and managed care payors. Medicaid typically covers patients that require standard room and board services, and provides reimbursement rates that are generally lower than rates earned from other sources. We monitor our quality mix, which is the percentage of non-Medicaid revenue from each of our facilities, to measure the level received from each payor across each of our business units. We intend to continue to focus on enhancing our care offerings to accommodate more high acuity patients.

Medicaid. Medicaid is a state-administered program financed by state funds and matching federal funds. Medicaid programs are administered by the states and their political subdivisions, and often go by state-specific names, such as Medi-Cal in California and the Arizona Healthcare Cost Containment System in Arizona. Medicaid programs generally provide health benefits for qualifying individuals, and may supplement Medicare benefits for financially needy persons aged 65 and older. Medicaid reimbursement formulas are established by each state with the approval of the federal government in accordance with federal guidelines. Seniors who enter skilled nursing facilities as private pay clients can become eligible for Medicaid once they have substantially depleted their assets. Medicaid is the largest source of funding for nursing home facilities.

Private and Other Payors. Private and other payors consist primarily of individuals, family members or other third parties who directly pay for the services we provide.

Medicare. Medicare is a federal program that provides healthcare benefits to individuals who are 65 years of age or older or are disabled. To achieve and maintain Medicare certification, a skilled nursing facility must meet the CMS, "Conditions of Participation", on an ongoing basis, as determined in periodic facility inspections or "surveys" conducted primarily by the state licensing agency in the state where the facility is located. Medicare pays for inpatient skilled nursing facility services under the prospective payment system. The prospective payment for each beneficiary is based upon the medical condition of and care needed by the beneficiary. Medicare skilled nursing facility coverage is limited to 100 days per episode of illness for those beneficiaries who require daily care following discharge from an acute care hospital.

Managed Care and Private Insurance. Managed care patients consist of individuals who are insured by a third-party entity, typically a senior HMO plan, or who are Medicare beneficiaries who have assigned their Medicare benefits to a senior HMO plan. Another type of insurance, long-term care insurance, is also becoming more widely available to consumers, but is not expected to contribute significantly to industry revenues in the near term.

Billing and Reimbursement. Our revenue from government payors, including Medicare and state Medicaid agencies, is subject to retroactive adjustments in the form of claimed overpayments and underpayments based on rate adjustments and asserted billing and reimbursement errors. We believe billing and reimbursement errors, disagreements, overpayments and underpayments are common in our industry, and we are regularly engaged with government payors and their fiscal intermediaries in reviews, audits and appeals of our claims for reimbursement due to the subjectivity inherent in the processes related to patient diagnosis and care, recordkeeping, claims processing and other aspects of the patient service and reimbursement processes, and the errors and disagreements those subjectivities can produce.

We take seriously our responsibility to act appropriately under applicable laws and regulations, including Medicare and Medicaid billing and reimbursement laws and regulations. Accordingly, we employ accounting, reimbursement and compliance specialists who train, mentor and assist our clerical, clinical and rehabilitation staffs in the preparation of claims and supporting documentation, regularly monitor billing and reimbursement practices within our facilities, and assist with the appeal of overpayment and recoupment claims generated by governmental, fiscal intermediary and other auditors and reviewers. In addition, due to the potentially serious consequences that could arise from any impropriety in our billing and reimbursement processes, we investigate all allegations of impropriety or irregularity relative thereto, and sometimes do so with the aid of outside auditors, other than our independent registered public accounting firm, attorneys and other professionals.

Whether information about our billing and reimbursement processes is obtained from external sources or activities such as Medicare and Medicaid audits or probe reviews, internal investigations such as the one completed in early 2008 (discussed below in Risk Factors), or our regular day-to-day monitoring and training activities, we collect and utilize such information to improve our billing and reimbursement functions and the various processes related thereto. While, like other operators in our industry, we experience billing and reimbursement errors, disagreements and other effects of the inherent subjectivities in reimbursement processes on a regular basis, we believe that we are in substantial compliance with applicable Medicare and Medicaid reimbursement requirements. We continually strive to improve the efficiency and accuracy of all of our operational and business functions, including our billing and reimbursement processes.

The following table sets forth the payor sources of our total revenue for the periods indicated:

	Year Ended December 31,		
	2011	2010	2009
		(In thousands)	
Payor Sources for All Facilities:			
Medicaid-custodial	$ 277,736	$ 259,711	$ 219,188
Medicare	272,283	219,217	174,769
Medicaid-skilled	20,290	17,573	12,449
Total	570,309	496,501	406,406
Managed care	94,266	84,364	72,544
Private and other payors	93,702	68,667	63,052
Total revenue	$ 758,277	$ 649,532	$ 542,002

Payor Sources as a Percentage of Skilled Nursing Services. We use both our skilled mix and quality mix as measures of the quality of reimbursements we receive at our skilled nursing facilities over various periods. The following table sets forth our percentage of skilled nursing patient days by payor source:

	Year Ended December 31,		
	2011	2010	2009
Percentage of Skilled Nursing Days:			
Medicare	15.2%	14.5%	14.1%
Managed care	8.9	9.2	9.5
Other skilled	1.4	1.3	1.0
Skilled mix	25.5	25.0	24.6
Private and other payors	12.6	11.7	12.7
Quality mix	38.1	36.7	37.3
Medicaid	61.9	63.3	62.7
Total skilled nursing	100.0%	100.0%	100.0%

Reimbursement for Specific Services

Reimbursement for Skilled Nursing Services. Skilled nursing facility revenue is primarily derived from Medicaid, private pay, managed care and Medicare payors. Our skilled nursing facilities provide Medicaid-covered services to eligible individuals consisting of nursing care, room and board and social services. In addition, states may, at their option, cover other services such as physical, occupational and speech therapies.

Reimbursement for Rehabilitation Therapy Services. Rehabilitation therapy revenue is primarily received from private pay and Medicare for services provided at skilled nursing facilities and assisted living facilities. The payments are based on negotiated patient per diem rates or a negotiated fee schedule based on the type of service rendered.

Reimbursement for Assisted Living Services. Assisted living facility revenue is primarily derived from private pay residents at rates we establish based upon the services we provide and market conditions in the area of operation. In addition, Medicaid or other state-specific programs in some states where we operate supplement payments for board and care services provided in assisted living facilities.

Reimbursement for Hospice Services. Hospice revenues are primarily derived from Medicare. We receive one of four predetermined daily or hourly rates based on the level of care we furnish to the beneficiary. These rates are subject to annual adjustments based on inflation and geographic wage considerations.

We are subject to two limitations on Medicare payments for hospice services. First, if inpatient days of care provided to patients at a hospice exceed 20% of the total days of hospice care provided for an annual period beginning on November 1st, then payment for days in excess of this limit are paid for at the routine home care rate.

Second, overall payments made by Medicare to us on a per hospice program basis are also subject to a cap amount calculated by the Medicare fiscal intermediary at the end of the hospice cap period. The Medicare revenue paid to a hospice program from November 1 to October 31 may not exceed the annual aggregate cap amounts. This annual aggregate cap amount is calculated by multiplying the number of first time Medicare hospice beneficiaries during the year by the Medicare per beneficiary cap amount, resulting in that hospice's aggregate cap, which is the allowable amount of total Medicare payments that hospice can receive for that cap year. If a hospice exceeds its aggregate cap, then the hospice must repay the excess back to Medicare. The Medicare cap amount is reduced proportionately for patients who transferred in and out of our hospice services.

Reimbursement for Home Health Services. We derive substantially all of the revenue from our home health business from Medicare and Managed Care sources. Our home health care services generally consist of providing some combination of the services of registered nurses, speech, occupational and physical therapists, medical social workers and certified home health aides. Home health care is often a cost-effective solution for patients, and can also increase their quality of life and allow them to receive quality medical care in the comfort and convenience of a familiar setting.

Competition

The skilled nursing industry is highly competitive, and we expect that the industry will become increasingly competitive in the future. The industry is highly fragmented and characterized by numerous local and regional providers, in addition to large national providers that have achieved geographic diversity and economies of scale. We also compete with inpatient rehabilitation facilities and long-term acute care hospitals. Competitiveness may vary significantly from location to location, depending upon factors such as the number of competing facilities, availability of services, expertise of staff, and the physical appearance and amenities of each location. We believe that the primary competitive factors in the skilled nursing industry are:

- ability to attract and to retain qualified management and caregivers;
- reputation and commitment to quality;
- attractiveness and location of facilities;
- the expertise and commitment of the facility management team and employees;
- community value, including amenities and ancillary services; and
- for private pay and HMO patients, price of services.

We seek to compete effectively in each market by establishing a reputation within the local community as the "facility of choice." This means that the facility leaders are generally free to discern and address the unique needs and priorities of healthcare professionals, customers and other stakeholders in the local community or market, and then create a superior service offering and reputation for that particular community or market that is calculated to encourage prospective customers and referral sources to choose or recommend the facility.

Increased competition could limit our ability to attract and retain patients, maintain or increase rates or to expand our business. Some of our competitors have greater financial and other resources than we have, may have greater brand recognition and may be more established in their respective communities than we are. Competing companies may also offer newer facilities or different programs or services than we offer, and may therefore attract individuals who are currently residents of our facilities, potential residents of our facilities, or who are otherwise receiving our healthcare services. Other competitors may have lower expenses or other competitive advantages than us and, therefore, provide services at lower prices than we offer.

Our Competitive Strengths

We believe that we are well positioned to benefit from the ongoing changes within our industry. We believe that our ability to acquire, integrate and improve our facilities is a direct result of the following key competitive strengths:

Experienced and Dedicated Employees. We believe that our employees are among the best in the skilled nursing industry. We believe each of our facilities is led by an experienced and caring leadership team, including dedicated front-line care staff, who participates daily in the clinical and operational improvement of their individual facilities. We have been successful in attracting, training, incentivizing and retaining a core group of outstanding business and clinical leaders to lead our facilities. These leaders operate their facilities as separate local businesses. With broad local control, these talented leaders and their care staffs are able to quickly meet the needs of their patients and residents, employees and local communities, without waiting for permission to act or being bound to a "one-size-fits-all" corporate strategy.

Unique Incentive Programs. We believe that our employee compensation programs are unique within the skilled nursing industry. Employee stock options and performance bonuses, based on achieving target clinical quality and financial benchmarks, represent a significant component of total compensation for our facility leaders. We believe that these compensation programs assist us in encouraging our facility leaders and key employees to act with a shared ownership mentality. Furthermore, our facility leaders are motivated to help local facilities within a defined "cluster," which is a group of geographically-proximate facilities that share clinical best practices, real-time financial data and other resources and information.

Staff and Leadership Development. We have a company-wide commitment to ongoing education, training and professional development. Accordingly, our facility leaders participate in regular training. Most participate in training sessions at Ensign University, our in-house educational system, generally four or five times each year. Other training opportunities are generally offered on a monthly basis. Training and educational topics include leadership development, our values, updates on Medicaid and Medicare billing requirements, updates on new regulations or legislation, emerging healthcare service alternatives and other relevant clinical, business and industry specific coursework. Additionally, we encourage and provide ongoing education classes for our clinical staff to maintain licensing and increase the breadth of their knowledge and expertise. We believe that our commitment to, and substantial investment in, ongoing education will further strengthen the quality of our facility leaders and staff, and the quality of the care they provide to our patients and residents.

Innovative Service Center Approach. We do not maintain a corporate headquarters; rather, we operate a Service Center to support the efforts of each facility. Our Service Center is a dedicated service organization that acts as a resource and provides centralized information technology, human resources, accounting, payroll, legal, risk management, educational and other key services, so that local facility leaders can focus on delivering top-quality care and efficient business operations. Our Service Center approach allows individual facilities to function with the strength, synergies and economies of scale found in larger organizations, but without what we believe are the disadvantages of a top-down management structure or corporate hierarchy. We believe our Service Center approach is unique within the industry, and allows us to preserve the "one-facility-at-a-time" focus and culture that has contributed to our success.

Proven Track Record of Successful Acquisitions. We have established a disciplined acquisition strategy that is focused on selectively acquiring facilities within our target markets. Our acquisition strategy is highly operations driven. Prospective facility leaders are included in the decision making process and compensated as these acquired facilities reach pre-established clinical quality and financial benchmarks, helping to ensure that we only undertake acquisitions that key leaders believe can become clinically sound and contribute to our financial performance.

Since April 1999, we have acquired 102 facilities with 11,702 operational beds, including 1,262 assisted living beds and 488 independent living units, through both long-term leases and purchases. We believe our experience in acquiring these facilities and our demonstrated success in significantly improving their operations enables us to consider a broad range of acquisition targets. In addition, we believe we have developed expertise in transitioning newly-acquired facilities to our unique organizational culture and operating systems, which enables us to acquire facilities with limited disruption to patients, residents and facility operating staff, while significantly improving quality of care. We also intend to consider the construction of new facilities as we determine that market conditions justify the cost of new construction in some of our markets.

Reputation for Quality Care. We believe that we have achieved a reputation for high-quality and cost-effective care and services to our patients and residents within the communities we serve. We believe that our reputation for quality, coupled with the integrated skilled nursing and rehabilitation services that we offer, allows us to attract patients that require more intensive and medically complex care and generally result in higher reimbursement rates than lower acuity patients.

Community Focused Approach. We view skilled nursing care primarily as a local, community-based business. Our local leadership-centered management culture enables each facility's nursing and support staff and leaders to meet the unique needs of their residents and local communities. We believe that our commitment to this "one-facility-at-a-time" philosophy helps to ensure that each facility, its residents, their family members and the community will receive the individualized attention they need. By serving our residents, their families, the community and our fellow healthcare professionals, we strive to make each individual facility the facility of choice in its local community.

We further believe that when choosing a healthcare provider, consumers usually choose a person or people they know and trust, rather than a corporation or business. Therefore, rather than pursuing a traditional organization-wide branding strategy, we actively seek to develop the facility brand at the local level, serving and marketing one-on-one to caregivers, our residents, their families, the community and our fellow healthcare professionals in the local market.

Attractive Asset Base. We believe that our facilities are among the best-operated in their respective markets. As of December 31, 2011, we owned 77 of the 102 facilities that we operated, and had purchase agreements or options to purchase five of the 25 facilities that we operated under long-term lease arrangements. We will consider exercising some or all of these purchase options as they become exercisable, and we expect that we will own a higher percentage of our facilities in the future than we currently own. Assuming we eventually exercise all purchase options we currently hold and we don't dispose of any of our current facilities, we would own approximately 80% of the facilities we currently operate. By owning our facilities, we believe we will have better control over our occupancy costs over time, as well as increased financial and operational flexibility. We plan to continue to invest in our facilities, both owned and leased, to keep them physically attractive and clinically sound.

Investment in Information Technology. We have acquired information technology that enables our facility leaders to access, and to share with their peers, both clinical and financial performance data in real time. Armed with relevant and current information, our facility leaders and their management teams are able to share best practices and latest information, adjust to challenges and opportunities on a timely basis, improve quality of care, mitigate risk and improve both clinical outcomes and financial performance. We have also invested in specialized healthcare technology systems to assist our nursing and support staff. We have installed automated software and touch-screen interface systems in each facility to enable our clinical staff to more efficiently monitor and deliver patient care and record patient information. We believe these systems have improved the quality of our medical and billing records, while improving the productivity of our staff.

Our Growth Strategy

We believe that the following strategies are primarily responsible for our growth to date, and will continue to drive the growth of our business:

Grow Talent Base and Develop Future Leaders. Our primary growth strategy is to expand our talent base and develop future leaders. A key component of our organizational culture is our belief that strong local leadership is a primary key to the success of each facility. While we believe that significant acquisition opportunities exist, we have generally followed a disciplined approach to growth that permits us to acquire a facility only when we believe, among other things, that we will have qualified leadership for that facility. To develop these leaders, we have a rigorous "CEO-in-Training Program" that attracts proven business leaders from various industries and backgrounds, and provides them the knowledge and hands-on training they need to successfully lead one of our facilities. We generally have between five and fifteen prospective administrators progressing through the various stages of this training program, which is generally much more rigorous, hands-on and intensive than the minimum 1,000 hours of training mandated by the licensing requirements of most states where we do business. Once administrators are licensed and assigned to a facility, they continue to learn and develop in our facility Chief Executive Officer Program, which facilitates the continued development of these talented business leaders into outstanding facility CEOs, through regular peer review, our Ensign University and on-the-job training.

In addition, our facility Chief Operating Officer Program recruits and trains highly-qualified Directors of Nursing to lead the clinical programs in our facilities. Working together with their facility CEO and/or administrator, other key facility leaders and front-line staff, these experienced nurses manage delivery of care and other clinical personnel and programs to optimize both clinical outcomes and employee and patient satisfaction.

Increase Mix of High Acuity Patients. Many skilled nursing facilities are serving an increasingly larger population of patients who require a high level of skilled nursing and rehabilitative care, whom we refer to as high acuity patients, as a result of government and other payors seeking lower-cost alternatives to traditional acute-care hospitals. We generally receive higher reimbursement rates for providing care for these patients. In addition, many of these patients require therapy and other rehabilitative services, which we are able to provide as part of our integrated service offerings. Where therapy services are prescribed by a patient's physician or other healthcare professional, we generally receive additional revenue in connection with the provision of those services. By making these integrated services available to such patients, and maintaining established clinical standards in the delivery of those services, we are able to increase our overall revenues. We believe that we can continue to attract high acuity patients and therapy patients to our facilities by maintaining and enhancing our reputation for quality care, continuing our community focused approach, and strengthening our referral networks.

Focus on Organic Growth and Internal Operating Efficiencies. We plan to continue to grow organically by focusing on increasing patient occupancy within our existing facilities. Although some of the facilities we have acquired were in good physical and operating condition, the majority have been clinically and financially troubled, with some facilities having had occupancy rates as low as 30% at the time of acquisition. Additionally, we believe that incremental operating margins on the last 20% of our beds are significantly higher than on the first 80%, offering real opportunities to improve financial performance within our existing facilities, as we seek to improve overall operational occupancy beyond our average occupancy rates for the years ended December 31, 2011 and 2010 of 79.2% and 79.9%, respectively.

We also believe we can generate organic growth by improving operating efficiencies and the quality of care at the patient level. By focusing on staff development, clinical systems and the efficient delivery of quality patient care, we believe we are able to deliver higher quality care at lower costs than many of our competitors.

We also have achieved incremental occupancy and revenue growth by creating or expanding outpatient therapy programs in existing facilities. Physical, occupational and speech therapy services account for a significant portion of revenue in most of our skilled nursing facilities. By expanding therapy programs to provide outpatient services in many markets, we are able to increase revenue while spreading the fixed costs of maintaining these programs over a larger patient base. Outpatient therapy has also proven to be an effective marketing tool, raising the visibility of our facilities in their local communities and enhancing the reputation of our facilities with short-stay rehabilitation patients.

Add New Facilities and Expand Existing Facilities. A key element of our growth strategy includes the acquisition of new and existing facilities from third parties, the expansion and upgrade of current facilities, and the potential construction of new facilities. In the near term, we plan to take advantage of the fragmented skilled nursing industry by acquiring facilities within select geographic markets and may consider the construction of new facilities. In addition, historically we have targeted facilities that we believed were underperforming, and where we believed we could improve service delivery, occupancy rates and cash flow. With experienced leaders in place at the community level, and demonstrated success in significantly improving operating conditions at acquired facilities, we believe that we are well positioned for continued growth. While the integration of underperforming facilities generally has a negative short-term effect on overall operating margins, these facilities are typically accretive to earnings within 12 to 18 months following their acquisition. For the 73 facilities that we acquired from 2001 through 2010, the aggregate EBITDAR (defined below) as a percentage of revenue improved from 10.6% during the first full three months of operations to 14.1% during the thirteenth through fifteenth months of operations.

Labor

The operation of our skilled nursing and assisted living facilities requires a large number of highly skilled healthcare professionals and support staff. At December 31, 2011, we had approximately 9,433 full-time equivalent employees, employed by our Service Center and our operating subsidiaries. For the year ended December 31, 2011, approximately 60% of our total expenses were payroll related. Periodically, market forces, which vary by region, require that we increase wages in excess of general inflation or in excess of increases in reimbursement rates we receive. We believe that we staff appropriately, focusing primarily on the acuity level and day-to-day needs of our patients and residents. In most of the states where we operate, our skilled nursing facilities are subject to state mandated minimum staffing ratios, so our ability to reduce costs by decreasing staff, notwithstanding decreases in acuity or need, is limited. We seek to manage our labor costs by improving staff retention, improving operating efficiencies, maintaining competitive wage rates and benefits and reducing reliance on overtime compensation and temporary nursing agency services.

The healthcare industry as a whole has been experiencing shortages of qualified professional clinical staff. We believe that our ability to attract and retain qualified professional clinical staff stems from our ability to offer attractive wage and benefits packages, a high level of employee training, an empowered culture that provides incentives for individual efforts and a quality work environment.

Government Regulation

The regulatory environment within the skilled nursing industry continues to intensify in the amount and type of laws and regulations affecting it. In addition to this changing regulatory environment, federal, state and local officials are increasingly focusing their efforts on the enforcement of these laws. In order to operate our facilities we must comply with federal, state and local laws relating to licensure, delivery and adequacy of medical care, distribution of pharmaceuticals, equipment, personnel, operating policies, fire prevention, rate-setting, billing and reimbursement, building codes and environmental protection. Additionally, we must also adhere to anti-kickback laws, physician referral laws, and safety and health standards set by the Occupational Safety and Health Administration (OSHA). Changes in the law or new interpretations of existing laws may have an adverse impact on our methods and costs of doing business.

Skilled nursing facilities are also subject to various regulations and licensing requirements promulgated by state and local health and social service agencies and other regulatory authorities. Requirements vary from state to state and these requirements can affect, among other things, personnel education and training, patient and personnel records, facility services, staffing levels, monitoring of patient wellness, patient furnishings, housekeeping services, dietary requirements, emergency plans and procedures, certification and licensing of staff prior to beginning employment, and patient rights. These laws and regulations could limit our ability to expand into new markets and to expand our services and facilities in existing markets.

Federal Health Care Reform. On March 23, 2010, President Obama signed PPACA into law, which contained several sweeping changes to America's health insurance system. Among other reforms contained in PPACA, many Medicare providers received reductions in their market basket updates. Unlike for some other Medicare providers, PPACA makes no reduction to the market basket update for skilled nursing facilities in fiscal years 2010 or 2011. However, under PPACA, the skilled nursing facility market basket update will be subject to a full productivity adjustment beginning in fiscal year 2012. In addition, PPACA enacted several reforms with respect to skilled nursing facilities and hospice organizations, including payment measures to realize significant savings of federal and state funds by deterring and prosecuting fraud and abuse in both the Medicare and Medicaid programs. While many of the provisions of PPACA will not take effect for several years or are subject to further refinement through the promulgation of regulations, some key provisions of PPACA are:

- *Enhanced CMPs and Escrow Provisions* —PPACA included expanded civil monetary penalty (CMP) provisions applicable to all Medicare and Medicaid providers. PPACA provided for the imposition of CMPs of up to $50,000 and, in some cases, treble damages, for actions relating to alleged false statements to the federal government.
- *Nursing Home Transparency Requirements* — In addition to expanded CMP provisions, PPACA imposed substantial new transparency requirements for Medicare-participating nursing facilities. Existing law required Medicare providers to disclose to CMS: (1) any person or entity that owns directly or indirectly an ownership interest of five percent or more in a provider; (2) officers and directors (if a corporation) and partners (if a partnership); and (3) holders of a mortgage, deed of trust, note or other obligation secured by the entity or the property of the entity. PPACA expanded the information required to be disclosed to include: (4) the facility's organizational structure; (5) additional information on officers, directors, trustees, and "managing employees" of the facility (including their names, titles, and start dates of services); and (6) information on any "additional disclosable party" of the facility. CMS has not yet promulgated regulations to implement these provisions.

- *Face-to-Face Encounter Requirements* — PPACA imposes new patient face-to-face encounter requirements on home health agencies and hospices to establish a patient's ongoing eligibility for Medicare home health services or hospice services, as applicable. A certifying physician or other designated health care professional must conduct the face-to-face encounters within a specified timeframe, and failure of the face-to-face encounter to occur and be properly documented during the applicable timeframe could render the patient's care ineligible for reimbursement under Medicare.

- *Suspension of Payments During Pending Fraud Investigations* — PPACA also provided the federal government with expanded authority to suspend payment if a provider is investigated for allegations or issues of fraud. Section 6402 of the PPACA provides that Medicare and Medicaid payments may be suspended pending a "credible investigation of fraud," unless the Secretary of Health and Human Services determined that good cause exists not to suspend payments. "Credible investigation of fraud" is undefined, although the Secretary must consult with the Office of the Inspector General (OIG) in determining whether a credible investigation of fraud exists. This suspension authority created a new mechanism for the federal government to suspend both Medicare and Medicaid payments for allegations of fraud, independent of whether a state exercised its authority to suspend Medicaid payments pending a fraud investigation. To the extent the Secretary applied this suspension of payments provision to one or more of our facilities for allegations of fraud, such a suspension could adversely affect our revenue, cash flow, financial condition and results of operations. OIG promulgated regulations making these provisions effective as of March 25, 2011.

- *Overpayment Reporting and Repayment; Expanded False Claims Act Liability* — PPACA also enacted several important changes that expand potential liability under the federal False Claims Act. PPACA provided that overpayments related to services provided to both Medicare and Medicaid beneficiaries must be reported and returned to the applicable payor within the later of sixty days of identification of the overpayment, or the date the corresponding cost report (if applicable) is due. Any overpayment retained after the deadline is considered an "obligation" for purposes of the federal False Claims Act.

- *Voluntary Pilot Program — Bundled Payments* — To support the policies of making all providers responsible during an episode of care and rewarding *value* over volume, HHS will establish, test and evaluate alternative payment methodologies for Medicare services through a five-year, national, voluntary pilot program starting in 2013. This program will provide incentives for providers to coordinate patient care across the continuum and to be jointly accountable for an entire episode of care centered around a hospitalization. HHS will develop qualifying provider payment methods that may include bundled payments and bids from entities for episodes of care that begins three days prior to hospitalization and spans 30 days following discharge. The bundled payment will cover the costs of acute care inpatient services; physicians' services delivered in and outside of an acute care hospital; outpatient hospital services including emergency department services; post-acute care services, including home health services, skilled nursing services, inpatient rehabilitation services; and inpatient hospital services. The payment methodology will include payment for services, such as care coordination, medication reconciliation, discharge planning and transitional care services, and other patient-centered activities. Payments for items and services cannot result in spending more than would otherwise be expended for such entities if the pilot program were not implemented. As with Medicare's shared savings program discussed above, payment arrangements among providers on the backside of the bundled payment must take into account significant hurdles under the Anti-kickback Law, the Stark Law and the Civil Monetary Penalties Law. This pilot program may expand in 2016 if expansion would reduce Medicare spending without also reducing quality of care.

- *Accountable Care Organizations* — PPACA authorized CMS to enter into contracts with Accountable Care Organizations (ACOs). ACOs are entities of providers and suppliers organized to deliver services to Medicare beneficiaries and eligible to receive a share of any cost savings the entity can achieve by delivering services to those beneficiaries at a cost below a set baseline and with sufficient quality of care. CMS recently finalized regulations to implement the ACO initiative. The widespread adoption of ACO payment methodologies in the Medicare program, and in other programs and payors, could impact our operations and reimbursement for our services.

The provisions of PPACA discussed above are examples of recently-enacted federal health reform provisions that we believe may have a material impact on the long-term care industry and on our business. However, the foregoing discussion is not intended to constitute, nor does it constitute, an exhaustive review and discussion of PPACA. It is possible that these and other provisions of PPACA may be interpreted, clarified, or applied to our facilities or operations in a way that could have a material adverse impact on the results of operations.

Regulations Regarding Our Facilities. Governmental and other authorities periodically inspect our facilities to assess our compliance with various standards. The intensified regulatory and enforcement environment continues to impact healthcare providers, as these providers respond to periodic surveys and other inspections by governmental authorities and act on any noncompliance identified in the inspection process. Unannounced surveys or inspections generally occur at least annually, and also following a government agency's receipt of a complaint about a facility. We must pass these inspections to maintain our licensure under state law, to obtain or maintain certification under the Medicare and Medicaid programs, to continue participation in the Veterans Administration (VA) program at some facilities, and to comply with our provider contracts with managed care clients at many facilities. From time to time, we, like others in the healthcare industry, may receive notices from federal and state regulatory agencies alleging that we failed to comply with applicable standards. These notices may require us to take corrective action, may impose civil monetary penalties for noncompliance, and may threaten or impose other operating restrictions on facilities such as admission holds, provisional skilled nursing license or increased staffing requirements. If our facilities fail to comply with these directives or otherwise fail to comply substantially with licensure and certification laws, rules and regulations, we could lose our certification as a Medicare or Medicaid provider, or lose our state licenses to operate the facilities.

Regulations Protecting Against Fraud. Various complex federal and state laws exist which govern a wide array of referrals, relationships and arrangements, and prohibit fraud by healthcare providers. Governmental agencies are devoting increasing attention and resources to such anti-fraud efforts. The Health Insurance Portability and Accountability Act of 1996 (HIPAA), and the Balanced Budget Act of 1997 (BBA) expanded the penalties for healthcare fraud. Additionally, in connection with our involvement with federal healthcare reimbursement programs, the government or those acting on its behalf may bring an action under the False Claims Act, alleging that a healthcare provider has defrauded the government. These claimants may seek treble damages for false claims and payment of additional civil monetary penalties. The False Claims Act allows a private individual with knowledge of fraud to bring a claim on behalf of the federal government and earn a percentage of the federal government's recovery. Due to these "whistleblower" incentives, suits have become more frequent.

In May 2009, Congress passed the Fraud Enforcement and Recovery Act (FERA) of 2009 which made significant changes to the federal False Claims Act (FCA), expanding the types of activities subject to prosecution and whistleblower liability. Following changes by FERA, health care providers face significant penalties for the knowing retention of government overpayments, even if no false claim was involved. Health care providers can now be liable for knowingly and improperly avoiding or decreasing an obligation to pay money or property to the government. This includes the retention of any government overpayment. The government can argue, therefore, that a FCA violation can occur without any affirmative fraudulent action or statement, as long as it is knowingly improper. In addition, FERA extended protections against retaliation for whistleblowers, including protections not only for employees, but also contractors and agents. Thus, there is no need for an employment relationship in order to qualify for protection against retaliation for whistleblowing.

In July 2010, Congress passed the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act). The Dodd-Frank Act establishes rigorous standards and supervision to protect the economy and American consumers, investors and businesses. Included under Section 922 of the Dodd-Frank Act, the Securities and Exchange Commission (SEC) will be required to pay a reward to individuals who provide original information to the SEC resulting in monetary sanctions exceeding $1.0 million in civil or criminal proceedings. The award will range from 10 to 30 percent of the amount recouped and the amount of the award shall be at the discretion of the SEC. The purpose of this reward program is to "motivate those with inside knowledge to come forward and assist the Government to identify and prosecute persons who have violated securities laws and recover money for victims of financial fraud."

Regulations Regarding Financial Arrangements. We are also subject to federal and state laws that regulate financial arrangement by healthcare providers, such as the federal and state anti-kickback laws, the Stark laws, and various state referral laws. The federal anti-kickback laws and similar state laws make it unlawful for any person to pay, receive, offer, or solicit any benefit, directly or indirectly, for the referral or recommendation for products or services which are eligible for payment under federal healthcare programs, including Medicare and Medicaid. For the purposes of the anti-kickback law, a "federal healthcare program" includes Medicare and Medicaid programs and any other plan or program that provides health benefits which are funded directly, in whole or in part, by the United States Government.

The arrangements prohibited under these anti-kickback laws can involve nursing homes, hospitals, physicians and other healthcare providers, plans and suppliers. These laws have been interpreted very broadly to include a number of practices and relationships between healthcare providers and sources of patient referral. The scope of prohibited payments is very broad, including anything of value, whether offered directly or indirectly, in cash or in kind. Federal "safe harbor" regulations describe certain arrangements that will not be deemed to constitute violations of the anti-kickback law. Arrangements that do not comply with all of the strict requirements of a safe harbor are not necessarily illegal, but, due to the broad language of the statute, failure to comply with a safe harbor may increase the potential that a government agency or whistleblower will seek to investigate or challenge the arrangement. The safe harbors are narrow and do not cover a wide range of economic relationships.

Violations of the federal anti-kickback laws can result in criminal penalties of up to $25,000 and five years imprisonment. Violations of the anti-kickback laws can also result in civil monetary penalties of up to $50,000 and an assessment of up to three times the total amount of remuneration offered, paid, solicited, or received. Violation of the anti-kickback laws may also result in an individual's or organization's exclusion from future participation in Medicare, Medicaid and other state and federal healthcare programs. Exclusion of us or any of our key employees from the Medicare or Medicaid program could have a material adverse impact on our operations and financial condition.

In addition to these regulations, we may face adverse consequences if we violate the federal Stark laws related to certain Medicare physician referrals. The Stark laws prohibit a physician from referring Medicare patients for certain designated health services where the physician has an ownership interest in or compensation arrangement with the provider of the services, with limited exceptions. Also, any services furnished pursuant to a prohibited referral are not eligible for payment by the Medicare programs, and the provider is prohibited from billing any third party for such services. The Stark laws provide for the imposition of a civil monetary penalty of $15,000 per prohibited claim, and up to $100,000 for knowingly entering into certain prohibited cross-referral schemes, and potential exclusion from Medicare for any person who presents or causes to be presented a bill or claim the person knows or should know is submitted in violation of the Stark laws. Such designated health services include physical therapy services; occupational therapy services; radiology services, including CT, MRI and ultrasound; durable medical equipment and services; radiation therapy services and supplies; parenteral and enteral nutrients, equipment and supplies; prosthetics, orthotics and prosthetic devices and supplies; home health services; outpatient prescription drugs; inpatient and outpatient hospital services; clinical laboratory services; and diagnostic and therapeutic nuclear medical services.

Regulations Regarding Patient Record Confidentiality. We are also subject to laws and regulations enacted to protect the confidentiality of patient health information. For example, the U.S. Department of Health and Human Services has issued rules pursuant to HIPAA, which relate to the privacy of certain patient information. These rules govern our use and disclosure of protected health information. We have established policies and procedures to comply with HIPAA privacy requirements at these facilities. We believe that we are in compliance with all current HIPAA laws and regulations.

Antitrust Laws. We are also subject to federal and state antitrust laws. Enforcement of the antitrust laws against healthcare providers is common, and antitrust liability may arise in a wide variety of circumstances, including third party contracting, physician relations, joint venture, merger, affiliation and acquisition activities. In some respects, the application of federal and state antitrust laws to healthcare is still evolving, and enforcement activity by federal and state agencies appears to be increasing. At various times, healthcare providers and insurance and managed care organizations may be subject to an investigation by a governmental agency charged with the enforcement of antitrust laws, or may be subject to administrative or judicial action by a federal or state agency or a private party. Violators of the antitrust laws could be subject to criminal and civil enforcement by federal and state agencies, as well as by private litigants.

Environmental Matters

Our business is subject to a variety of federal, state and local environmental laws and regulations. As a healthcare provider, we face regulatory requirements in areas of air and water quality control, medical and low-level radioactive waste management and disposal, asbestos management, response to mold and lead-based paint in our facilities and employee safety.

As an owner or operator of our facilities, we also may be required to investigate and remediate hazardous substances that are located on and/or under the property, including any such substances that may have migrated off, or may have been discharged or transported from the property. Part of our operations involves the handling, use, storage, transportation, disposal and discharge of medical, biological, infectious, toxic, flammable and other hazardous materials, wastes, pollutants or contaminants. In addition, we are sometimes unable to determine with certainty whether prior uses of our facilities and properties or surrounding properties may have produced continuing environmental contamination or noncompliance, particularly where the timing or cost of making such determinations is not deemed cost-effective. These activities, as well as the possible presence of such materials in, on and under our properties, may result in damage to individuals, property or the environment; may interrupt operations or increase costs; may result in legal liability, damages, injunctions or fines; may result in investigations, administrative proceedings, penalties or other governmental agency actions; and may not be covered by insurance.

We believe that we are in material compliance with applicable environmental and occupational health and safety requirements. However, we cannot assure you that we will not encounter environmental liabilities in the future, and such liabilities may result in material adverse consequences to our operations or financial condition.

Available Information

We are subject to the reporting requirements under the Securities and Exchange Act of 1934, as amended (Exchange Act). Consequently, we are required to file reports and information with the Securities and Exchange Commission (SEC), including reports on the following forms: annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934. These reports and other information concerning the Company may be accessed through the SEC's website at http://www.sec.gov.

You may also find on our website at http://www.ensigngroup.net, electronic copies of our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act. Such filings are placed on our website as soon as reasonably possible after they are filed with the SEC. All such filings are available free of charge. Information contained in our website is not deemed to be a part of this Annual Report.

Item 1A. ***Risk Factors***

Set forth below are certain risk factors that could harm our business, results of operations and financial condition. You should carefully read the following risk factors, together with the financial statements, related notes and other information contained in this Annual Report on Form 10-K. This Annual Report on Form 10-K contains forward-looking statements that contain risks and uncertainties. Please refer to the section entitled "Cautionary Note Regarding Forward-Looking Statements" on page 1 of this Annual Report on Form 10-K in connection with your consideration of the risk factors and other important factors that may affect future results described below.

Risks Related to Our Business and Industry

Our revenue could be impacted by federal and state changes to reimbursement and other aspects of Medicaid and Medicare.

We derived 39.3% and 42.7% of our revenue from the Medicaid program for the years ended December 31, 2011 and 2010, respectively. We derived 35.9% and 33.7% of our revenue from the Medicare program for the years ended December 31, 2011 and 2010, respectively. If reimbursement rates under these programs are reduced or fail to increase as quickly as our costs, or if there are changes in the way these programs pay for services, our business and results of operations would be adversely affected. The services for which we are currently reimbursed by Medicaid and Medicare may not continue to be reimbursed at adequate levels or at all. Further limits on the scope of services being reimbursed, delays or reductions in reimbursement or changes in other aspects of reimbursement could impact our revenue. For example, in the past, the enactment of the Deficit Reduction Act of 2005 (DRA), the Medicaid Voluntary Contribution and Provider-Specific Tax Amendments of 1991 and the Balanced Budget Act of 1997 (BBA) caused changes in government reimbursement systems, which, in some cases, made obtaining reimbursements more difficult and costly and lowered or restricted reimbursement rates for some of our residents.

The Medicaid and Medicare programs are subject to statutory and regulatory changes affecting base rates or basis of payment, retroactive rate adjustments, annual caps that limit the amount that can be paid (including deductible and coinsurance amounts) for rehabilitation therapy services rendered to Medicare beneficiaries, administrative or executive orders and government funding restrictions, all of which may materially adversely affect the rates and frequency at which these programs reimburse us for our services. For example, the Medicaid Integrity Contractor (MIC) program is increasing the scrutiny placed on Medicaid payments, and could result in recoupments of alleged overpayments in an effort to rein in Medicaid spending. The Mid-Session Review of the presidential budget submitted for federal fiscal year 2010 included, through federal fiscal year 2014, $490.0 million in savings from improving "Medicare and Medicaid program integrity", and another $175.0 million in Medicaid savings through implementation of coding edits to ensure "appropriate Medicaid payments." It is uncertain what proportion of these estimated cost savings will come from recoupments against long-term care facilities. In April 2011 President Obama released the outlines of a deficit reduction plan that would save an additional $340.0 billion in Medicare and Medicaid spending by 2021, $480.0 billion by 2023, and $1.0 trillion over the next decade. Implementation of these and other measures to reduce or delay reimbursement could result in substantial reductions in our revenue and profitability. Payors may disallow our requests for reimbursement based on determinations that certain costs are not reimbursable or reasonable because either adequate or additional documentation was not provided or because certain services were not covered or considered reasonably necessary. Additionally, revenue from these payors can be retroactively adjusted after a new examination during the claims settlement process or as a result of post-payment audits. New legislation and regulatory proposals could impose further limitations on government payments to healthcare providers.

In addition, on October 1, 2010, the next generation of the Minimum Data Set (MDS) 3.0 was implemented, creating significant changes in the methodology for calculating the RUGS category under Medicare Part A, most notably eliminating Section T. Because therapy does not necessarily begin upon admission, MDS 2.0 and the RUGS-III system included a provision to capture therapy services that are scheduled to occur but have not yet been provided in order to calculate a RUG level that better reflects the level of care the recipient would actually receive. This is eliminated with MDS 3.0, which creates a new category of assessment called the Medicare Short Stay Assessment. This assessment provides for calculation of a rehabilitation RUG for residents discharged on or before day eight who received less than five days of therapy.

On July 29, 2011, the Centers for Medicare and Medicaid Services (CMS) announced a final rule reducing Medicare skilled nursing facility PPS payments in fiscal year 2012 by $3.87 billion, or 11.1% lower than payments for fiscal year 2011. CMS announced it is recalibrating the case-mix indexes (CMIs) for fiscal year 2012 to restore overall payments to their intended levels on a prospective basis. Each RUG group consists of CMIs that reflect a patient's severity of illness and the services that a patient requires in the skilled nursing facility. In transitioning from the previous classification system to the new RUG-IV, CMS adjusted the CMIs for fiscal year 2011 based on forecasted utilization under this new classification system to establish parity in overall payments. The fiscal year 2011 recalibration of the CMIs was calculated to result in a reduction to skilled nursing facility payments of $4.47 billion or 12.6%. However, this reduction would be partially offset by the fiscal year 2012 update to Medicare payments to skilled nursing facilities. The update, a 1.7% or $600 million increase, reflects a 2.7% market basket increase, reduced by a 1.0% multi-factor productivity (MFP) adjustment mandated by the Patient Protection and Affordable Care Act (PPACA). The Combined MFP-adjusted market basket increase and the fiscal year 2012 recalibration will yield a net reduction of $3.87 billion, or 11.1%. Lower Medicare reimbursement rates will adversely affect our revenue, financial condition and results of operations.

On August 2, 2011, the President signed into law the Budget Control Act of 2011 (Budget Control Act), which raised the debt ceiling and put into effect a series of actions for deficit reduction. The Budget Control Act creates a Congressional Joint Select Committee on Deficit Reduction (the Committee) that was tasked with proposing additional deficit reduction of at least $1.5 trillion over ten years. As the Committee was unable to achieve its targeted savings, this regulation triggered automatic reductions in discretionary and mandatory spending starting in 2013, including reductions of not more than 2% to payments to Medicare providers. The Budget Control Act also requires Congress to vote on an amendment to the Constitution that would require a balanced budget. Any reductions in Medicare or Medicaid reimbursement could materially adversely affect our profitability.

Should future changes in PPS include further reduced rates or increased standards for reaching certain reimbursement levels, our Medicare revenues derived from our skilled nursing facilities (including rehabilitation therapy services provided at our skilled nursing facilities) could be reduced, with a corresponding adverse impact on our financial condition or results of operations.

Our future revenue, financial condition and results of operations could be impacted by continued cost containment pressures on Medicaid spending.

Medicaid, which is largely administered by the states, is a significant payor for our skilled nursing services. Rapidly increasing Medicaid spending, combined with slow state revenue growth, has led many states to institute measures aimed at controlling spending growth. For example, in February 2009, the California legislature approved a new budget to help relieve a $42 billion budget deficit. The budget package was signed after months of negotiation, during which time California's governor declared a fiscal state of emergency in California. The new budget implements spending cuts in several areas, including Medi-Cal spending. Some of the spending cuts are triggered only if an inadequate amount of federal funding is received from the American Recovery and Reinvestment Act of 2009. Further, California initially had extended its cost-based Medi-Cal long-term care reimbursement system enacted through Assembly Bill 1629 (A.B.1629) through the 2009-2010 and 2010-2011 rate years with a growth rate of up to five percent for both years. However, due to California's severe budget crisis, in July 2009, the State passed a budget-balancing proposal that eliminated this five percent growth cap by amending the current statute to provide that, for the 2009-2010 and 2010-2011 rate years, the weighted average Medi-Cal reimbursement rate paid to long-term care facilities shall not exceed the weighted average Medi-Cal reimbursement rate for the 2008-2009 rate year. In addition, the budget proposal increased the amounts that California nursing facilities will pay to Medi-Cal in quality assurance fees for the 2009-2010 and 2010-2011 rate years by including Medicare revenue in the calculation of the quality assurance fee that nursing facilities pay under A.B. 1629. Although overall reimbursement from Medi-Cal remained stable, individual facility rates varied.

California's Governor signed the budget trailer into law in October 2010. Despite its enactment, these changes in reimbursement to long-term care facilities will be implemented retroactively to the beginning of the calendar quarter in which California submitted its request for federal approval of CMS. Most recently, on January 10, 2011, the California Governor proposed a budget for 2011-2012 which proposes to reduce Medi-Cal provider payments by 10%, including payments to long-term care facilities. Because state legislatures control the amount of state funding for Medicaid programs, cuts or delays in approval of such funding by legislatures could reduce the amount of, or cause a delay in, payment from Medicaid to skilled nursing facilities. Since a significant portion of our revenue is generated from our skilled nursing operations in California, these budget reductions, if approved, could adversely affect our net patient service revenue and profitability. We expect continuing cost containment pressures on Medicaid outlays for skilled nursing facilities, and any such decline could adversely affect our financial condition and results of operations.

On March 24, 2011, the governor of California signed Assembly Bill 97 (AB 97), the budget trailer bill on health, into law. AB 97 outlines significant cuts to state health and human services programs. Specifically, the law reduces provider payments by 10% for physicians, pharmacy, clinics, medical transportation, certain hospitals, home health, and nursing facilities. AB X1 19 *Long Term Care* was subsequently approved by the governor on June 28, 2011. AB X1 19 limits the 10% payment reduction to skilled-nursing providers to 14 months for the services provided on June 1, 2011 through July 31, 2012 with a promise to repay by December 31, 2012. Federal approval was obtained on October 27, 2011. However, the application as to how the cash deferral will be applied is still being finalized. The effective date is to be June 1, 2011, or on such other date or dates as may be applicable. The impact of this new law on us cannot be predicted with certainty as the application of the law has not been finalized. There can be no assurance that the reduction in provider payments will not lead to material adverse consequences in the future.

To generate funds to pay for the increasing costs of the Medicaid program, many states utilize financial arrangements such as provider taxes. Under provider tax arrangements, states collect taxes or fees from healthcare providers and then return the revenue to these providers as Medicaid expenditures. Congress, however, has placed restrictions on states' use of provider tax and donation programs as a source of state matching funds. Under the Medicaid Voluntary Contribution and Provider-Specific Tax Amendments of 1991, the federal medical assistance percentage available to a state was reduced by the total amount of healthcare related taxes that the state imposed, unless certain requirements are met. The federal medical assistance percentage is not reduced if the state taxes are broad-based and not applied specifically to Medicaid reimbursed services. In addition, the healthcare providers receiving Medicaid reimbursement must be at risk for the amount of tax assessed and must not be guaranteed to receive reimbursement through the applicable state Medicaid program for the tax assessed. Lower Medicaid reimbursement rates would adversely affect our revenue, financial condition and results of operations.

We may not be fully reimbursed for all services for which each facility bills through consolidated billing, which could adversely affect our revenue, financial condition and results of operations.

Skilled nursing facilities are required to perform consolidated billing for certain items and services furnished to patients and residents. The consolidated billing requirement essentially confers on the skilled nursing facility itself the Medicare billing responsibility for the entire package of care that its residents receive in these situations. The BBA also affected skilled nursing facility payments by requiring that post-hospitalization skilled nursing services be "bundled" into the hospital's Diagnostic Related Group (DRG) payment in certain circumstances. Where this rule applies, the hospital and the skilled nursing facility must, in effect, divide the payment which otherwise would have been paid to the hospital alone for the patient's treatment, and no additional funds are paid by Medicare for skilled nursing care of the patient. At present, this provision applies to a limited number of DRGs, but already is apparently having a negative effect on skilled nursing facility utilization and payments, either because hospitals are finding it difficult to place patients in skilled nursing facilities which will not be paid as before or because hospitals are reluctant to discharge the patients to skilled nursing facilities and lose part of their payment. This bundling requirement could be extended to more DRGs in the future, which would accentuate the negative impact on skilled nursing facility utilization and payments. We may not be fully reimbursed for all services for which each facility bills through consolidated billing, which could adversely affect our revenue, financial condition and results of operations.

Reforms to the U.S. healthcare system will impose new requirements upon us and may lower our reimbursements.

The Patient Protection and Affordable Care Act (PPACA) and the Health Care and Education Reconciliation Act of 2010 (the Reconciliation Act) were recently enacted as new laws. These new laws include sweeping changes to how health care is paid for and furnished in the United States.

PPACA, as modified by the Reconciliation Act, is projected to expand access to Medicaid for approximately 16 million additional people. It also reduces the projected growth of Medicare by $500 billion over ten years by tying payments to providers more closely to quality outcomes. It also imposes new obligations on skilled nursing facilities, requiring them to disclose information regarding ownership, expenditures and certain other information. This information will be disclosed on a website for comparison by members of the public.

To address potential fraud and abuse in federal health care programs, including Medicare and Medicaid, PPACA includes provider screening and enhanced oversight periods for new providers and suppliers, as well as enhanced penalties for submitting false claims. It also provides funding for enhanced anti-fraud activities. The new law imposes enrollment moratoria in elevated risk areas by requiring providers and suppliers to establish compliance programs. PPACA also provides the federal government with expanded authority to suspend payment if a provider is investigated for allegations or issues of fraud. Section 6402 of the PPACA provides that Medicare and Medicaid payments may be suspended pending a "credible investigation of fraud," unless the Secretary of Health and Human Services determines that good cause exists not to suspend payments. To the extent the Secretary applies this suspension of payments provision to one of our facilities for allegations of fraud, such a suspension could adversely affect our results of operations.

Under PPACA, the U.S. Department of Health and Human Services (HHS) will establish, test and evaluate alternative payment methodologies for Medicare services through a five-year, national, voluntary pilot program starting in 2013. This program will provide incentives for providers to coordinate patient care across the continuum and to be jointly accountable for an entire episode of care centered around a hospitalization. HHS will develop qualifying provider payment methods that may include bundled payments and bids from entities for episodes of care that begins three days prior to hospitalization and spans 30 days following discharge. The bundled payment will cover the costs of acute care inpatient services; physicians' services delivered in and outside of an acute care hospital; outpatient hospital services including emergency department services; post-acute care services, including home health services, skilled nursing services; inpatient rehabilitation services; and inpatient hospital services. The payment methodology will include payment for services, such as care coordination, medication reconciliation, discharge planning and transitional care services, and other patient-centered activities. Payments for items and services cannot result in spending more than would otherwise be expended for such entities if the pilot program were not implemented. As with Medicare's shared savings program discussed above, payment arrangements among providers on the backside of the bundled payment must take into account significant hurdles under the Anti-kickback Law, the Stark Law and the Civil Monetary Penalties Law. This pilot program may expand in 2016 if expansion would reduce Medicare spending without also reducing quality of care.

PPACA attempts to improve the health care delivery system through incentives to enhance quality, improve beneficiary outcomes and increase value of care. One of these key delivery system reforms is the encouragement of Accountable Care Organizations (ACOs). ACOs will facilitate coordination and cooperation among providers to improve the quality of care for Medicare beneficiaries and reduce unnecessary costs. Participating ACOs that meet specified quality performance standards will be eligible to receive a share of any savings if the actual per capita expenditures of their assigned Medicare beneficiaries are a sufficient percentage below their specified benchmark amount. Quality performance standards will include measures in such categories as clinical processes and outcomes of care, patient experience and utilization of services.

We cannot predict what effect these changes will have on our business, including the demand for our services or the amount of reimbursement available for those services. However, it is possible these new laws may lower reimbursement and adversely affect our business.

Increased competition for, or a shortage of, nurses and other skilled personnel could increase our staffing and labor costs and subject us to monetary fines.

Our success depends upon our ability to retain and attract nurses, Certified Nurse Assistants (CNAs) and therapists. Our success also depends upon our ability to retain and attract skilled management personnel who are responsible for the day-to-day operations of each of our facilities. Each facility has a facility leader responsible for the overall day-to-day operations of the facility, including quality of care, social services and financial performance. Depending upon the size of the facility, each facility leader is supported by facility staff that is directly responsible for day-to-day care of the patients and marketing and community outreach programs. Other key positions supporting each facility may include individuals responsible for physical, occupational and speech therapy, food service and maintenance. We compete with various healthcare service providers, including other skilled nursing providers, in retaining and attracting qualified and skilled personnel.

We operate one or more skilled nursing facilities in the states of Arizona, California, Colorado, Idaho, Iowa, Nebraska, Nevada, Texas, Utah and Washington. With the exception of Utah, which follows federal regulations, each of these states has established minimum staffing requirements for facilities operating in that state. Failure to comply with these requirements can, among other things, jeopardize a facility's compliance with the conditions of participation under relevant state and federal healthcare programs. In addition, if a facility is determined to be out of compliance with these requirements, it may be subject to a notice of deficiency, a citation, or a significant fine or litigation risk. For example, we are aware of one company in our industry that is subject to a substantial judgment as a result of not complying with minimum staffing laws. Deficiencies may also result in the suspension of patient admissions and/or the termination of Medicaid participation, or the suspension, revocation or nonrenewal of the skilled nursing facility's license. If the federal or state governments were to issue regulations which materially change the way compliance with the minimum staffing standard is calculated or enforced, our labor costs could increase and the current shortage of healthcare workers could impact us more significantly.

Increased competition for or a shortage of nurses or other trained personnel, or general inflationary pressures may require that we enhance our pay and benefits packages to compete effectively for such personnel. We may not be able to offset such added costs by increasing the rates we charge to our patients. Turnover rates and the magnitude of the shortage of nurses or other trained personnel vary substantially from facility to facility. An increase in costs associated with, or a shortage of, skilled nurses, could negatively impact our business. In addition, if we fail to attract and retain qualified and skilled personnel, our ability to conduct our business operations effectively would be harmed.

We are subject to various government reviews, audits and investigations that could adversely affect our business, including an obligation to refund amounts previously paid to us, potential criminal charges, the imposition of fines, and/or the loss of our right to participate in Medicare and Medicaid programs.

As a result of our participation in the Medicaid and Medicare programs, we are subject to various governmental reviews, audits and investigations to verify our compliance with these programs and applicable laws and regulations. We are also subject to audits under various government programs, including Recovery Audit Contractors (RAC), Zone Program Integrity Contractors (ZPIC), Program Safeguard Contractors (PSC) and Medicaid Integrity Contributors (MIC) programs, in which third party firms engaged by CMS conduct extensive reviews of claims data and medical and other records to identify potential improper payments under the Medicare programs. Private pay sources also reserve the right to conduct audits. We believe that billing and reimbursement errors and disagreements are common in our industry. We are regularly engaged in reviews, audits and appeals of our claims for reimbursement due to the subjectivities inherent in the process related to patient diagnosis and care, record keeping, claims processing and other aspects of the patient service and reimbursement processes, and the errors and disagreements those subjectivities can produce. An adverse review, audit or investigation could result in:

- an obligation to refund amounts previously paid to us pursuant to the Medicare or Medicaid programs or from private payors, in amounts that could be material to our business;
- state or federal agencies imposing fines, penalties and other sanctions on us;
- loss of our right to participate in the Medicare or Medicaid programs or one or more private payor networks;
- an increase in private litigation against us; and
- damage to our reputation in various markets.

In 2004, one of our Medicare fiscal intermediaries began to conduct selected reviews of claims previously submitted by and paid to some of our facilities. While we have always been subject to post-payment audits and reviews, more intensive "probe reviews" appear to be a permanent procedure with our fiscal intermediary. Although some of these probe reviews identified patient miscoding, documentation deficiencies and other errors in our recordkeeping and Medicare billing, these errors resulted in no Medicare revenue recoupment, net of appeal recoveries, to the federal government and related resident copayments. As of December 31, 2011, we had one facility under probe review.

If the government or court were to conclude that such errors and deficiencies constituted criminal violations, or were to conclude that such errors and deficiencies resulted in the submission of false claims to federal healthcare programs, or if it were to discover other problems in addition to the ones identified by the probe reviews that rose to actionable levels, we and certain of our officers might face potential criminal charges and/or civil claims, administrative sanctions and penalties for amounts that could be material to our business, results of operations and financial condition. In addition, we and/or some of our key personnel could be temporarily or permanently excluded from future participation in state and federal healthcare reimbursement programs such as Medicaid and Medicare. In any event, it is likely that a governmental investigation alone, regardless of its outcome, would divert material time, resources and attention from our management team and our staff, and could have a materially detrimental impact on our results of operations during and after any such investigation or proceedings.

In some cases, probe reviews can also result in a facility being temporarily placed on prepayment review of reimbursement claims, requiring additional documentation and adding steps and time to the reimbursement process for the affected facility. Failure to meet claim filing and documentation requirements during the prepayment review could subject a facility to an even more intensive "targeted review," where a corrective action plan addressing perceived deficiencies must be prepared by the facility and approved by the fiscal intermediary. During a targeted review, additional claims are reviewed pre-payment to ensure that the prescribed corrective actions are being followed. Failure to make corrections or to otherwise meet the claim documentation and submission requirements could eventually result in Medicare decertification. None of our operations are currently on prepayment review, although some may be placed on prepayment review in the future. We have no operations that are currently undergoing targeted review.

Public and government calls for increased survey and enforcement efforts toward long-term care facilities could result in increased scrutiny by state and federal survey agencies. In addition, potential sanctions and remedies based upon alleged regulatory deficiencies could negatively affect our financial condition and results of operations.

CMS has undertaken several initiatives to increase or intensify Medicaid and Medicare survey and enforcement activities, including federal oversight of state actions. CMS is taking steps to focus more survey and enforcement efforts on facilities with findings of substandard care or repeat violations of Medicaid and Medicare standards, and to identify multi-facility providers with patterns of noncompliance. In addition, the Department of Health and Human Services has adopted a rule that requires CMS to charge user fees to healthcare facilities cited during regular certification, recertification or substantiated complaint surveys for deficiencies, which require a revisit to assure that corrections have been made. CMS is also increasing its oversight of state survey agencies and requiring state agencies to use enforcement sanctions and remedies more promptly when substandard care or repeat violations are identified, to investigate complaints more promptly, and to survey facilities more consistently.

The intensified and evolving enforcement environment impacts providers like us because of the increase in the scope or number of inspections or surveys by governmental authorities and the severity of consequent citations for alleged failure to comply with regulatory requirements. We also divert personnel resources to respond to federal and state investigations and other enforcement actions. The diversion of these resources, including our management team, clinical and compliance staff, and others take away from the time and energy that these individuals could otherwise spend on routine operations. As noted, from time to time in the ordinary course of business, we receive deficiency reports from state and federal regulatory bodies resulting from such inspections or surveys. The focus of these deficiency reports tends to vary from year to year. Although most inspection deficiencies are resolved through an agreed-upon plan of corrective action, the reviewing agency typically has the authority to take further action against a licensed or certified facility, which could result in the imposition of fines, imposition of a provisional or conditional license, suspension or revocation of a license, suspension or denial of payment for new admissions, loss of certification as a provider under state or federal healthcare programs, or imposition of other sanctions, including criminal penalties. In the past, we have experienced inspection deficiencies that have resulted in the imposition of a provisional license and could experience these results in the future. We currently have no facilities operating under provisional licenses which were the result of inspection deficiencies.

Furthermore, in some states, citations in one facility impact other facilities in the state. Revocation of a license at a given facility could therefore impair our ability to obtain new licenses or to renew existing licenses at other facilities, which may also trigger defaults or cross-defaults under our leases and our credit arrangements, or adversely affect our ability to operate or obtain financing in the future. If state or federal regulators were to determine, formally or otherwise, that one facility's regulatory history ought to impact another of our existing or prospective facilities, this could also increase costs, result in increased scrutiny by state and federal survey agencies, and even impact our expansion plans. Therefore, our failure to comply with applicable legal and regulatory requirements in any single facility could negatively impact our financial condition and results of operations as a whole.

When a facility is found to be deficient under state licensing and Medicaid and Medicare standards, sanctions may be threatened or imposed such as denial of payment for new Medicaid and Medicare admissions, civil monetary penalties, focused state and federal oversight and even loss of eligibility for Medicaid and Medicare participation or state licensure. Sanctions such as denial of payment for new admissions often are scheduled to go into effect before surveyors return to verify compliance. Generally, if the surveyors confirm that the facility is in compliance upon their return, the sanctions never take effect. However, if they determine that the facility is not in compliance, the denial of payment goes into effect retroactive to the date given in the original notice. This possibility sometimes leaves affected operators, including us, with the difficult task of deciding whether to continue accepting patients after the potential denial of payment date, thus risking the retroactive denial of revenue associated with those patients' care if the operators are later found to be out of compliance, or simply refusing admissions from the potential denial of payment date until the facility is actually found to be in compliance. In the past, some of our facilities have been in denial of payment status due to findings of continued regulatory deficiencies, resulting in an actual loss of the revenue associated with the Medicare and Medicaid patients admitted after the denial of payment date. Additional sanctions could ensue and, if imposed, these sanctions, entailing various remedies up to and including decertification, would further negatively affect our financial condition and results of operations. From time to time, we have opted to voluntarily stop accepting new patients pending completion of a new state survey, in order to avoid possible denial of payment for new admissions during the deficiency cure period, or simply to avoid straining staff and other resources while retraining staff, upgrading operating systems or making other operational improvements.

Facilities with otherwise acceptable regulatory histories generally are given an opportunity to correct deficiencies and continue their participation in the Medicare and Medicaid programs by a certain date, usually within nine months, although where denial of payment remedies are asserted, such interim remedies go into effect much sooner. Facilities with deficiencies that immediately jeopardize patient health and safety and those that are classified as poor performing facilities, however, are not generally given an opportunity to correct their deficiencies prior to the imposition of remedies and other enforcement actions. Moreover, facilities with poor regulatory histories continue to be classified by CMS as poor performing facilities notwithstanding any intervening change in ownership, unless the new owner obtains a new Medicare provider agreement instead of assuming the facility's existing agreement. However, new owners (including us, historically) nearly always assume the existing Medicare provider agreement due to the difficulty and time delays generally associated with obtaining new Medicare certifications, especially in previously-certified locations with sub-par operating histories. Accordingly, facilities that have poor regulatory histories before we acquire them and that develop new deficiencies after we acquire them are more likely to have sanctions imposed upon them by CMS or state regulators. In addition, CMS has increased its focus on facilities with a history of serious quality of care problems through the special focus facility initiative. A facility's administrators and owners are notified when it is identified as a special focus facility. This information is also provided to the general public. The special focus facility designation is based in part on the facility's compliance history typically dating before our acquisition of the facility. Local state survey agencies recommend to CMS that facilities be placed on special focus status. A special focus facility receives heightened scrutiny and more frequent regulatory surveys. Failure to improve the quality of care can result in fines and termination from participation in Medicare and Medicaid. A facility "graduates" from the program once it demonstrates significant improvements in quality of care that are continued over time.

We have received notices of potential sanctions and remedies based upon alleged regulatory deficiencies from time to time, and such sanctions have been imposed on some of our facilities. We have had several facilities placed on special focus facility status, due largely or entirely to their respective regulatory histories prior to our acquisition of the operations, and have successfully graduated four facilities from the program to date. CMS has included one of our facilities on its special focus facilities listing, and other facilities may be identified for such status in the future.

Annual caps that limit the amounts that can be paid for outpatient therapy services rendered to any Medicare beneficiary may reduce our future revenue and profitability or cause us to incur losses.

Some of our rehabilitation therapy revenue is paid by the Medicare Part B program under a fee schedule. Congress has established annual caps that limit the amounts that can be paid (including deductible and coinsurance amounts) for rehabilitation therapy services rendered to any Medicare beneficiary under Medicare Part B. The BBA requires a combined cap for physical therapy and speech-language pathology and a separate cap for occupational therapy.

The DRA directs CMS to create a process to allow exceptions to therapy caps for certain medically necessary services provided on or after January 1, 2006 for patients with certain conditions or multiple complexities whose therapy services are reimbursed under Medicare Part B. A significant portion of the residents in our skilled nursing facilities and patients served by our rehabilitation therapy programs whose therapy is reimbursed under Medicare Part B have qualified for the exceptions to these reimbursement caps. DRA added Sec. 1833(g)(5) of the Social Security Act and directed them to develop a process that allows exceptions for Medicare beneficiaries to therapy caps when continued therapy is deemed medically necessary. The therapy cap exception was reauthorized in a number of subsequent laws, most recently in legislation which extends the exceptions process through February 29, 2012.

The application of annual caps, or the discontinuation of exceptions to the annual caps, could have an adverse effect on our rehabilitation therapy revenue. Additionally, the exceptions to these caps may not be extended beyond February 29, 2012, which could also have an adverse effect on our revenue after that date.

Our hospice operations are subject to annual Medicare caps calculated by Medicare. If such caps were to be exceeded by any of our hospice providers, our business and consolidated financial condition, results of operations and cash flows could be materially adversely affected.

With respect to our hospice operations, overall payments made by Medicare to each provider number are subject to an inpatient cap amount and an overall payment cap, which are calculated and published by the Medicare fiscal intermediary on an annual basis covering the period from November 1 through October 31. If payments received by any one of our hospice provider numbers exceeds either of these caps, we may be required to reimburse Medicare for payments received in excess of the caps, which could have a material adverse effect on our business and consolidated financial condition, results of operations and cash flows.

We are subject to extensive and complex federal and state government laws and regulations which could change at any time and increase our cost of doing business and subject us to enforcement actions.

We, along with other companies in the healthcare industry, are required to comply with extensive and complex laws and regulations at the federal, state and local government levels relating to, among other things

- facility and professional licensure, certificates of need, permits and other government approvals;
- adequacy and quality of healthcare services;
- qualifications of healthcare and support personnel;
- quality of medical equipment;
- confidentiality, maintenance and security issues associated with medical records and claims processing;
- relationships with physicians and other referral sources and recipients;
- constraints on protective contractual provisions with patients and third-party payors;
- operating policies and procedures;
- certification of additional facilities by the Medicare program; and
- payment for services.

The laws and regulations governing our operations, along with the terms of participation in various government programs, regulate how we do business, the services we offer, and our interactions with patients and other healthcare providers. These laws and regulations are subject to frequent change. We believe that such regulations may increase in the future and we cannot predict the ultimate content, timing or impact on us of any healthcare reform legislation. Changes in existing laws or regulations, or the enactment of new laws or regulations, could negatively impact our business. If we fail to comply with these applicable laws and regulations, we could suffer civil or criminal penalties and other detrimental consequences, including denial of reimbursement, imposition of fines, temporary suspension of admission of new patients, suspension or decertification from the Medicaid and Medicare programs, restrictions on our ability to acquire new facilities or expand or operate existing facilities, the loss of our licenses to operate and the loss of our ability to participate in federal and state reimbursement programs.

We are subject to federal and state laws, such as the Federal False Claims Act, state false claims acts, the illegal remuneration provisions of the Social Security Act, the federal anti-kickback laws, state anti-kickback laws, and the federal "Stark" laws, that govern financial and other arrangements among healthcare providers, their owners, vendors and referral sources, and that are intended to prevent healthcare fraud and abuse. Among other things, these laws prohibit kickbacks, bribes and rebates, as well as other direct and indirect payments or fee-splitting arrangements that are designed to induce the referral of patients to a particular provider for medical products or services payable by any federal healthcare program, and prohibit presenting a false or misleading claim for payment under a federal or state program. They also prohibit some physician self-referrals. Possible sanctions for violation of any of these restrictions or prohibitions include loss of eligibility to participate in federal and state reimbursement programs and civil and criminal penalties. Changes in these laws could increase our cost of doing business. If we fail to comply, even inadvertently, with any of these requirements, we could be required to alter our operations, refund payments to the government, enter into corporate integrity, deferred prosecution or similar agreements with state or federal government agencies, and become subject to significant civil and criminal penalties.

In May 2009, Congress passed the Fraud Enforcement and Recovery Act (FERA) of 2009 which made significant changes to the federal False Claims Act (FCA), expanding the types of activities subject to prosecution and whistleblower liability. Following changes by FERA, health care providers face significant penalties for known retention of government overpayments, even if no false claim was involved. Health care providers can now be liable for knowingly and improperly avoiding or decreasing an obligation to pay money or property to the government. This includes the retention of any government overpayment. The government can argue, therefore, that a FCA violation can occur without any affirmative fraudulent action or statement, as long as it is knowingly improper. In addition, FERA extended protections against retaliation for whistleblowers, including protections not only for employees, but also contractors and agents. Thus, there is no need for an employment relationship in order to qualify for protection against retaliation for whistleblowing.

We are also required to comply with state and federal laws governing the transmission, privacy and security of health information. The Health Insurance Portability and Accountability Act of 1996 (HIPAA) requires us to comply with certain standards for the use of individually identifiable health information within our company, and the disclosure and electronic transmission of such information to third parties, such as payors, business associates and patients. These include standards for common electronic healthcare transactions and information, such as claim submission, plan eligibility determination, payment information submission and the use of electronic signatures; unique identifiers for providers, employers and health plans; and the security and privacy of individually identifiable health information. In addition, some states have enacted comparable or, in some cases, more stringent privacy and security laws. If we fail to comply with these state and federal laws, we could be subject to criminal penalties and civil sanctions and be forced to modify our policies and procedures.

Our failure to obtain or renew required regulatory approvals or licenses or to comply with applicable regulatory requirements, the suspension or revocation of our licenses or our disqualification from participation in federal and state reimbursement programs, or the imposition of other harsh enforcement sanctions could increase our cost of doing business and expose us to potential sanctions. Furthermore, if we were to lose licenses or certifications for any of our facilities as a result of regulatory action or otherwise, we could be deemed to be in default under some of our agreements, including agreements governing outstanding indebtedness and lease obligations.

Increased civil and criminal enforcement efforts of government agencies against skilled nursing facilities could harm our business, and could preclude us from participating in federal healthcare programs.

Both federal and state government agencies have heightened and coordinated civil and criminal enforcement efforts as part of numerous ongoing investigations of healthcare companies and, in particular, skilled nursing facilities. The focus of these investigations includes, among other things:

- cost reporting and billing practices;
- quality of care;
- financial relationships with referral sources; and
- medical necessity of services provided.

If any of our facilities is decertified or loses its licenses, our revenue, financial condition or results of operations would be adversely affected. In addition, the report of such issues at any of our facilities could harm our reputation for quality care and lead to a reduction in our patient referrals and ultimately a reduction in occupancy at these facilities. Also, responding to enforcement efforts would divert material time, resources and attention from our management team and our staff, and could have a materially detrimental impact on our results of operations during and after any such investigation or proceedings, regardless of whether we prevail on the underlying claim.

Federal law provides that practitioners, providers and related persons may not participate in most federal healthcare programs, including the Medicaid and Medicare programs, if the individual or entity has been convicted of a criminal offense related to the delivery of a product or service under these programs or if the individual or entity has been convicted under state or federal law of a criminal offense relating to neglect or abuse of patients in connection with the delivery of a healthcare product or service. Other individuals or entities may be, but are not required to be, excluded from such programs under certain circumstances, including, but not limited to, the following:

- medical necessity of services provided;
- conviction related to fraud;
- conviction relating to obstruction of an investigation;
- conviction relating to a controlled substance;
- licensure revocation or suspension;
- exclusion or suspension from state or other federal healthcare programs;
- filing claims for excessive charges or unnecessary services or failure to furnish medically necessary services;
- ownership or control of an entity by an individual who has been excluded from the Medicaid or Medicare programs, against whom a civil monetary penalty related to the Medicaid or Medicare programs has been assessed or who has been convicted of a criminal offense under federal healthcare programs; and
- the transfer of ownership or control interest in an entity to an immediate family or household member in anticipation of, or following, a conviction, assessment or exclusion from the Medicare or Medicaid programs.

The OIG, among other priorities, is responsible for identifying and eliminating fraud, abuse and waste in certain federal healthcare programs. The OIG has implemented a nationwide program of audits, inspections and investigations and from time to time issues "fraud alerts" to segments of the healthcare industry on particular practices that are vulnerable to abuse. The fraud alerts inform healthcare providers of potentially abusive practices or transactions that are subject to criminal activity and reportable to the OIG. An increasing level of resources has been devoted to the investigation of allegations of fraud and abuse in the Medicaid and Medicare programs, and federal and state regulatory authorities are taking an increasingly strict view of the requirements imposed on healthcare providers by the Social Security Act and Medicaid and Medicare programs. Although we have created a corporate compliance program that we believe is consistent with the OIG guidelines, the OIG may modify its guidelines or interpret its guidelines in a manner inconsistent with our interpretation or the OIG may ultimately determine that our corporate compliance program is insufficient.

In some circumstances, if one facility is convicted of abusive or fraudulent behavior, then other facilities under common control or ownership may be decertified from participating in Medicaid or Medicare programs. Federal regulations prohibit any corporation or facility from participating in federal contracts if it or its principals have been barred, suspended or declared ineligible from participating in federal contracts. In addition, some state regulations provide that all facilities under common control or ownership licensed within a state may be de-licensed if one or more of the facilities are de-licensed. If any of our facilities were decertified or excluded from participating in Medicaid or Medicare programs, our revenue would be adversely affected.

The Office of the Inspector General or other organizations may choose to more closely scrutinize the billing practices of for-profit skilled nursing facilities, which could result in an increase in regulatory monitoring and oversight, decreased reimbursement rates, or otherwise adversely affect our business, financial condition and results of operations.

In December 2010, the OIG released a report entitled "Questionable Billing by Skilled Nursing Facilities." The report examined the billing practices of skilled nursing facilities based on Medicare Part A claims from 2006 to 2008 and found, among other things, that for-profit skilled nursing facilities were more likely to bill for higher paying therapy RUGs, particularly in the ultra high therapy categories, than government and not-for-profit operators. It also found that for-profit skilled nursing facilities showed a higher incidence of patients using RUGs with higher activities of daily living (ADL) scores, and had a "long" average length of stay among Part A beneficiaries, compared to their government and not-for-profit counterparts. The OIG recommended that CMS vigilantly monitor overall payments to skilled nursing facilities, adjust RUG rates annually, change the method for determining how much therapy is needed to ensure appropriate payments and conduct additional reviews for skilled nursing operators that exceed certain thresholds for higher paying therapy RUGs. CMS concurred with and agreed to take action on three of the four recommendations, declining only to change the methodology for assessing a patient's therapy needs. The OIG issued a separate memorandum to CMS listing 384 specific facilities that the OIG had identified as being in the top one percent for use of ultra high therapy, RUGs with high ADL scores, or "long" average lengths of stay, and CMS agreed to forward the list to the appropriate fiscal intermediaries or other contractors for follow up. Although we believe our therapy assessment and billing practices are consistent with applicable law and CMS requirements, we cannot predict the extent to which the OIGs recommendations to CMS will be implemented and, what effect, if any, such proposals would have on us. Two of our facilities have been listed on the report. Our business model, like those of some other for-profit operators, is based in part on seeking out higher-acuity patients whom we believe are generally more profitable, and over time our overall patient mix has consistently shifted to higher-acuity and higher-RUGs patients in most facilities we operate. We also use specialized care-delivery software that assists our caregivers in more accurately capturing and recording ADL services in order to, among other things, increase reimbursement to levels appropriate for the care actually delivered. These efforts may place us under greater scrutiny with the OIG, CMS, our fiscal intermediaries, recovery audit contractors and others, as well as other government agencies, unions, advocacy groups and others who seek to pursue their own mandates and agendas. Efforts by officials and others to make or advocate for any increase in regulatory monitoring and oversight, adversely change RUG rates, revise methodologies for assessing and treating patients, or conduct more frequent or intense reviews of our treatment and billing practices, could reduce our reimbursement, increase our costs of doing business and otherwise adversely affect our business, financial condition and results of operations.

State efforts to regulate or deregulate the healthcare services industry or the construction or expansion of healthcare facilities could impair our ability to expand our operations, or could result in increased competition.

Some states require healthcare providers, including skilled nursing facilities, to obtain prior approval, known as a certificate of need, for:

- the purchase, construction or expansion of healthcare facilities;
- capital expenditures exceeding a prescribed amount; or
- changes in services or bed capacity.

In addition, other states that do not require certificates of need have effectively barred the expansion of existing facilities and the development of new ones by placing partial or complete moratoria on the number of new Medicaid beds they will certify in certain areas or in the entire state. Other states have established such stringent development standards and approval procedures for constructing new healthcare facilities that the construction of new facilities, or the expansion or renovation of existing facilities, may become cost-prohibitive or extremely time-consuming. Our ability to acquire or construct new facilities or expand or provide new services at existing facilities would be adversely affected if we are unable to obtain the necessary approvals, if there are changes in the standards applicable to those approvals, or if we experience delays and increased expenses associated with obtaining those approvals. We may not be able to obtain licensure, certificate of need approval, Medicaid certification, or other necessary approvals for future expansion projects. Conversely, the elimination or reduction of state regulations that limit the construction, expansion or renovation of new or existing facilities could result in increased competition to us or result in overbuilding of facilities in some of our markets. If overbuilding in the skilled nursing industry in the markets in which we operate were to occur, it could reduce the occupancy rates of existing facilities and, in some cases, might reduce the private rates that we charge for our services.

Changes in federal and state employment-related laws and regulations could increase our cost of doing business.

Our operations are subject to a variety of federal and state employment-related laws and regulations, including, but not limited to, the U.S. Fair Labor Standards Act which governs such matters as minimum wages, overtime and other working conditions, the Americans with Disabilities Act (ADA) and similar state laws that provide civil rights protections to individuals with disabilities in the context of employment, public accommodations and other areas, the National Labor Relations Act, regulations of the Equal Employment Opportunity Commission (EEOC), regulations of the Office of Civil Rights, regulations of state Attorneys General, family leave mandates and a variety of similar laws enacted by the federal and state governments that govern these and other employment law matters. Because labor represents such a large portion of our operating costs, changes in federal and state employment-related laws and regulations could increase our cost of doing business.

The compliance costs associated with these laws and evolving regulations could be substantial. For example, all of our facilities are required to comply with the ADA. The ADA has separate compliance requirements for "public accommodations" and "commercial properties," but generally requires that buildings be made accessible to people with disabilities. Compliance with ADA requirements could require removal of access barriers and non-compliance could result in imposition of government fines or an award of damages to private litigants. Further legislation may impose additional burdens or restrictions with respect to access by disabled persons. In addition, federal proposals to introduce a system of mandated health insurance and flexible work time and other similar initiatives could, if implemented, adversely affect our operations. We also may be subject to employee-related claims such as wrongful discharge, discrimination or violation of equal employment law. While we are insured for these types of claims, we could experience damages that are not covered by our insurance policies or that exceed our insurance limits, and we may be required to pay such damages directly, which would negatively impact our cash flow from operations.

Compliance with federal and state fair housing, fire, safety and other regulations may require us to make unanticipated expenditures, which could be costly to us.

We must comply with the federal Fair Housing Act and similar state laws, which prohibit us from discriminating against individuals if it would cause such individuals to face barriers in gaining residency in any of our facilities. Additionally, the Fair Housing Act and other similar state laws require that we advertise our services in such a way that we promote diversity and not limit it. We may be required, among other things, to change our marketing techniques to comply with these requirements.

In addition, we are required to operate our facilities in compliance with applicable fire and safety regulations, building codes and other land use regulations and food licensing or certification requirements as they may be adopted by governmental agencies and bodies from time to time. Like other healthcare facilities, our skilled nursing facilities are subject to periodic surveys or inspections by governmental authorities to assess and assure compliance with regulatory requirements. Surveys occur on a regular (often annual or biannual) schedule, and special surveys may result from a specific complaint filed by a patient, a family member or one of our competitors. We may be required to make substantial capital expenditures to comply with these requirements.

We depend largely upon reimbursement from third-party payors, and our revenue, financial condition and results of operations could be negatively impacted by any changes in the acuity mix of patients in our facilities as well as payor mix and payment methodologies.

Our revenue is affected by the percentage of our patients who require a high level of skilled nursing and rehabilitative care, whom we refer to as high acuity patients, and by our mix of payment sources. Changes in the acuity level of patients we attract, as well as our payor mix among Medicaid, Medicare, private payors and managed care companies, significantly affect our profitability because we generally receive higher reimbursement rates for high acuity patients and because the payors reimburse us at different rates. For the year ended December 31, 2011, 75% of our revenue was provided by government payors that reimburse us at predetermined rates. If our labor or other operating costs increase, we will be unable to recover such increased costs from government payors. Accordingly, if we fail to maintain our proportion of high acuity patients or if there is any significant increase in the percentage of our patients for whom we receive Medicaid reimbursement, our results of operations may be adversely affected.

Initiatives undertaken by major insurers and managed care companies to contain healthcare costs may adversely affect our business. Among other initiatives, these payors attempt to control healthcare costs by contracting with healthcare providers to obtain services on a discounted basis. We believe that this trend will continue and may limit reimbursements for healthcare services. If insurers or managed care companies from whom we receive substantial payments were to reduce the amounts they pay for services, we may lose patients if we choose not to renew our contracts with these insurers at lower rates.

Compliance with state and federal employment, immigration, licensing and other laws could increase our cost of doing business.

We have hired personnel, including skilled nurses and therapists, from outside the United States. If immigration laws are changed, or if new and more restrictive government regulations proposed by the Department of Homeland Security are enacted, our access to qualified and skilled personnel may be limited.

We operate in at least one state that requires us to verify employment eligibility using procedures and standards that exceed those required under federal Form I-9 and the statutes and regulations related thereto. Proposed federal regulations would extend similar requirements to all of the states in which our facilities operate. To the extent that such proposed regulations or similar measures become effective, and we are required by state or federal authorities to verify work authorization or legal residence for current and prospective employees beyond existing Form I-9 requirements and other statutes and regulations currently in effect, it may make it more difficult for us to recruit, hire and/or retain qualified employees, may increase our risk of non-compliance with state and federal employment, immigration, licensing and other laws and regulations and could increase our cost of doing business.

We are subject to litigation that could result in significant legal costs and large settlement amounts or damage awards.

The skilled nursing business involves a significant risk of liability given the age and health of our patients and residents and the services we provide. We and others in our industry are subject to a large and increasing number of claims and lawsuits, including professional liability claims, alleging that our services have resulted in personal injury, elder abuse, wrongful death or other related claims. The defense of these lawsuits has in the past, and may in the future, result in significant legal costs, regardless of the outcome, and can result in large settlement amounts or damage awards. Plaintiffs tend to sue every healthcare provider who may have been involved in the patient's care and, accordingly, we respond to multiple lawsuits and claims every year.

In addition, plaintiffs' attorneys have become increasingly more aggressive in their pursuit of claims against healthcare providers, including skilled nursing providers and other long-term care companies, and have employed a wide variety of advertising and publicity strategies. Among other things, these strategies include establishing their own Internet websites, paying for premium advertising space on other websites, paying Internet search engines to optimize their plaintiff solicitation advertising so that it appears in advantageous positions on Internet search results, including results from searches for our company and facilities, using newspaper, magazine and television ads targeted at customers of the healthcare industry generally, as well as at customers of specific providers, including us. From time to time, law firms claiming to specialize in long-term care litigation have named us, our facilities and other specific healthcare providers and facilities in their advertising and solicitation materials. These advertising and solicitation activities could result in more claims and litigation, which could increase our liability exposure and legal expenses, divert the time and attention of our personnel from day-to-day business operations, and materially and adversely affect our financial condition and results of operations. Furthermore, to the extent the frequency and/or severity of losses from such claims and suits increases, our liability insurance premiums could increase and/or available insurance coverage levels could decline, which could materially and adversely affect our financial condition and results of operations.

Certain lawsuits filed on behalf of patients of long-term care facilities for alleged negligence and/or alleged abuses have resulted in large damage awards against other companies, both in and related to our industry. In addition, there has been an increase in the number of class action suits filed against long-term and rehabilitative care companies which have the potential to result in large damage awards and settlements. For example, the State of California has established minimum staffing requirements for facilities operating in the state. Failure to meet these requirements can, among other things, jeopardize a facility's compliance with the conditions of participation as established under relevant state and federal healthcare programs; it may also subject the facility to a notice of deficiency, a citation, civil money penalty, or the possibility of litigation. We are aware of one company in our industry that is subject to a substantial judgment in a class action suit as a result of not complying with minimum staffing laws. A class action suit was previously filed against us in the State of California alleging, among other things, violations of certain Health and Safety Code provisions and a violation of the Consumer Legal Remedies Act at certain of our California facilities. In 2007, we settled this class action suit and this settlement was approved by the affected class and the Court. We continue to be subject to similar claims and legal actions, and are currently defending against one such claim venued in Los Angeles Superior Court. In the wake of the substantial judgment awarded by a jury to a group of plaintiffs in a recent case against one of our competitors, we expect that plaintiff's attorneys will become increasingly more aggressive in their pursuit of claims alleging non-compliance with such requirements. We do not believe that the ultimate resolution of any known such action will have a material adverse effect on our business, financial condition, or results of operations. However, if there were a significant increase in the number of these claims or an increase in amounts owing should plaintiffs be successful in their prosecution of these claims, this could have a material adverse effect to our business, financial condition, results of operations and cash flows. In addition, we contract with a variety of landlords, lenders, vendors, suppliers, consultants and other individuals and businesses. These contracts typically contain covenants and default provisions. If the other party to one or more of our contracts were to allege that we have violated the contract terms, we could be subject to civil liabilities which could have a material adverse effect on our financial condition and results of operations.

Were litigation to be instituted against one or more of our subsidiaries, a successful plaintiff might attempt to hold us or another subsidiary liable for the alleged wrongdoing of the subsidiary principally targeted by the litigation. If a court in such litigation decided to disregard the corporate form, the resulting judgment could increase our liability and adversely affect our financial condition and results of operations.

On February 26, 2009, Congress reintroduced the Fairness in Nursing Home Arbitration Act of 2009. After failing to be enacted into law in the 110th Congress in 2008, the Fairness in Nursing Home Arbitration Act of 2009 was introduced in the 111th Congress and referred to the House and Senate judiciary committees in March 2009. The 111th Congress did not pass the bill and therefore has been cleared from the present agenda. This bill may be reintroduced in the 112th Congress. If enacted, this bill would require, among other things, that agreements to arbitrate nursing home disputes be made after the dispute has arisen rather than before prospective residents move in, to prevent nursing home operators and prospective residents from mutually entering into a pre-admission pre-dispute arbitration agreement. We use arbitration agreements, which have generally been favored by the courts, to streamline the dispute resolution process and reduce our exposure to legal fees and excessive jury awards. If we are not able to secure pre-admission arbitration agreements, our litigation exposure and costs of defense in patient liability actions could increase, our liability insurance premiums could increase, and our business may be adversely affected.

The U.S. Department of Justice is conducting an investigation into the billing and reimbursement processes of some of our operating subsidiaries, which could adversely affect our operations and financial condition.

In March 2007, we learned that the United States Attorney for the Central District of California (DOJ) had commenced an investigation of certain of our facilities and had issued an authorized investigative demand to our bank seeking information pertaining to a total of 18 of our facilities. The DOJ also subsequently served a subpoena on our independent external auditors in 2007, and in 2008 served search warrants and subpoenas on our Service Center and six of our Southern California skilled nursing facilities, seeking specific patient files and other information. Subsequent subpoenas issued to us covered additional documentation from the six facilities as well as eight of the other facilities. Based upon the issuance of the subpoenas and execution of the search warrants, we concluded that the government had undertaken parallel criminal and civil investigations. We pledged full cooperation to, and have been cooperating fully with, the government.

In September 2010 our board of directors appointed a special committee consisting solely of independent directors to advance discussions with the DOJ regarding its investigation. The special committee retained independent counsel, and counsel has retained third party consultants, to facilitate its work. The Company and the special committee have continued cooperating with the DOJ, working to provide information necessary to aid the DOJ's investigation and move the matter toward resolution.

In December 2011, independent counsel for our special committee received confirmation that the DOJ has closed its criminal investigation, although as a matter of course the DOJ reserves the right to reopen such inquiries if new facts come to light. In January 2012, the DOJ also indicated that the government would be seeking certain additional information in furtherance of the remaining investigation, and that it would formalize its request for that information in a new subpoena. In January 2012, the Office of the Inspector General of the United States Department of Health & Human Services (HHS) served the new subpoena, seeking specific patient records and documents from 2007 to 2011 from the six Southern California skilled nursing facilities that have been the subject of previous requests. HHS also issued a subpoena to our independent external auditors requesting an update to the information requested in the 2007 subpoena to them, and a subpoena to our independent internal auditors requesting similar information. We are in the process of gathering and producing the records requested of us, and discussions between government representatives and counsel for the special committee are ongoing.

We intend to continue cooperating with the government's representatives to move the matter toward resolution. In addition, we continue to make improvements to our compliance programs and systems. We cannot predict or provide any assurance as to the possible outcome of the investigations or any possible related proceedings, or as to the possible outcome of any litigation, nor can we estimate the possible loss or range of loss that may result from any such proceedings and, therefore, we have not recorded any related accruals. If any litigation were to proceed, and we are subjected to, alleged to be liable for, or agree to a settlement of, claims or obligations under federal Medicare statutes, the federal False Claims Act, or similar state and federal statutes and related regulations, our business, financial condition and results of operations could be materially and adversely affected and our stock price could decline.

We conduct regular internal investigations into the care delivery, recordkeeping and billing processes of our operating subsidiaries. These reviews sometimes detect instances of noncompliance which we attempt to correct, which can decrease our revenue.

From time to time our systems and controls highlight potential compliance issues, which we investigate as they arise. In the fourth quarter of 2011 we initiated an internal inquiry into possible recordkeeping and related irregularities at one skilled nursing facility, which were detected by our internal compliance team in the course of its ongoing reviews.

We concluded the inquiry in the first quarter of 2012, having identified potential deficiencies in the assessment of and recordkeeping for a small subset of the facility's patients. We also identified and, at the conclusion of the investigation assisted the facility in implementing, targeted improvements in the facility's assessment and recordkeeping practices to make them consistent with the existing standards and policies applicable to our skilled nursing facilities in these areas. The issues detected appear to be isolated to the one facility, and to one department within that facility. We continue to monitor the measures the facility has implemented for effectiveness, and will perform follow-up reviews to ensure compliance.

Consistent with healthcare industry accounting practices, we record any charge for refunded payments against revenue in the period in which the claim adjustment becomes known. In the present matter, although the events leading to the actual and estimated overpayments covered multiple reporting periods, an allocation of the revenue adjustment to the prior periods would not have resulted in a material impact to revenue in any prior period. Therefore, during the quarter ended December 31, 2011, we accrued a revenue adjustment of approximately $0.5 million for the actual and estimated overpayments described above, with a resulting impact to net income of approximately $0.2 million in the quarter. We intend to remit the accrued amount to its Medicare Fiscal Intermediary in the first quarter of 2012.

If additional reviews result in identification and quantification of additional amounts to be refunded, we would accrue additional liabilities for claim costs and interest, and repay any amounts due in normal course. If future investigations ultimately result in findings of significant billing and reimbursement noncompliance which could require us to record significant additional provisions or remit payments, our business, financial condition and results of operations could be materially and adversely affected and our stock price could decline.

We may be unable to complete future facility or business acquisitions at attractive prices or at all, which may adversely affect our revenue; we may also elect to dispose of underperforming or non-strategic operations, which would also decrease our revenue.

To date, our revenue growth has been significantly driven by our acquisition of new facilities and businesses. Subject to general market conditions and the availability of essential resources and leadership within our company, we continue to seek both single-and multi-facility acquisition and business acquisition opportunities that are consistent with our geographic, financial and operating objectives.

We face competition for the acquisition of facilities and businesses and expect this competition to increase. Based upon factors such as our ability to identify suitable acquisition candidates, the purchase price of the facilities, prevailing market conditions, the availability of leadership to manage new facilities and our own willingness to take on new operations, the rate at which we have historically acquired facilities has fluctuated significantly. In the future, we anticipate the rate at which we may acquire facilities will continue to fluctuate, which may affect our revenue.

We have also historically acquired a few facilities, either because they were included in larger, indivisible groups of facilities or under other circumstances, which were or have proven to be non-strategic or less desirable, and we may consider disposing of such facilities or exchanging them for facilities which are more desirable. To the extent we dispose of such a facility without simultaneously acquiring a facility in exchange, our revenues might decrease.

We may not be able to successfully integrate acquired facilities and businesses into our operations, and we may not achieve the benefits we expect from any of our facility acquisitions.

We may not be able to successfully or efficiently integrate new acquisitions with our existing operations, culture and systems. The process of integrating acquired facilities into our existing operations may result in unforeseen operating difficulties, divert management's attention from existing operations, or require an unexpected commitment of staff and financial resources, and may ultimately be unsuccessful. Existing facilities available for acquisition frequently serve or target different markets than those that we currently serve. We also may determine that renovations of acquired facilities and changes in staff and operating management personnel are necessary to successfully integrate those facilities into our existing operations. We may not be able to recover the costs incurred to reposition or renovate newly acquired facilities. The financial benefits we expect to realize from many of our acquisitions are largely dependent upon our ability to improve clinical performance, overcome regulatory deficiencies, rehabilitate or improve the reputation of the facilities in the community, increase and maintain occupancy, control costs, and in some cases change the patient acuity mix. If we are unable to accomplish any of these objectives at facilities we acquire, we will not realize the anticipated benefits and we may experience lower than anticipated profits, or even losses.

During the year ended December 31, 2011, we acquired twenty facilities and three businesses with a total of 2,161 operational beds. During the year ended December 31, 2010, we acquired five facilities and one business with a total of 650 operational beds. This growth has placed and will continue to place significant demands on our current management resources. Our ability to manage our growth effectively and to successfully integrate new acquisitions into our existing business will require us to continue to expand our operational, financial and management information systems and to continue to retain, attract, train, motivate and manage key employees, including facility-level leaders and our local directors of nursing. We may not be successful in attracting qualified individuals necessary for future acquisitions to be successful, and our management team may expend significant time and energy working to attract qualified personnel to manage facilities we may acquire in the future. Also, the newly acquired facilities may require us to spend significant time improving services that have historically been substandard, and if we are unable to improve such facilities quickly enough, we may be subject to litigation and/or loss of licensure or certification. If we are not able to successfully overcome these and other integration challenges, we may not achieve the benefits we expect from any of our facility acquisitions, and our business may suffer.

In undertaking acquisitions, we may be adversely impacted by costs, liabilities and regulatory issues that may adversely affect our operations.

In undertaking acquisitions, we also may be adversely impacted by unforeseen liabilities attributable to the prior providers who operated those facilities, against whom we may have little or no recourse. Many facilities we have historically acquired were underperforming financially and had clinical and regulatory issues prior to and at the time of acquisition. Even where we have improved operations and patient care at facilities that we have acquired, we still may face post-acquisition regulatory issues related to pre-acquisition events. These may include, without limitation, payment recoupment related to our predecessors' prior noncompliance, the imposition of fines, penalties, operational restrictions or special regulatory status. Further, we may incur post-acquisition compliance risk due to the difficulty or impossibility of immediately or quickly bringing non-compliant facilities into full compliance. Diligence materials pertaining to acquisition targets, especially the underperforming facilities that often represent the greatest opportunity for return, are often inadequate, inaccurate or impossible to obtain, sometimes requiring us to make acquisition decisions with incomplete information. Despite our due diligence procedures, facilities that we have acquired or may acquire in the future may generate unexpectedly low returns, may cause us to incur substantial losses, may require unexpected levels of management time, expenditures or other resources, or may otherwise not meet a risk profile that our investors find acceptable. For example, in July of 2006 we acquired a facility that had a history of intermittent noncompliance. Although the facility had already been surveyed once by the local state survey agency after being acquired by us, and that survey would have met the heightened requirements of the special focus facility program, based upon the facility's compliance history prior to our acquisition, in January 2008, state officials nevertheless recommended to CMS that the facility be placed on special focus facility status. In addition, in October of 2006, we acquired a facility which had a history of intermittent non-compliance. This facility was surveyed by the local state survey agency during the third quarter of 2008 and passed the heightened survey requirements of the special focus facility program. Both facilities have successfully graduated from the Centers for Medicare and Medicaid Services' Special Focus program. We currently have one facility remaining on special focus facility status.

In addition, we might encounter unanticipated difficulties and expenditures relating to any of the acquired facilities, including contingent liabilities. For example, when we acquire a facility, we generally assume the facility's existing Medicare provider number for purposes of billing Medicare for services. If CMS later determined that the prior owner of the facility had received overpayments from Medicare for the period of time during which it operated the facility, or had incurred fines in connection with the operation of the facility, CMS could hold us liable for repayment of the overpayments or fines. If the prior operator is defunct or otherwise unable to reimburse us, we may be unable to recover these funds. We may be unable to improve every facility that we acquire. In addition, operation of these facilities may divert management time and attention from other operations and priorities, negatively impact cash flows, result in adverse or unanticipated accounting charges, or otherwise damage other areas of our company if they are not timely and adequately improved.

We also incur regulatory risk in acquiring certain facilities due to the licensing, certification and other regulatory requirements affecting our right to operate the acquired facilities. For example, in order to acquire facilities on a predictable schedule, or to acquire declining operations quickly to prevent further pre-acquisition declines, we frequently acquire such facilities prior to receiving license approval or provider certification. We operate such facilities as the interim manager for the outgoing licensee, assuming financial responsibility, among other obligations for the facility. To the extent that we may be unable or delayed in obtaining a license, we may need to operate the facility under a management agreement from the prior operator. Any inability in obtaining consent from the prior operator of a target acquisition to utilizing its license in this manner could impact our ability to acquire additional facilities. If we were subsequently denied licensure or certification for any reason, we might not realize the expected benefits of the acquisition and would likely incur unanticipated costs and other challenges which could cause our business to suffer.

Termination of our patient admission agreements and the resulting vacancies in our facilities could cause revenue at our facilities to decline.

Most state regulations governing skilled nursing and assisted living facilities require written patient admission agreements with each patient. Several of these regulations also require that each patient have the right to terminate the patient agreement for any reason and without prior notice. Consistent with these regulations, all of our skilled nursing patient agreements allow patients to terminate their agreements without notice, and all of our assisted living resident agreements allow residents to terminate their agreements upon thirty days' notice. Patients and residents terminate their agreements from time to time for a variety of reasons, causing some fluctuations in our overall occupancy as patients and residents are admitted and discharged in normal course. If an unusual number of patients or residents elected to terminate their agreements within a short time, occupancy levels at our facilities could decline. As a result, beds may be unoccupied for a period of time, which would have a negative impact on our revenue, financial condition and results of operations.

We face significant competition from other healthcare providers and may not be successful in attracting patients and residents to our facilities.

The skilled nursing, assisted living, home health and hospice fields are highly competitive, and we expect that these fields may become increasingly competitive in the future. Our skilled nursing facilities compete primarily on a local and regional basis with many long-term care providers, from national and regional multi-facility providers that have substantially greater financial resources to small providers who operate a single nursing facility. We also compete with other skilled nursing and assisted living facilities, and with inpatient rehabilitation facilities, long-term acute care hospitals, home healthcare and other similar services and care alternatives. Increased competition could limit our ability to attract and retain patients, attract and retain skilled personnel, maintain or increase private pay and managed care rates or expand our business.

We may not be successful in attracting patients to our operations, particularly Medicare, managed care, and private pay patients who generally come to us at higher reimbursement rates. Some of our competitors have greater financial and other resources than us, may have greater brand recognition and may be more established in their respective communities than we are. Competing companies may also offer newer facilities or different programs or services than we do and may thereby attract current or potential patients. Other competitors may have lower expenses or other competitive advantages, and, therefore, present significant price competition for managed care and private pay patients. In addition, some of our competitors operate on a not-for-profit basis or as charitable organizations and have the ability to finance capital expenditures on a tax-exempt basis or through the receipt of charitable contributions, neither of which are available to us.

If we do not achieve and maintain competitive quality of care ratings from CMS and private organizations engaged in similar monitoring activities, or if the frequency of CMS surveys and enforcement sanctions increases, our business may be negatively affected.

CMS, as well as certain private organizations engaged in similar monitoring activities, provides comparative data available to the public on its web site, rating every skilled nursing facility operating in each state based upon quality-of-care indicators. These quality-of-care indicators include such measures as percentages of patients with infections, bedsores and unplanned weight loss. In addition, CMS has undertaken an initiative to increase Medicaid and Medicare survey and enforcement activities, to focus more survey and enforcement efforts on facilities with findings of substandard care or repeat violations of Medicaid and Medicare standards, and to require state agencies to use enforcement sanctions and remedies more promptly when substandard care or repeat violations are identified. For example, one of our facilities is now surveyed every nine months instead of every 12 to 15 months as a result of historical survey results. We have found a correlation between negative Medicaid and Medicare surveys and the incidence of professional liability litigation. From time to time, we experience a higher than normal number of negative survey findings in some of our facilities.

In December 2008, CMS introduced the Five-Star Quality Rating System to help consumers, their families and caregivers compare nursing homes more easily. The Five-Star Quality Rating System gives each nursing home a rating of between one and five stars in various categories. In cases of acquisitions, the previous operator's clinical ratings are included in our overall Five-Star Quality Rating. The prior operator's results will impact our rating until we have sufficient clinical measurements subsequent to the acquisition date. If we are unable to achieve quality of care ratings that are comparable or superior to those of our competitors, our ability to attract and retain patients could be adversely affected.

If we are unable to obtain insurance, or if insurance becomes more costly for us to obtain, our business may be adversely affected.

It may become more difficult and costly for us to obtain coverage for resident care liabilities and other risks, including property and casualty insurance. For example, the following circumstances may adversely affect our ability to obtain insurance at favorable rates:

- we experience higher-than-expected professional liability, property and casualty, or other types of claims or losses;
- we receive survey deficiencies or citations of higher-than-normal scope or severity;
- we acquire especially troubled operations or facilities that present unattractive risks to current or prospective insurers;
- insurers tighten underwriting standards applicable to us or our industry; or
- insurers or reinsurers are unable or unwilling to insure us or the industry at historical premiums and coverage levels.

If any of these potential circumstances were to occur, our insurance carriers may require us to significantly increase our self-insured retention levels or pay substantially higher premiums for the same or reduced coverage for insurance, including workers compensation, property and casualty, automobile, employment practices liability, directors and officers liability, employee healthcare and general and professional liability coverages.

In some states, the law prohibits or limits insurance coverage for the risk of punitive damages arising from professional liability and general liability claims or litigation. Coverage for punitive damages is also excluded under some insurance policies. As a result, we may be liable for punitive damage awards in these states that either are not covered or are in excess of our insurance policy limits. Claims against us, regardless of their merit or eventual outcome, also could inhibit our ability to attract patients or expand our business, and could require our management to devote time to matters unrelated to the day-to-day operation of our business.

With few exceptions, workers' compensation and employee health insurance costs have also increased markedly in recent years. To partially offset these increases, we have increased the amounts of our self-insured retention (SIR) and deductibles in connection with general and professional liability claims. We also have implemented a self-insurance program for workers compensation in California, and elected non-subscriber status for workers' compensation in Texas. If we are unable to obtain insurance, or if insurance becomes more costly for us to obtain, or if the coverage levels we can economically obtain decline, our business may be adversely affected.

Our self-insurance programs may expose us to significant and unexpected costs and losses.

We have maintained general and professional liability insurance since 2002 and workers' compensation insurance since 2005 through a wholly-owned subsidiary insurance company, Standardbearer Insurance Company, Ltd. (Standardbearer), to insure our SIR and deductibles as part of a continually evolving overall risk management strategy. We establish the insurance loss reserves based on an estimation process that uses information obtained from both company-specific and industry data. The estimation process requires us to continuously monitor and evaluate the life cycle of the claims. Using data obtained from this monitoring and our assumptions about emerging trends, we, along with an independent actuary, develop information about the size of ultimate claims based on our historical experience and other available industry information. The most significant assumptions used in the estimation process include determining the trend in costs, the expected cost of claims incurred but not reported and the expected costs to settle or pay damages with respect to unpaid claims. It is possible, however, that the actual liabilities may exceed our estimates of loss. We may also experience an unexpectedly large number of successful claims or claims that result in costs or liability significantly in excess of our projections. For these and other reasons, our self-insurance reserves could prove to be inadequate, resulting in liabilities in excess of our available insurance and self-insurance. If a successful claim is made against us and it is not covered by our insurance or exceeds the insurance policy limits, our business may be negatively and materially impacted.

Further, because our SIR under our general and professional liability and workers compensation programs applies on a per claim basis, there is no limit to the maximum number of claims or the total amount for which we could incur liability in any policy period.

In May 2006, we began self-insuring our employee health benefits. With respect to our health benefits self-insurance, our reserves and premiums are computed based on a mix of company specific and general industry data that is not specific to our own company. Even with a combination of limited company-specific loss data and general industry data, our loss reserves are based on actuarial estimates that may not correlate to actual loss experience in the future. Therefore, our reserves may prove to be insufficient and we may be exposed to significant and unexpected losses.

The geographic concentration of our facilities could leave us vulnerable to an economic downturn, regulatory changes or acts of nature in those areas.

Our facilities located in California, Texas and Arizona account for the majority of our total revenue. As a result of this concentration, the conditions of local economies, changes in governmental rules, regulations and reimbursement rates or criteria, changes in demographics, state funding, acts of nature and other factors that may result in a decrease in demand and/or reimbursement for skilled nursing services in these states could have a disproportionately adverse effect on our revenue, costs and results of operations. Moreover, since approximately 30% of our facilities are located in California, we are particularly susceptible to revenue loss, cost increase or damage caused by natural disasters such as fires, earthquakes or mudslides.

In addition, our facilities in Texas, Nebraska and Iowa are more susceptible to revenue loss, cost increases or damage caused by natural disasters including hurricanes, tornadoes and flooding. These acts of nature may cause disruption to us, our employees and our facilities, which could have an adverse impact on our patients and our business. In order to provide care for our patients, we are dependent on consistent and reliable delivery of food, pharmaceuticals, utilities and other goods to our facilities, and the availability of employees to provide services at our facilities. If the delivery of goods or the ability of employees to reach our facilities were interrupted in any material respect due to a natural disaster or other reasons, it would have a significant impact on our facilities and our business. Furthermore, the impact, or impending threat, of a natural disaster may require that we evacuate one or more facilities, which would be costly and would involve risks, including potentially fatal risks, for the patients. The impact of disasters and similar events is inherently uncertain. Such events could harm our patients and employees, severely damage or destroy one or more of our facilities, harm our business, reputation and financial performance, or otherwise cause our business to suffer in ways that we currently cannot predict.

The actions of a national labor union that has pursued a negative publicity campaign criticizing our business in the past may adversely affect our revenue and our profitability.

We continue to maintain our right to inform our employees about our views of the potential impact of unionization upon the workplace generally and upon individual employees. With one exception, to our knowledge the staffs at our facilities that have been approached to unionize have uniformly rejected union organizing efforts. If employees decide to unionize, our cost of doing business could increase, and we could experience contract delays, difficulty in adapting to a changing regulatory and economic environment, cultural conflicts between unionized and non-unionized employees, strikes and work stoppages, and we may conclude that affected facilities or operations would be uneconomical to continue operating.

The unwillingness on the part of both our management and staff to accede to union demands for "neutrality" and other concessions has resulted in a negative labor campaign by at least one labor union, the Service Employees International Union. From 2002 to 2007, this union, and individuals and organizations allied with or sympathetic to this union actively prosecuted a negative retaliatory publicity action, also known as a "corporate campaign," against us and filed, promoted or participated in multiple legal actions against us. The union's campaign asserted, among other allegations, poor treatment of patients, inferior medical services provided by our employees, poor treatment of our employees, and health code violations by us. In addition, the union has publicly mischaracterized actions taken by the DHS against us and our facilities. In numerous cases, the union's allegations created the false impression that violations and other events that occurred at facilities prior to our acquisition of those facilities were caused by us. Since a large component of our business involves acquiring underperforming and distressed facilities, and improving the quality of operations at these facilities, we may have been associated with the past poor performance of these facilities. To the extent this union or another elects to directly or indirectly prosecute a corporate campaign against us or any of our facilities, our business could be negatively affected.

The Service Employees International Union has issued in the past, and may again issue in the future, public statements alleging that we or other for-profit skilled nursing operators have engaged in unfair, questionable or illegal practices in various areas, including staffing, patient care, patient evaluation and treatment, billing and other areas and activities related to the industry and our operations. We continue to anticipate similar criticisms, charges and other negative publicity from such sources on a regular basis, particularly in the current political environment and following the recent December 2010 OIG report entitled "Questionable Billing by Skilled Nursing Facilities," described above in "*The Office of the Inspector General or other organizations may choose to more closely scrutinize the billing practices of for-profit skilled nursing facilities, which could result in an increase in regulatory monitoring and oversight, decreased reimbursement rates, or otherwise adversely affect our business, financial condition and results of operations*." Two of our facilities have been listed on the report. Such reports provide unions and their allies with additional opportunities to make negative statements about, and to encourage regulators to seek investigatory and enforcement actions against, the industry in general and non-union operators like us specifically. Although we believe that our operations and business practices substantially conform to applicable laws and regulations, we cannot predict the extent to which we might be subject to adverse publicity or calls for increased regulatory scrutiny from union and union ally sources, or what effect, if any, such negative publicity would have on us, but to the extent they are successful, our revenue may be reduced, our costs may be increased and our profitability and business could be adversely affected.

This union has also attempted to pressure hospitals, doctors, insurers and other healthcare providers and professionals to cease doing business with or referring patients to us. If this union or another union is successful in convincing our patients, their families or our referral sources to reduce or cease doing business with us, our revenue may be reduced and our profitability could be adversely affected. Additionally, if we are unable to attract and retain qualified staff due to negative public relations efforts by this or other union organizations, our quality of service and our revenue and profits could decline. Our strategy for responding to union allegations involves clear public disclosure of the union's identity, activities and agenda, and rebuttals to its negative campaign.

Our ability to respond to unions, however, may be limited by some state laws, which purport to make it illegal for any recipient of state funds to promote or deter union organizing. For example, such a state law passed by the California Legislature was successfully challenged on the grounds that it was preempted by the National Labor Relations Act, only to have the challenge overturned by the Ninth Circuit in 2006 before being ultimately upheld by the United States Supreme Court in 2008. In addition, proposed legislation making it more difficult for employees and their supervisors to educate co-workers and oppose unionization, such as the proposed Employee Free Choice Act which would allow organizing on a single "card check" and without a secret ballot and similar changes to federal law, regulation and labor practice being advocated by unions and considered by Congress and the National Labor Relations Board, could make it more difficult to maintain union-free workplaces in our facilities. If proponents of these and similar laws are successful in facilitating unionization procedures or hindering employer responses thereto, our ability to oppose unionization efforts could be hindered, and our business could be negatively affected.

A number of our facilities are operated under master lease arrangements or leases that contain cross-default provisions, and in some cases the breach of a single facility lease could subject multiple facilities to the same risk.

We currently occupy approximately 6% of our facilities under agreements that are structured as master leases. Under a master lease, we may lease a large number of geographically dispersed properties through an indivisible lease. With an indivisible lease, it is difficult to restructure the composition of the portfolio or economic terms of the lease without the consent of the landlord. Failure to comply with Medicare or Medicaid provider requirements is a default under several of our master lease and debt financing instruments. In addition, other potential defaults related to an individual facility may cause a default of an entire master lease portfolio and could trigger cross-default provisions in our outstanding debt arrangements and other leases, which would have a negative impact on our capital structure and our ability to generate future revenue, and could interfere with our ability to pursue our growth strategy.

In addition, we occupy approximately 7% of our facilities under individual facility leases that are held by the same or related landlords, the largest of which covers five of our facilities. These leases typically contain cross-default provisions that could cause a default at one facility to trigger a technical default with respect to one or more other locations, potentially subjecting us to the various remedies available to the landlords under each of the related leases.

Failure to generate sufficient cash flow to cover required payments or meet operating covenants under our long-term debt, mortgages and long-term operating leases could result in defaults under such agreements and cross-defaults under other debt, mortgage or operating lease arrangements, which could harm our operations and cause us to lose facilities or experience foreclosures.

At December 31, 2011, we had $187.9 million of outstanding indebtedness under the Facility, Ten Project Note, promissory notes, bonds and mortgage notes, plus $129.9 million of operating lease obligations. We intend to continue financing our facilities through mortgage financing, long-term operating leases and other types of financing, including borrowings under our lines of credit and future credit facilities we may obtain.

We may not generate sufficient cash flow from operations to cover required interest, principal and lease payments. In addition, our outstanding credit facilities and mortgage loans contain restrictive covenants and require us to maintain or satisfy specified coverage tests on a consolidated basis and on a facility or facilities basis. These restrictions and operating covenants include, among other things, requirements with respect to occupancy, debt service coverage, project yield, net leverage ratios, minimum interest coverage ratios and minimum asset coverage ratios. These restrictions may interfere with our ability to obtain additional advances under existing credit facilities or to obtain new financing or to engage in other business activities, which may inhibit our ability to grow our business and increase revenue.

From time to time the financial performance of one or more of our mortgaged facilities may not comply with the required operating covenants under the terms of the mortgage. Any non-payment, noncompliance or other default under our financing arrangements could, subject to cure provisions, cause the lender to foreclose upon the facility or facilities securing such indebtedness or, in the case of a lease, cause the lessor to terminate the lease, each with a consequent loss of revenue and asset value to us or a loss of property. Furthermore, in many cases, indebtedness is secured by both a mortgage on one or more facilities, and a guaranty by us. In the event of a default under one of these scenarios, the lender could avoid judicial procedures required to foreclose on real property by declaring all amounts outstanding under the guaranty immediately due and payable, and requiring us to fulfill our obligations to make such payments. If any of these scenarios were to occur, our financial condition would be adversely affected. For tax purposes, a foreclosure on any of our properties would be treated as a sale of the property for a price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure, but would not receive any cash proceeds, which would negatively impact our earnings and cash position. Further, because our mortgages and operating leases generally contain cross-default and cross-collateralization provisions, a default by us related to one facility could affect a significant number of other facilities and their corresponding financing arrangements and operating leases.

Because our term loans, promissory notes, bonds, mortgages and lease obligations are fixed expenses and secured by specific assets, and because our revolving loan obligations are secured by virtually all of our assets, if reimbursement rates, patient acuity mix or occupancy levels decline, or if for any reason we are unable to meet our loan or lease obligations, we may not be able to cover our costs and some or all of our assets may become at risk. Our ability to make payments of principal and interest on our indebtedness and to make lease payments on our operating leases depends upon our future performance, which will be subject to general economic conditions, industry cycles and financial, business and other factors affecting our operations, many of which are beyond our control. If we are unable to generate sufficient cash flow from operations in the future to service our debt or to make lease payments on our operating leases, we may be required, among other things, to seek additional financing in the debt or equity markets, refinance or restructure all or a portion of our indebtedness, sell selected assets, reduce or delay planned capital expenditures or delay or abandon desirable acquisitions. Such measures might not be sufficient to enable us to service our debt or to make lease payments on our operating leases. The failure to make required payments on our debt or operating leases or the delay or abandonment of our planned growth strategy could result in an adverse effect on our future ability to generate revenue and sustain profitability. In addition, any such financing, refinancing or sale of assets might not be available on terms that are economically favorable to us, or at all.

If we decide to expand our presence in the assisted living, home health, hospice or urgent care industries, we would become subject to risks in a market in which we have limited experience.

The majority of our facilities have historically been skilled nursing facilities. If we decide to expand our presence in the assisted living, home health, hospice and urgent care industries or other relevant healthcare service, our existing overall business model would change and we would become subject to risks in a market in which we have limited experience. Although assisted living operations generally have lower costs and higher margins than skilled nursing, they typically generate lower overall revenue than skilled nursing operations. In addition, assisted living and urgent care revenue is derived primarily from private payors as opposed to government reimbursement. In most states, skilled nursing, assisted living, home health, hospice and urgent care are regulated by different agencies, and we have less experience with the agencies that regulate assisted living, home health, hospice and urgent care. In general, we believe that assisted living is a more competitive industry than skilled nursing. If we decided to expand our presence in the assisted living, home health, hospice and urgent care industries, we might have to adjust part of our existing business model, which could have an adverse effect on our business.

If our referral sources fail to view us as an attractive skilled nursing provider, or if our referral sources otherwise refer fewer patients, our patient base may decrease.

We rely significantly on appropriate referrals from physicians, hospitals and other healthcare providers in the communities in which we deliver our services to attract appropriate residents and patients to our facilities. Our referral sources are not obligated to refer business to us and may refer business to other healthcare providers. We believe many of our referral sources refer business to us as a result of the quality of our patient care and our efforts to establish and build a relationship with our referral sources. If we lose, or fail to maintain, existing relationships with our referral resources, fail to develop new relationships, or if we are perceived by our referral sources as not providing high quality patient care, our occupancy rate and the quality of our patient mix could suffer. In addition, if any of our referral sources have a reduction in patients whom they can refer due to a decrease in their business, our occupancy rate and the quality of our patient mix could suffer.

We may need additional capital to fund our operations and finance our growth, and we may not be able to obtain it on terms acceptable to us, or at all, which may limit our ability to grow.

Our ability to maintain and enhance our facilities and equipment in a suitable condition to meet regulatory standards, operate efficiently and remain competitive in our markets requires us to commit substantial resources to continued investment in our facilities and equipment. We are sometimes more aggressive than our competitors in capital spending to address issues that arise in connection with aging and obsolete facilities and equipment. In addition, continued expansion of our business through the acquisition of existing facilities, expansion of our existing facilities and construction of new facilities may require additional capital, particularly if we were to accelerate our acquisition and expansion plans. Financing may not be available to us or may be available to us only on terms that are not favorable. In addition, some of our outstanding indebtedness and long-term leases restrict, among other things, our ability to incur additional debt. If we are unable to raise additional funds or obtain additional funds on terms acceptable to us, we may have to delay or abandon some or all of our growth strategies. Further, if additional funds are raised through the issuance of additional equity securities, the percentage ownership of our stockholders would be diluted. Any newly issued equity securities may have rights, preferences or privileges senior to those of our common stock.

The condition of the financial markets, including volatility and deterioration in the capital and credit markets, could limit the availability of debt and equity financing sources to fund the capital and liquidity requirements of our business, as well as, negatively impact or impair the value of our current portfolio of cash, cash equivalents and investments, including U.S. Treasury securities and U.S.-backed investments.

Financial markets experienced significant disruptions from 2008 through 2010. These disruptions impacted liquidity in the debt markets, making financing terms for borrowers less attractive and, in certain cases, significantly reducing the availability of certain types of debt financing. As a result of these market conditions, the cost and availability of credit has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. Concern about the stability of the markets has led many lenders and institutional investors to reduce, and in some cases, cease to provide credit to borrowers.

Further, our cash, cash equivalents and investments are held in a variety of interest-bearing instruments, including U.S. treasury securities. As a result of the uncertain domestic and global political, credit and financial market conditions, investments in these types of financial instruments pose risks arising from liquidity and credit concerns. Given that future deterioration in the U.S. and global credit and financial markets is a possibility, no assurance can be made that losses or significant deterioration in the fair value of our cash, cash equivalents, or investments will not occur. Uncertainty surrounding the trading market for U.S. government securities or impairment of the U.S. government's ability to satisfy its obligations under such treasury securities could impact the liquidity or valuation of our current portfolio of cash, cash equivalents, and investments, a substantial portion of which were invested in U.S. treasury securities. Further, unless and until the current U.S. and global political, credit and financial market crisis has been sufficiently resolved, it may be difficult for us to liquidate our investments prior to their maturity without incurring a loss, which would have a material adverse effect on our consolidated financial position, results of operations or cash flows.

Though we anticipate that the cash amounts generated internally, together with amounts available under the revolving credit facility portion of the Facility, will be sufficient to implement our business plan for the foreseeable future, we may need additional capital if a substantial acquisition or other growth opportunity becomes available or if unexpected events occur or opportunities arise. We cannot assure you that additional capital will be available or available on terms favorable to us. If capital is not available, we may not be able to fund internal or external business expansion or respond to competitive pressures or other market conditions.

Delays in reimbursement may cause liquidity problems.

If we experience problems with our information systems or if issues arise with Medicare, Medicaid or other payors, we may encounter delays in our payment cycle. From time to time, we have experienced such delays as a result of government payors instituting planned reimbursement delays for budget balancing purposes or as a result of prepayment reviews. For example, in January 2009, the State of California announced expected cash shortages in February which impacted payments to Medi-Cal providers from late March through April. Medi-Cal had also delayed the release of the reimbursement rates which were announced in January 2010. These rate increases were put in place on a retrospective basis, effective August 1, 2009.

Further, on March 24, 2011, the governor of California signed Assembly Bill 97 (AB 97), the budget trailer bill on health, into law. AB 97 outlines significant cuts to state health and human services programs. Specifically, the law reduces provider payments by 10% for physicians, pharmacy, clinics, medical transportation, certain hospitals, home health, and nursing facilities. AB X1 19 Long Term Care was subsequently approved by the governor on June 28, 2011. AB X1 19 limits the 10% payment reduction to skilled-nursing providers to 14 months for the services provided on June 1, 2011 through July 31, 2012, with a promise to repay by December 31, 2012. Federal approval was obtained on October 27, 2011. However, the application as to how the cash deferral will be applied is still being finalized. The effective date is to be June 1, 2011, or on such other date or dates as may be applicable. The impact of this new law on us cannot be predicted with certainty as the application of the law has not been finalized. There can be no assurance that the reduction in provider payments will not lead to material adverse consequences in the future.

Compliance with the regulations of the Department of Housing and Urban Development may require us to make unanticipated expenditures which could increase our costs.

Two of our facilities are currently subject to regulatory agreements with the Department of Housing and Urban Development (HUD) that give the Commissioner of HUD broad authority to require us to be replaced as the operator of those facilities in the event that the Commissioner determines there are operational deficiencies at such facilities under HUD regulations. In 2006, one of our HUD-insured mortgaged facilities did not pass its HUD inspection. Following an unsuccessful appeal of the decision, we requested a re-inspection. The re-inspection occurred in the fourth quarter of 2009 and the facility passed its HUD re-inspection. Compliance with HUD's requirements can often be difficult because these requirements are not always consistent with the requirements of other federal and state agencies. Appealing a failed inspection can be costly and time-consuming and, if we do not successfully remediate the failed inspection, we could be precluded from obtaining HUD financing in the future or we may encounter limitations or prohibitions on our operation of HUD-insured facilities.

Failure to comply with existing environmental laws could result in increased expenditures, litigation and potential loss to our business and in our asset value.

Our operations are subject to regulations under various federal, state and local environmental laws, primarily those relating to the handling, storage, transportation, treatment and disposal of medical waste; the identification and warning of the presence of asbestos-containing materials in buildings, as well as the encapsulation or removal of such materials; and the presence of other substances in the indoor environment.

Our facilities generate infectious or other hazardous medical waste due to the illness or physical condition of the patients. Each of our facilities has an agreement with a waste management company for the proper disposal of all infectious medical waste, but the use of a waste management company does not immunize us from alleged violations of such laws for operations for which we are responsible even if carried out by a third party, nor does it immunize us from third-party claims for the cost to cleanup disposal sites at which such wastes have been disposed.

Some of the facilities we lease, own or may acquire may have asbestos-containing materials. Federal regulations require building owners and those exercising control over a building's management to identify and warn their employees and other employers operating in the building of potential hazards posed by workplace exposure to installed asbestos-containing materials and potential asbestos-containing materials in their buildings. Significant fines can be assessed for violation of these regulations. Building owners and those exercising control over a building's management may be subject to an increased risk of personal injury lawsuits. Federal, state and local laws and regulations also govern the removal, encapsulation, disturbance, handling and disposal of asbestos-containing materials and potential asbestos-containing materials when such materials are in poor condition or in the event of construction, remodeling, renovation or demolition of a building. Such laws may impose liability for improper handling or a release into the environment of asbestos containing materials and potential asbestos-containing materials and may provide for fines to, and for third parties to seek recovery from, owners or operators of real properties for personal injury or improper work exposure associated with asbestos-containing materials and potential asbestos-containing materials. The presence of asbestos-containing materials, or the failure to properly dispose of or remediate such materials, also may adversely affect our ability to attract and retain patients and staff, to borrow when using such property as collateral or to make improvements to such property.

The presence of mold, lead-based paint, underground storage tanks, contaminants in drinking water, radon and/or other substances at any of the facilities we lease, own or may acquire may lead to the incurrence of costs for remediation, mitigation or the implementation of an operations and maintenance plan and may result in third party litigation for personal injury or property damage. Furthermore, in some circumstances, areas affected by mold may be unusable for periods of time for repairs, and even after successful remediation, the known prior presence of extensive mold could adversely affect the ability of a facility to retain or attract patients and staff and could adversely affect a facility's market value and ultimately could lead to the temporary or permanent closure of the facility.

If we fail to comply with applicable environmental laws, we would face increased expenditures in terms of fines and remediation of the underlying problems, potential litigation relating to exposure to such materials, and a potential decrease in value to our business and in the value of our underlying assets.

In addition, because environmental laws vary from state to state, expansion of our operations to states where we do not currently operate may subject us to additional restrictions in the manner in which we operate our facilities.

If we fail to safeguard the monies held in our patient trust funds, we will be required to reimburse such monies, and we may be subject to citations, fines and penalties.

Each of our facilities is required by federal law to maintain a patient trust fund to safeguard certain assets of their residents and patients. If any money held in a patient trust fund is misappropriated, we are required to reimburse the patient trust fund for the amount of money that was misappropriated. In 2005 we became aware of two separate and unrelated instances of employees misappropriating an aggregate of approximately $0.4 million in patient trust funds, some of which was recovered from the employees and some of which we were required to reimburse from our funds. If any monies held in our patient trust funds are misappropriated in the future and are unrecoverable, we will be required to reimburse such monies, and we may be subject to citations, fines and penalties pursuant to federal and state laws.

We are a holding company with no operations and rely upon our multiple independent operating subsidiaries to provide us with the funds necessary to meet our financial obligations. Liabilities of any one or more of our subsidiaries could be imposed upon us or our other subsidiaries.

We are a holding company with no direct operating assets, employees or revenues. Each of our facilities is operated through a separate, wholly-owned, independent subsidiary, which has its own management, employees and assets. Our principal assets are the equity interests we directly or indirectly hold in our multiple operating and real estate holding subsidiaries. As a result, we are dependent upon distributions from our subsidiaries to generate the funds necessary to meet our financial obligations and pay dividends. Our subsidiaries are legally distinct from us and have no obligation to make funds available to us. The ability of our subsidiaries to make distributions to us will depend substantially on their respective operating results and will be subject to restrictions under, among other things, the laws of their jurisdiction of organization, which may limit the amount of funds available for distribution to investors or shareholders, agreements of those subsidiaries, the terms of our financing arrangements and the terms of any future financing arrangements of our subsidiaries.

Risks Related to Ownership of our Common Stock

We may not be able to pay or maintain dividends and the failure to do so would adversely affect our stock price.

Our ability to pay and maintain cash dividends is based on many factors, including our ability to make and finance acquisitions, our ability to negotiate favorable lease and other contractual terms, anticipated operating cost levels, the level of demand for our beds, the rates we charge and actual results that may vary substantially from estimates. Some of the factors are beyond our control and a change in any such factor could affect our ability to pay or maintain dividends. In addition, the revolving credit facility portion of the Facility restricts our ability to pay dividends to stockholders if we receive notice that we are in default under this agreement. The failure to pay or maintain dividends could adversely affect our stock price.

If the ownership of our common stock continues to be highly concentrated, it may prevent you and other stockholders from influencing significant corporate decisions and may result in conflicts of interest that could cause our stock price to decline.

Our current executive officers, directors and their affiliates, if they act together, will have substantial influence over the outcome of corporate actions requiring stockholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transactions. The significant concentration of stock ownership may adversely affect the trading price of our common stock due to investors' perception that conflicts of interest may exist or arise.

The market price and trading volume of our common stock may be volatile, which could result in rapid and substantial losses for our stockholders.

The market price of our common stock may be highly volatile and could be subject to wide fluctuations. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. We cannot assure you that the market price of our common stock will not fluctuate or decline significantly in the future. On some occasions in the past, when the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending or settling the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business.

Future offerings of debt or equity securities by us may adversely affect the market price of our common stock.

In the future, we may attempt to increase our capital resources by offering debt or additional equity securities, including commercial paper, medium-term notes, senior or subordinated notes, series of preferred shares or shares of our common stock. Upon liquidation, holders of our debt securities and preferred shares, and lenders with respect to other borrowings, would receive a distribution of our available assets prior to any distribution to the holders of our common stock. Additional equity offerings may dilute the economic and voting rights of our existing stockholders or reduce the market price of our common stock, or both. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, holders of our common stock bear the risk of our future offerings reducing the market price of our common stock and diluting their shareholdings in us. We also intend to continue to actively pursue acquisitions of facilities and may issue shares of stock in connection with these acquisitions.

Any shares issued in connection with our acquisitions, the exercise of outstanding stock options or otherwise would dilute the holdings of the investors who purchase our shares.

Failure to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could result in a restatement of our financial statements, cause investors to lose confidence in our financial statements and our company and have a material adverse effect on our business and stock price.

We produce our consolidated financial statements in accordance with the requirements of GAAP. Effective internal controls are necessary for us to provide reliable financial reports to help mitigate the risk of fraud and to operate successfully as a publicly traded company. As a public company, we are required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, which requires annual management assessments of the effectiveness of our internal controls over financial reporting.

Testing and maintaining internal controls can divert our management's attention from other matters that are important to our business. We may not be able to conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 or our independent registered public accounting firm may not be able or willing to issue an unqualified report if we conclude that our internal controls over financial reporting are not effective. If either we are unable to conclude that we have effective internal controls over financial reporting or our independent registered public accounting firm is unable to provide us with an unqualified report as required by Section 404, investors could lose confidence in our reported financial information and our company, which could result in a decline in the market price of our common stock, and cause us to fail to meet our reporting obligations in the future, which in turn could impact our ability to raise additional financing if needed in the future.

Our amended and restated certificate of incorporation, amended and restated bylaws and Delaware law contain provisions that could discourage transactions resulting in a change in control, which may negatively affect the market price of our common stock.

In addition to the effect that the concentration of ownership by our significant stockholders may have, our amended and restated certificate of incorporation and our amended and restated bylaws contain provisions that may enable our management to resist a change in control. These provisions may discourage, delay or prevent a change in the ownership of our company or a change in our management, even if doing so might be beneficial to our stockholders. In addition, these provisions could limit the price that investors would be willing to pay in the future for shares of our common stock. Such provisions set forth in our amended and restated certificate of incorporation or amended and restated bylaws include:

- our board of directors are authorized, without prior stockholder approval, to create and issue preferred stock, commonly referred to as "blank check" preferred stock, with rights senior to those of common stock;
- advance notice requirements for stockholders to nominate individuals to serve on our board of directors or to submit proposals that can be acted upon at stockholder meetings;
- our board of directors are classified so not all members of our board are elected at one time, which may make it more difficult for a person who acquires control of a majority of our outstanding voting stock to replace our directors;
- stockholder action by written consent is limited;
- special meetings of the stockholders are permitted to be called only by the chairman of our board of directors, our chief executive officer or by a majority of our board of directors;
- stockholders are not permitted to cumulate their votes for the election of directors;
- newly created directorships resulting from an increase in the authorized number of directors or vacancies on our board of directors are filled only by majority vote of the remaining directors;
- our board of directors is expressly authorized to make, alter or repeal our bylaws; and
- stockholders are permitted to amend our bylaws only upon receiving the affirmative vote of at least a majority of our outstanding common stock.

These and other provisions in our amended and restated certificate of incorporation, amended and restated bylaws and Delaware law could discourage acquisition proposals and make it more difficult or expensive for stockholders or potential acquirers to obtain control of our board of directors or initiate actions that are opposed by our then-current board of directors, including delaying or impeding a merger, tender offer or proxy contest involving us. Any delay or prevention of a change of control transaction or changes in our board of directors could cause the market price of our common stock to decline.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

Service Center. We currently lease 29,829 square feet of office space in Mission Viejo, California for our Service Center pursuant to a lease that expires in August 2019. We have two options to extend our lease term at this location for an additional five-year term for each option.

Facilities. As of December 31, 2011, we operated 102 facilities in Arizona, California, Colorado, Idaho, Iowa, Nebraska, Nevada, Texas, Utah and Washington, with the operational capacity to serve approximately 11,700 residents. Of the 102 facilities that we operated, we owned 77 facilities and leased 25 facilities pursuant to operating leases, five of which contain purchase options that provide us with the right to purchase or agreements to purchase the facility in the future, which we believe will enable us to better control our occupancy costs over time. We currently do not manage any facilities for third parties and do not actively seek to manage facilities for others, except on a short-term basis pending receipt of new operating licenses by our operating subsidiaries.

The following table provides summary information regarding the number of operational beds at our facilities at December 31, 2011:

State	Leased without a Purchase Option	Purchase Agreement or Leased with a Purchase Option	Owned	Total Operational Beds
California	1,510	657	1,709	3,876
Arizona	595	—	1,328	1,923
Texas	112	—	2,550	2,662
Utah	108	—	1,256	1,364
Colorado	—	—	463	463
Washington	—	—	274	274
Idaho	—	—	246	246
Nevada	—	—	242	242
Nebraska	—	—	296	296
Iowa	—	—	356	356
Total	2,325	657	8,720	11,702
Skilled nursing	2,325	587	7,040	9,952
Assisted living	—	70	1,192	1,262
Independent living	—	—	488	488
Total	2,325	657	8,720	11,702

Item 3. ***Legal Proceedings***

In March 2007, we learned that the United States Attorney for the Central District of California (DOJ) had commenced an investigation of certain of our facilities and had issued an authorized investigative demand to our bank seeking information pertaining to a total of 18 of our facilities. The DOJ also subsequently served a subpoena on our independent external auditors in 2007, and in 2008 served search warrants and subpoenas on our Service Center and six of our Southern California skilled nursing facilities, seeking specific patient files and other information. Subsequent subpoenas issued to us covered additional documentation from the six facilities as well as eight of the other facilities. Based upon the issuance of the subpoenas and execution of the search warrants, we concluded that the government had undertaken parallel criminal and civil investigations. We pledged full cooperation to, and have been cooperating fully with, the government.

In September 2010 our board of directors appointed a special committee consisting solely of independent directors to advance discussions with the DOJ regarding its investigation. The special committee retained independent counsel, and counsel has retained third party consultants, to facilitate its work. The Company and the special committee have continued cooperating with the DOJ, working to provide information necessary to aid the DOJ's investigation and move the matter toward resolution.

In December 2011, independent counsel for our special committee received confirmation that the DOJ has closed its criminal investigation, although as a matter of course the DOJ reserves the right to reopen such inquiries if new facts come to light. In January 2012, the DOJ also indicated that the government would be seeking certain additional information in furtherance of the remaining investigation, and that it would formalize its request for that information in a new subpoena. In January 2012, the Office of the Inspector General of the United States Department of Health & Human Services (HHS) served the new subpoena, seeking specific patient records and documents from 2007 to 2011 from the six Southern California skilled nursing facilities that have been the subject of previous requests. HHS also issued a subpoena to our independent external auditors requesting an update to the information requested in the 2007 subpoena to them, and a subpoena to our independent internal auditors requesting similar information. We are in the process of gathering and producing the records requested of us, and discussions between government representatives and counsel for the special committee are ongoing.

We intend to continue cooperating with the government's representatives to move the matter toward resolution. In addition, we continue to make improvements to our compliance programs and systems. We cannot predict or provide any assurance as to the possible outcome of the investigations or any possible related proceedings, or as to the possible outcome of any litigation, nor can we estimate the possible loss or range of loss that may result from any such proceedings and, therefore, we have not recorded any related accruals. If any litigation were to proceed, and we are subjected to, alleged to be liable for, or agree to a settlement of, claims or obligations under federal Medicare statutes, the federal False Claims Act, or similar state and federal statutes and related regulations, our business, financial condition and results of operations could be materially and adversely affected and our stock price could decline.

We are party to various legal actions and administrative proceedings and are subject to various claims arising in the ordinary course of business, including claims that our services have resulted in injury or death to the residents of our facilities and claims related to employment and commercial matters. Although we intend to vigorously defend ourselves in these matters, there can be no assurance that the outcomes of these matters will not have a material adverse effect on our results of operations and financial condition. In certain states in which we have or have had operations, insurance coverage for the risk of punitive damages arising from general and professional liability litigation may not be available due to state law public policy prohibitions. There can be no assurance that we will not be liable for punitive damages awarded in litigation arising in states for which punitive damage insurance coverage is not available.

Certain lawsuits filed on behalf of patients of long-term care facilities for alleged negligence and/or alleged abuses have resulted in large damage awards against other companies, both in and related to our industry. In addition, there has been an increase in the number of class action suits filed against long-term and rehabilitative care companies which have the potential to result in large damage awards and settlements. For example, the State of California has established minimum staffing requirements for facilities operating in the state. Failure to meet these requirements can, among other things, jeopardize a facility's compliance with the conditions of participation as established under relevant state and federal healthcare programs; it may also subject the facility to a notice of deficiency, a citation, civil money penalty, or the possibility of litigation. We are aware of one company in our industry that is subject to a substantial judgment in a class action suit as a result of not complying with minimum staffing laws. A class action suit was previously filed against us in the State of California alleging, among other things, violations of certain Health and Safety Code provisions and a violation of the Consumer Legal Remedies Act at certain of our California facilities. In 2007, we settled this class action suit and this settlement was approved by the affected class and the Court. We continue to be subject to similar claims and legal actions, and are currently defending against one such claim venued in Los Angeles Superior Court. In the wake of the substantial judgment awarded by a jury to a group of plaintiffs in a recent case against one of our competitors, we expect that plaintiff's attorneys will become increasingly more aggressive in their pursuit of claims alleging non-compliance with such requirements. We do not believe that the ultimate resolution of any known such action will have a material adverse effect on our business, financial condition, or results of operations. However, if there were a significant increase in the number of these claims or an increase in amounts owing should plaintiffs be successful in their prosecution of these claims, this could have a material adverse effect to our business, financial condition, results of operations and cash flows. In addition, we contract with a variety of landlords, lenders, vendors, suppliers, consultants and other individuals and businesses. These contracts typically contain covenants and default provisions. If the other party to one or more of our contracts were to allege that we have violated the contract terms, we could be subject to civil liabilities which could have a material adverse effect on our financial condition and results of operations.

We operate in an industry that is extremely regulated. As such, in the ordinary course of business, we are continuously subject to state and federal regulatory scrutiny, supervision and control. Such regulatory scrutiny often includes inquiries, investigations, examinations, audits, site visits and surveys, some of which are non-routine. In addition to being subject to direct regulatory oversight of state and federal regulatory agencies, our industry is frequently subject to the regulatory practices, which could subject us to civil, administrative or criminal fines, penalties or restitutionary relief, and reimbursement authorities could also seek the suspension or exclusion of the provider or individual from participation in their program. We believe that there has been, and will continue to be, an increase in governmental investigations of long-term care providers, particularly in the area of Medicare/Medicaid false claims, as well as an increase in enforcement actions resulting from these investigations. Adverse discriminations in legal proceedings or governmental investigations, whether currently asserted or arising in the future, could have a material adverse effect on our financial position, results of operations and cash flows.

Item 4. ***Mine Safety Disclosures***

None.

PART II.

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Market Information

Our common stock has been traded under the symbol "ENSG" on the NASDAQ Global Select Market since our initial public offering on November 8, 2007. Prior to that time, there was no public market for our common stock. The following table shows the high and low sale prices for the common stock as reported by the NASDAQ Global Select Market for the periods indicated:

	High	Low
Fiscal 2011		
First Quarter	$ 32.80	$ 23.09
Second Quarter	$ 34.85	$ 26.09
Third Quarter	$ 32.65	$ 19.61
Fourth Quarter	$ 26.20	$ 20.46
Fiscal 2010		
First Quarter	$ 18.79	$ 15.32
Second Quarter	$ 18.98	$ 16.51
Third Quarter	$ 18.85	$ 15.01
Fourth Quarter	$ 26.97	$ 17.47

During fiscal 2011, we declared aggregate cash dividends of $0.225 per share of common stock, for a total of approximately $4.8 million.

As of February 10, 2012, there were approximately 212 holders of record of our common stock.

The graph below shows the cumulative total stockholder return of an investment of $100 (and the reinvestment of any dividends thereafter) on November 9, 2007 in (i) our common stock, (ii) the Skilled Nursing Facilities Peer Group 1 and (iii) the NASDAQ Market Index. Our stock price performance shown in the graph below is not indicative of future stock price performance.

COMPARISON OF 50 MONTH CUMULATIVE TOTAL RETURN*

Among Ensign Group, the NASDAQ Composite Index
and a Peer Group



Comparison of 50 Month Cumulative Total Return
Assumes Initial Investment of $100
December 2011
$180.00
$160.00
$140.00
$120.00
$100.00
$80.00
$60.00
$40.00
$20.00
$0.00
11/9/2007
12/31/2007
12/31/2008
12/31/2009
12/31/2010
12/31/2011
The Ensign Group, Inc.
NASDAQ Composite-Total Returns
Peer Group

*$100 invested on 11/9/07 in stock in index, including reinvestment of dividends.
Fiscal year ending December 31.

Comparison of 50 month cumulative total return among The Ensign Group, Inc., NASDAQ Market Index, Skilled Nursing Facilities

	December 31,				
	2007	2008	2009	2010	2011
The Ensign Group, Inc.	$ 89.47	$ 105.42	$ 98.09	$ 160.50	$ 159.52
NASDAQ Market Index	$ 101.05	$ 60.65	$ 88.16	$ 104.16	$ 103.34
Peer Group	$ 100.09	$ 68.87	$ 64.11	$ 77.59	$ 60.14

The current composition of SIC Code 8051 - Skilled Nursing Facilities - is as follows:

AdCare Health Systems, Inc., Advocat, Inc., Assisted Living Concepts, Inc., Capital Senior Living Corp., Five Star Quality Care, Inc., National Healthcare Corporation, Sabra Healthcare, Inc., Skilled Healthcare Group, Inc., The Ensign Group, Inc.

Dividend Policy

The following table summarizes common stock dividends declared to shareholders during the two most recent fiscal years:

	Dividend per Share	Aggregate Dividend Declared
		(in thousands)
2010		
First Quarter	$ 0.050	$ 1,037
Second Quarter	$ 0.050	$ 1,039
Third Quarter	$ 0.050	$ 1,042
Fourth Quarter	$ 0.055	$ 1,150
2011		
First Quarter	$ 0.055	$ 1,157
Second Quarter	$ 0.055	$ 1,161
Third Quarter	$ 0.055	$ 1,169
Fourth Quarter	$ 0.060	$ 1,283

We do not have a formal dividend policy but we currently intend to continue to pay regular quarterly dividends to the holders of our common stock. From 2002 to 2011, we paid aggregate annual dividends equal to approximately 5% to 15% of our net income. However, future dividends will continue to be at the discretion of our board of directors, and we may or may not continue to pay dividends at such rate. We expect that the payment of dividends will depend on many factors, including our results of operations, financial condition and capital requirements, earnings, general business conditions, legal restrictions on the payment of dividends and other factors the board of directors deems relevant. The senior credit facility agreement governing our revolving line of credit with a five-bank lending consortium arranged by SunTrust and Wells Fargo restricts our subsidiaries and our ability to pay dividends to stockholders in excess of 20% of consolidated net income, or at all if we receive notice that we are in default under this agreement. In addition, we are a holding company with no direct operating assets, employees or revenues. As a result, we are dependent upon distributions from our independent operating subsidiaries to generate the funds necessary to meet our financial obligations and pay dividends. It is possible that in certain quarters, we may pay dividends that exceed our net income for such period as calculated in accordance with U.S. generally accepted accounting principles (GAAP).

Issuer Repurchases of Equity Securities

Common Stock Repurchase Program. In the fourth quarter of 2011, the board of directors authorized the repurchase of up to $10.0 million of our common stock over the next 12 months. Under this program, we are authorized to repurchase our issued and outstanding common shares from time to time in open-market and privately negotiated transactions and block trades in accordance with federal securities laws, including Rule 10b-18 promulgated under the Securities Exchange Act of 1934 as amended.

The number of shares repurchased will depend entirely upon the levels of cash available, the attractiveness of alternate investment and business opportunities either at hand or on the horizon, Management's perception of value relative to market price and other legal, regulatory and contractual requirements. The repurchase program does not obligate us to repurchase any particular dollar amount or number of shares of common stock. We did not repurchase any of our equity securities during the year ended December 31, 2011, nor issue any securities that were not registered under the Securities Act of 1933.

Item 6. *Selected Financial Data*

The following selected consolidated financial data for the periods indicated have been derived from our consolidated financial statements. The financial data set forth below should be read in connection with Item 7 - "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with our consolidated financial statements and related notes thereto:

	December 31,				
	2011	**2010**	**2009**	**2008**	**2007**
	(In thousands, except per share data)				
Revenue	$ 758,277	$ 649,532	$ 542,002	$ 469,372	$ 411,318
Expense:					
Cost of services (exclusive of facility rent and depreciation and amortization shown separately below)	600,804	516,668	434,318	376,742	335,014
Facility rent - cost of services	13,725	14,478	14,703	14,932	16,675
General and administrative expense	29,766	26,099	20,767	20,017	15,945
Depreciation and amortization	23,286	16,633	13,276	9,026	6,966
Total expenses	667,581	573,878	483,064	420,717	374,600
Income from operations	90,696	75,654	58,938	48,655	36,718
Other income (expense):					
Interest expense	(13,778)	(9,123)	(5,691)	(4,784)	(4,844)
Interest income	249	248	279	1,374	1,558
Other expense, net	(13,529)	(8,875)	(5,412)	(3,410)	(3,286)
Income before provision for income taxes	77,167	66,779	53,526	45,245	33,432
Provision for income taxes	29,492	26,253	21,040	17,736	12,905
Net income	$ 47,675	$ 40,526	$ 32,486	$ 27,509	$ 20,527
Net income per share(1):					
Basic	$ 2.27	$ 1.95	$ 1.58	$ 1.34	$ 1.39
Diluted	$ 2.21	$ 1.92	$ 1.55	$ 1.33	$ 1.17
Weighted average common shares outstanding:					
Basic	20,967	20,744	20,603	20,520	14,497
Diluted	21,583	21,159	20,925	20,715	17,470

(1) See Note 3 of the Notes to the Consolidated Financial Statements.

	December 31,				
	2011	**2010**	**2009**	**2008**	**2007**
	(In thousands, except per share data)				
Consolidated Balance Sheet Data:					
Cash and cash equivalents	$ 29,584	$ 72,088	$ 38,855	$ 41,326	$ 51,732
Working capital	40,252	76,642	45,559	46,811	62,969
Total assets	596,339	479,892	391,348	296,901	267,389
Long-term debt, less current maturities	181,556	139,451	107,401	59,489	60,577
Stockholders' equity	277,485	228,203	187,559	156,021	129,677
Cash dividends declared per common share	$ 0.225	$ 0.205	$ 0.185	$ 0.165	$ 0.160

	Year Ended December 31,				
	2011	2010	2009	2008	2007
			(In thousands)		
Other Non-GAAP Financial Data:					
EBITDA(1)	$ 113,982	$ 92,287	$ 72,214	$ 57,681	$ 43,684
EBITDAR(1)	$ 127,707	$ 106,765	$ 86,917	$ 72,613	$ 60,359

(1) EBITDA and EBITDAR are supplemental non-GAAP financial measures. Regulation G, Conditions for Use of Non-GAAP Financial Measures, and other provisions of the Securities Exchange Act of 1934, as amended, define and prescribe the conditions for use of certain non-GAAP financial information. We calculate EBITDA as net income before (a) interest expense, net, (b) provision for income taxes, and (c) depreciation and amortization. We calculate EBITDAR by adjusting EBITDA to exclude facility rent - cost of services. These non-GAAP financial measures are used in addition to and in conjunction with results presented in accordance with GAAP. These non-GAAP financial measures should not be relied upon to the exclusion of GAAP financial measures. These non-GAAP financial measures reflect an additional way of viewing aspects of our operations that, when viewed with our GAAP results and the accompanying reconciliations to corresponding GAAP financial measures, provide a more complete understanding of factors and trends affecting our business.

We believe EBITDA and EBITDAR are useful to investors and other external users of our financial statements in evaluating our operating performance because:

- they are widely used by investors and analysts in our industry as a supplemental measure to evaluate the overall operating performance of companies in our industry without regard to items such as interest expense, net and depreciation and amortization, which can vary substantially from company to company depending on the book value of assets, capital structure and the method by which assets were acquired; and

- they help investors evaluate and compare the results of our operations from period to period by removing the impact of our capital structure and asset base from our operating results.

We use EBITDA and EBITDAR:

- as measurements of our operating performance to assist us in comparing our operating performance on a consistent basis;

- to allocate resources to enhance the financial performance of our business;

- to evaluate the effectiveness of our operational strategies; and

- to compare our operating performance to that of our competitors.

We typically use EBITDA and EBITDAR to compare the operating performance of each skilled nursing and assisted living facility. EBITDA and EBITDAR are useful in this regard because they do not include such costs as net interest expense, income taxes, depreciation and amortization expense, and, with respect to EBITDAR, facility rent - cost of services, which may vary from period-to-period depending upon various factors, including the method used to finance facilities, the amount of debt that we have incurred, whether a facility is owned or leased, the date of acquisition of a facility or business, and the tax law of the state in which a business unit operates. As a result, we believe that the use of EBITDA and EBITDAR provide a meaningful and consistent comparison of our business between periods by eliminating certain items required by GAAP.

We also establish compensation programs and bonuses for our facility level employees that are partially based upon the achievement of EBITDAR targets.

Despite the importance of these measures in analyzing our underlying business, designing incentive compensation and for our goal setting, EBITDA and EBITDAR are non-GAAP financial measures that have no standardized meaning defined by GAAP. Therefore, our EBITDA and EBITDAR measures have limitations as analytical tools, and they should not be considered in isolation, or as a substitute for analysis of our results as reported in accordance with GAAP. Some of these limitations are:

- they do not reflect our current or future cash requirements for capital expenditures or contractual commitments;

- they do not reflect changes in, or cash requirements for, our working capital needs;

- they do not reflect the net interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

- they do not reflect any income tax payments we may be required to make;

- although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and EBITDAR do not reflect any cash requirements for such replacements; and

- other companies in our industry may calculate these measures differently than we do, which may limit their usefulness as comparative measures.

We compensate for these limitations by using them only to supplement net income on a basis prepared in accordance with GAAP in order to provide a more complete understanding of the factors and trends affecting our business.

Management strongly encourages investors to review our consolidated financial statements in their entirety and to not rely on any single financial measure. Because these non-GAAP financial measures are not standardized, it may not be possible to compare these financial measures with other companies' non-GAAP financial measures having the same or similar names. For information about our financial results as reported in accordance with GAAP, see our consolidated financial statements and related notes included elsewhere in this document.

The table below reconciles net income to EBITDA and EBITDAR for the periods presented:

	December 31,				
	2011	**2010**	**2009**	**2008**	**2007**
			(In thousands)		
Consolidated Statement of Income Data:					
Net income	$ 47,675	$ 40,526	$ 32,486	$ 27,509	$ 20,527
Interest expense, net	13,529	8,875	5,412	3,410	3,286
Provision for income taxes	29,492	26,253	21,040	17,736	12,905
Depreciation and amortization	23,286	16,633	13,276	9,026	6,966
EBITDA	$ 113,982	$ 92,287	$ 72,214	$ 57,681	$ 43,684
Facility rent - cost of services	13,725	14,478	14,703	14,932	16,675
EBITDAR	$ 127,707	$ 106,765	$ 86,917	$ 72,613	$ 60,359

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations***

The following discussion should be read in conjunction with the consolidated financial statements and accompanying notes, which appear elsewhere in this Annual Report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this Annual Report. See Item 1A. - "Risk Factors" and *"Cautionary Note Regarding Forward-Looking Statements."*

Overview

We are a provider of skilled nursing and rehabilitative care services through the operation of 103 facilities, five home health and three hospice operations located in Arizona, California, Colorado, Idaho, Iowa, Nebraska, Nevada, Oregon, Texas, Utah and Washington. Our facilities provide a broad spectrum of skilled nursing, assisted living, home health and hospice services, including physical, occupational and speech therapies, and other rehabilitative and healthcare services, for both long-term residents and short-stay rehabilitation patients. We recently entered into a joint venture to develop and operate urgent care facilities and related businesses. These walk-in clinics will offer daily access to healthcare for minor injuries and illnesses, including x-ray and lab services, all from convenient neighborhood locations with no appointments. As of December 31, 2011, we operated 102 facilities, of which we owned 77 and operated an additional 25 facilities under long-term lease arrangements, and had options to purchase for five of those 25 facilities.

We encourage and empower our facility leaders and staff to make their facility the "facility of choice" in the community it serves. This means that our facility leaders and staff are generally free to discern and address the unique needs and priorities of healthcare professionals, customers and other stakeholders in the local community or market, and then work to create a superior service offering and reputation for that particular community or market to encourage prospective customers and referral sources to choose or recommend the facility.

The following table summarizes our facilities and licensed and independent living beds by ownership status as of December 31, 2011:

	Owned	Leased (with a Purchase Option)	Leased (without a Purchase Option)	Total
Number of facilities	77	5	20	102
Percent of total	75.5%	4.9%	19.6%	100.0%
Operational skilled nursing, assisted living and independent living beds	8,720	657	2,325	11,702
Percent of total	74.5%	5.6%	19.9%	100.0%

The Ensign Group, Inc. is a holding company with no direct operating assets, employees or revenues. All of our facilities are operated by separate, wholly-owned, independent subsidiaries, which have their own management, employees and assets. In addition, one of our wholly-owned independent subsidiaries, which we call our Service Center, provides centralized accounting, payroll, human resources, information technology, legal, risk management and other services to each operating subsidiary through contractual relationships between such subsidiaries. In addition, we have the Captive that provides some claims-made coverage to our operating subsidiaries for general and professional liability, as well as for certain workers' compensation insurance liabilities. References herein to the consolidated "Company" and "its" assets and activities, as well as the use of the terms "we," "us," "our" and similar verbiage in this annual report is not meant to imply that The Ensign Group, Inc. has direct operating assets, employees or revenue, or that any of the facilities, the Service Center or the Captive are operated by the same entity.

Recent Developments

On January 10, 2012, we announced a joint venture to develop and operated urgent care facilities and related businesses. The joint venture, Immediate Clinic LLC, will be led by Dr. John Shufeldt, a founder and former Chief Executive Officer of a large privately-owned provider of urgent care and occupational medical services. Immediate Clinic will offer daily access to healthcare for minor injuries and illnesses, including x-ray and lab services, all from convenient neighborhood locations with no appointments. Design and construction planning for several new locations is currently underway, and Immediate Clinic is also seeking opportunities to acquire existing urgent care operations across the United States. To date, we have committed $4.0 million to the joint venture and Immediate Clinic expects to open its first facilities within the second quarter of fiscal 2012.

On February 8, 2012 our board of directors increased the number of directors from six directors to seven and, at the recommendation of the nomination and corporate governance committee, the board of directors appointed Daren J. Shaw to fill the newly created vacancy effective March 1, 2012. Mr. Shaw will serve as a Class II Director with a term that is set to expire at the 2012 annual meeting of shareholders, will be eligible to participate in all compensation plans in which non-management directors participate and will enter into our standard indemnification agreement for directors. Mr. Shaw has not yet been appointed to serve on any board committee by the board of directors.

Acquisitions

On February 1, 2012, we acquired an assisted living facility in Nevada for approximately $2.1 million, which was paid in cash. This acquisition added 60 operational assisted living beds to our operation. We also entered into a separate operations transfer agreement with the prior tenant as part of such transaction.

On February 10, 2012, we acquired a home health operation in Oregon for approximately $0.5 million which was paid in cash. The acquisition did not have an impact on the Company's operational bed count. We also entered into a separate operations transfer agreement with the prior tenant as part of such transaction.

During the fourth quarter of 2011, we purchased two skilled nursing facilities in California and Nevada, respectively, for approximately $17.0 million, one assisted living facility in Arizona for approximately $3.2 million and one home health operation for approximately $0.2 million in four separate transactions. All fourth quarter acquisitions were paid for in cash. These acquisitions added 148 operational skilled nursing and 93 operational assisted living beds to our operations, while the home health operation acquisition did not impact our overall bed count. We also entered into separate operations transfer agreements with the prior owner as part of each transaction.

During the third quarter of 2011, we purchased nine skilled nursing facilities, of which four also offer assisted living services, and a home health operation in Nebraska and Iowa for $27.6 million in one transaction. In addition, we acquired two skilled nursing facilities in Texas and Utah and one assisted living facility which also offers independent living services in Texas for an aggregate purchase price of $13.6 million in three separate transactions. All third quarter acquisitions were paid for in cash. These acquisitions added 731 operational skilled nursing beds, 142 operational assisted living units and 129 independent living units to our operations. We also entered into a separate operations transfer agreement with the prior tenant as part of each transaction.

During the second quarter of 2011, we purchased one assisted living facility in Nevada and a home health and hospice operation in Utah for an aggregate purchase price of $8.0 million in two separate transactions. All second quarter acquisitions were paid for in cash. The assisted living facility added 100 operational assisted living and 52 independent living units to our operations, while the home health and hospice operation acquisition did not impact our overall bed count. We also entered into separate operations transfer agreements with the prior owner as part of each transaction.

During the first quarter of 2011, we purchased one skilled nursing facility in Utah, one skilled nursing facility which also offers assisted living and independent living services and one independent living facility in Texas and one assisted living facility in California for approximately $37.1 million in three separate transactions. All first quarter acquisitions were paid for in cash. These acquisitions added an aggregate of 356 operational skilled nursing beds, 250 assisted living units and 160 independent living units to our operations. We also entered into separate operations transfer agreements with the prior tenant as part of each transaction.

During the year ended December 31, 2011, we purchased the underlying assets of five of our skilled nursing facilities in California, Utah and Idaho for an aggregate purchase price of $23.4 million, which was paid in cash. These acquisitions did not impact our operational skilled nursing bed count.

See further discussion of facility acquisitions in Note 6 to the Consolidated Financial Statements below.

Key Performance Indicators

We manage our skilled nursing business by monitoring key performance indicators that affect our financial performance. These indicators and their definitions include the following:

- *Routine revenue:* Routine revenue is generated by the contracted daily rate charged for all contractually inclusive skilled nursing services. The inclusion of therapy and other ancillary treatments varies by payor source and by contract. Services provided outside of the routine contractual agreement are recorded separately as ancillary revenue, including Medicare Part B therapy services, and are not included in the routine revenue definition.
- *Skilled revenue:* The amount of routine revenue generated from patients in our skilled nursing facilities who are receiving higher levels of care under Medicare, managed care, Medicaid, or other skilled reimbursement programs. The other skilled residents that are included in this population represent very high acuity residents who are receiving high levels of nursing and ancillary services which are reimbursed by payors other than Medicare or managed care. Skilled revenue excludes any revenue generated from our assisted living services.
- *Skilled mix:* The amount of our skilled revenue as a percentage of our total routine revenue. Skilled mix (in days) represents the number of days our Medicare, managed care, or other skilled patients are receiving services at our skilled nursing facilities divided by the total number of days patients (less days from assisted living services) from all payor sources are receiving services at our skilled nursing facilities for any given period (less days from assisted living services).
- *Quality mix:* The amount of routine non-Medicaid revenue as a percentage of our total routine revenue. Quality mix (in days) represents the number of days our non-Medicaid patients are receiving services at our skilled nursing facilities divided by the total number of days patients from all payor sources are receiving services at our skilled nursing facilities for any given period (less days from assisted living services).
- *Average daily rates:* The routine revenue by payor source for a period at our skilled nursing facilities divided by actual patient days for that revenue source for that given period.
- *Occupancy percentage (operational beds):* The total number of residents occupying a bed in a skilled nursing, assisted living or independent living facility as a percentage of the beds in a facility which are available for occupancy during the measurement period.
- *Number of facilities and operational beds:* The total number of skilled nursing, assisted living and independent living facilities that we own or operate and the total number of operational beds associated with these facilities.

Skilled and Quality Mix. Like most skilled nursing providers, we measure both patient days and revenue by payor. Medicare, managed care and other skilled patients, whom we refer to as high acuity patients, typically require a higher level of skilled nursing and rehabilitative care. Accordingly, Medicare and managed care reimbursement rates are typically higher than from other payors. In most states, Medicaid reimbursement rates are generally the lowest of all payor types. Changes in the payor mix can significantly affect our revenue and profitability.

The following table summarizes our overall skilled mix and quality mix for the periods indicated as a percentage of our total routine revenue (less revenue from assisted living services) and as a percentage of total patient days (less days from assisted living services):

	Year Ended December 31,		
	2011	**2010**	**2009**
Skilled Mix:			
Days	25.5%	25.0%	24.6%
Revenue	51.3%	49.1%	48.2%
Quality Mix:			
Days	38.1%	36.7%	37.3%
Revenue	60.1%	57.8%	57.7%

Occupancy. We define occupancy as the ratio of actual patient days (one patient day equals one resident occupying one bed for one day) during any measurement period to the number of beds in facilities which are available for occupancy during the measurement period. The number of licensed and independent living beds in a skilled nursing, assisted living or independent living facility that are actually operational and available for occupancy may be less than the total official licensed bed capacity. This sometimes occurs due to the permanent dedication of bed space to alternative purposes, such as enhanced therapy treatment space or other desirable uses calculated to improve service offerings and/or operational efficiencies in a facility. In some cases, three- and four-bed wards have been reduced to two-bed rooms for resident comfort, and larger wards have been reduced to conform to changes in Medicare requirements. These beds are seldom expected to be placed back into service. We define occupancy in operational beds as the ratio of actual patient days during any measurement period to the number of available patient days for that period. We believe that reporting occupancy based on operational beds is consistent with industry practices and provides a more useful measure of actual occupancy performance from period to period.

The following table summarizes our occupancy statistics for the periods indicated:

	Year Ended December 31,		
	2011	2010	2009
Occupancy:			
Operational beds at end of period	11,702	9,539	8,948
Available patient days	3,945,511	3,389,313	2,965,401
Actual patient days	3,124,724	2,706,543	2,353,087
Occupancy percentage (based on operational beds)	79.2%	79.9%	79.4%

Revenue Sources

Our total revenue represents revenue derived primarily from providing services to patients and residents of skilled nursing facilities, and to a lesser extent from assisted living facilities and ancillary services. We receive service revenue from Medicaid, Medicare, private payors and other third-party payors, and managed care sources. The sources and amounts of our revenue are determined by a number of factors, including bed capacity and occupancy rates of our healthcare facilities, the mix of patients at our facilities and the rates of reimbursement among payors. Payment for ancillary services varies based upon the service provided and the type of payor. The following table sets forth our total revenue by payor source and as a percentage of total revenue for the periods indicated:

	December 31,					
	2011		2010		2009	
	$	%	$	%	$	%
	(In thousands)					
Revenue:						
Medicaid - custodial	$ 277,736	36.6%	$ 259,711	40.0%	$ 219,188	40.4%
Medicare	272,283	35.9	219,217	33.7	174,769	32.3
Medicaid - skilled	20,290	2.7	17,573	2.7	12,449	2.3
Total	570,309	75.2	496,501	76.4	406,406	75.0
Managed care	94,266	12.4	84,364	13.0	72,544	13.4
Private and other	93,702	12.4	68,667	10.6	63,052	11.6
Total revenue	$ 758,277	100.0%	$ 649,532	100.0%	$ 542,002	100.0%

Primary Components of Expense

Cost of Services (exclusive of facility rent and depreciation and amortization shown separately). Our cost of services represents the costs of operating our facilities and primarily consists of payroll and related benefits, supplies, purchased services, and ancillary expenses such as the cost of pharmacy and therapy services provided to residents. Cost of services also includes the cost of general and professional liability insurance and other general cost of services with respect to our facilities.

Facility Rent - Cost of Services. Facility rent - cost of services consists solely of base minimum rent amounts payable under lease agreements to third-party owners of the facilities that we operate but do not own and does not include taxes, insurance, impounds, capital reserves or other charges payable under the applicable lease agreements.

General and Administrative Expense. General and administrative expense consists primarily of payroll and related benefits and travel expenses for our Service Center personnel, including training and other operational support. General and administrative expense also includes professional fees (including accounting and legal fees), costs relating to our information systems, stock-based compensation and rent for our Service Center office.

Depreciation and Amortization. Property and equipment are recorded at their original historical cost. Depreciation is computed using the straight-line method over the estimated useful lives of the depreciable assets. The following is a summary of the depreciable lives of our depreciable assets:

Buildings and improvements	15 to 50 years
Leasehold improvements	Shorter of the lease term or estimated useful life, generally 5 to 15 years
Furniture and equipment	3 to 10 years

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements and related disclosures requires us to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. On an ongoing basis we review our judgments and estimates, including those related to doubtful accounts, income taxes, stock compensation, intangible assets and loss contingencies. We base our estimates and judgments upon our historical experience, knowledge of current conditions and our belief of what could occur in the future considering available information, including assumptions that we believe to be reasonable under the circumstances. By their nature, these estimates and judgments are subject to an inherent degree of uncertainty and actual results could differ materially from the amounts reported. The following summarizes our critical accounting policies, defined as those policies that we believe: (a) are the most important to the portrayal of our financial condition and results of operations; and (b) require management's most subjective or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain.

Revenue Recognition

We recognize revenue when the following four conditions have been met: (i) there is persuasive evidence that an arrangement exists; (ii) delivery has occurred or service has been rendered; (iii) the price is fixed or determinable; and (iv) collection is reasonably assured. Our revenue is derived primarily from providing long-term healthcare services to residents and is recognized on the date services are provided at amounts billable to individual residents. For residents under reimbursement arrangements with third-party payors, including Medicaid, Medicare and private insurers, revenue is recorded based on contractually agreed-upon amounts on a per patient, daily basis.

Revenue from the Medicare and Medicaid programs accounted for 75% and 76% of our revenue for the years ended December 31, 2011 and 2010, respectively. We record revenue from these governmental and managed care programs as services are performed at their expected net realizable amounts under these programs. Our revenue from governmental and managed care programs is subject to audit and retroactive adjustment by governmental and third-party agencies. Consistent with healthcare industry accounting practices, any changes to these governmental revenue estimates are recorded in the period the change or adjustment becomes known based on final settlements. We recorded retroactive adjustments that increased (decreased) revenue by $0.3 million, ($0.1) million and $0.2 million for the years ended December 31, 2011, 2010, and 2009, respectively. The increase in revenue from retroactive revenue adjustments in 2011 was partially offset by the item disclosed under *Other Matters* in Note 17 in Notes to Consolidated Financial Statements. Retroactive revenue adjustments increased revenue by $0.7 million for the year ended December 31, 2011 prior to the item disclosed in Note 17. The decrease in revenue from retroactive revenue adjustments in 2010 is attributable to the repayment of estimated overpayments received at one facility in the second quarter of 2010. Retroactive revenue adjustments increased revenue by $0.3 million for the year ended December 31, 2010 prior to the adjustment noted above.

The Company's service specific revenue recognition policies are as follows:

Skilled Nursing Revenue

Our revenue is derived primarily from providing long-term healthcare services to residents and is recognized on the date services are provided at amounts billable to individual residents. For residents under reimbursement arrangements with third-party payors, including Medicaid, Medicare and private insurers, revenue is recorded based on contractually agreed-upon amounts on a per patient, daily basis. We record revenue from private pay patients, at the agreed upon rate, as services are performed.

Home Health and Hospice Revenue Recognition

Episodic Based Revenue—Net service revenue is typically recorded on a 60-day episode payment rate. We make adjustments to revenue on completed episodes to reflect differences between estimated and actual payment amounts, an inability to obtain appropriate billing documentation or authorizations acceptable to the payor and other reasons unrelated to credit risk. We record an estimate for the impact of such payment adjustments based on its historical experience. In addition to revenue recognized on completed episodes, we also recognize a portion of revenue associated with episodes in progress. Episodes in progress are 60-day episodes of care that begin during the reporting period, but were not completed as of the end of the period. We estimate this revenue on a monthly basis based upon historical trends. The primary factors underlying this estimate are the number of episodes in progress at the end of the reporting period, expected Medicare revenue per episode and our estimate of the average percentage complete based on days completed of the episode of care.

Non-episodic Based Revenue — Gross revenue is recorded on an accrual basis based upon the date of service at amounts equal to our established or estimated per-visit rates, as applicable.

Hospice Revenue — Gross revenue is recorded on an accrual basis based upon the date of service at amounts equal to the estimated payment rates. The estimated payment rates are daily rates for each of the levels of care we deliver. We make adjustments to revenue for an inability to obtain appropriate billing documentation or authorizations acceptable to the payor and other reasons unrelated to credit risk. We estimate the impact of these adjustments based on its historical experience, which primarily includes historical collection rates on Medicare claims, and record it during the period services are rendered as an estimated revenue adjustment and as a reduction to our outstanding patient accounts receivable. Additionally, as Medicare hospice revenue is subject to an inpatient cap limit and an overall payment cap, we monitor our provider numbers and estimate amounts due back to Medicare if a cap has been exceeded. We record these adjustments as a reduction to revenue and increase other accrued liabilities.

Accounts Receivable

Accounts receivable consist primarily of amounts due from Medicare and Medicaid programs, other government programs, managed care health plans and private payor sources. Estimated provisions for doubtful accounts are recorded to the extent it is probable that a portion or all of a particular account will not be collected.

In evaluating the collectability of accounts receivable, we consider a number of factors, including the age of the accounts, changes in collection patterns, the composition of patient accounts by payor type and the status of ongoing disputes with third-party payors. The percentages applied to the aged receivable balances are based on our historical experience and time limits, if any, for managed care, Medicare, Medicaid and other payors. We periodically refine our estimates of the allowance for doubtful accounts based on experience with the estimation process and changes in circumstances.

Self-Insurance

We are partially self-insured for general and professional liability up to a base amount per claim (the self-insured retention) with an aggregate, one time deductible above this limit. Losses beyond these amounts are insured through third-party policies with coverage limits per occurrence, per location and on an aggregate basis for us. For claims made after April 1, 2011, the combined self-insured retention was $0.5 million per claim with an aggregate $1.8 million deductible limit. For all facilities, except those located in Colorado, the third-party coverage above these limits was $1.0 million per occurrence, $3.0 million per facility, with a $10.0 million blanket aggregate and an additional state-specific aggregate where required by state law. In Colorado, the third-party coverage above these limits was $1.0 million per occurrence and $3.0 million per facility, which is independent of the $10.0 million blanket aggregate applicable to our other 97 facilities.

The self-insured retention and deductible limits for general and professional liability and worker's compensation are self-insured through the Captive, the related assets and liabilities of which are included in the accompanying Financial Statements. The Captive is subject to certain statutory requirements as an insurance provider. These requirements include, but are not limited to, maintaining statutory capital. Our policy is to accrue amounts equal to the actuarially estimated costs to settle open claims of insureds, as well as an estimate of the cost of insured claims that have been incurred but not reported. We develop information about the size of the ultimate claims based on historical experience, current industry information and actuarial analysis, and evaluate the estimates for claim loss exposure on a quarterly basis.

Our operating subsidiaries are self-insured for workers' compensation liability in California. To protect ourself against loss exposure in California with this policy, we purchased individual stop-loss insurance coverage that insures individual claims that exceed $0.5 million for each claim. In Texas, the operating subsidiaries have elected non-subscriber status for workers' compensation claims and, effective February 1, 2011, we purchased individual stop-loss coverage that insures individual claims that exceed $0.8 million for each claim. Our operating subsidiaries in other states have third party guaranteed cost coverage. In California and Texas, we accrue amounts equal to the estimated costs to settle open claims, as well as an estimate of the cost of claims that have been incurred but not reported. We use actuarial valuations to estimate the liability based on historical experience and industry information.

We provide self-insured medical (including prescription drugs) and dental healthcare benefits to the majority of our employees. We are fully liable for all financial and legal aspects of these benefit plans. To protect ourself against loss exposure with this policy, we purchased individual stop-loss insurance coverage that insures individual claims that exceed $0.3 million for each covered person with an aggregate individual stop loss deductible of approximately $0.1 million.

In addition, in accordance with guidance provided by the Financial Accounting Standards Board (FASB) in August 2010, we recorded an asset and equal liability in order to present the ultimate costs of malpractice claims and the anticipated insurance recoveries on a gross basis. Prior to fiscal year 2011, these liabilities were recorded net of anticipated insurance recoveries. See additional discussion in "Adoption of New Accounting Pronouncements" below.

We believe that adequate provision has been made in the Financial Statements for liabilities that may arise out of patient care, workers' compensation, healthcare benefits and related services provided to date. The amount of our reserves was determined based on an estimation process that uses information obtained from both company-specific and industry data. This estimation process requires us to continuously monitor and evaluate the life cycle of the claims. Using data obtained from this monitoring and our assumptions about emerging trends, we, with the assistance of an independent actuary, develop information about the size of ultimate claims based on our historical experience and other available industry information. The most significant assumptions used in the estimation process include determining the trend in costs, the expected cost of claims incurred but not reported and the expected costs to settle or pay damage awards with respect to unpaid claims. The self-insured liabilities are based upon estimates, and while management believes that the estimates of loss are reasonable, the ultimate liability may be in excess of or less than the recorded amounts. Due to the inherent volatility of actuarially determined loss estimates, it is reasonably possible that we could experience changes in estimated losses that could be material to net income. If our actual liability exceeds our estimates of loss, our future earnings and financial condition, and cash flows would be adversely affected.

Income Taxes

Deferred tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of our assets and liabilities at tax rates in effect when such temporary differences are expected to reverse. We generally expect to fully utilize our deferred tax assets; however, when necessary, we record a valuation allowance to reduce our net deferred tax assets to the amount that is more likely than not to be realized.

When we take uncertain income tax positions that do not meet the recognition criteria, we record a liability for underpayment of income taxes and related interest and penalties, if any. In considering the need for and magnitude of a liability for such positions, we must consider the potential outcomes from a review of the positions by the taxing authorities.

In determining the need for a valuation allowance, the annual income tax rate, or the need for and magnitude of liabilities for uncertain tax positions, we make certain estimates and assumptions. These estimates and assumptions are based on, among other things, knowledge of operations, markets, historical trends and likely future changes and, when appropriate, the opinions of advisors with knowledge and expertise in certain fields. Due to certain risks associated with our estimates and assumptions, actual results could differ.

Derivatives and Hedging Activities

We evaluate variable and fixed interest rate risk exposure on a routine basis and to the extent we believe that it is appropriate, will offset its variable risk exposure by entering into interest rate swap agreements. It is our policy to only utilize derivative instruments for hedging purposes (i.e. not for speculation). We formally designate our interest rate swap agreements as hedges and document all relationships between hedging instruments and hedged items. We formally assess effectiveness of our hedging relationships, both at the hedge inception and on an ongoing basis, then measure and record ineffectiveness. We would discontinue hedge accounting prospectively (i) if it is determined that the derivative is no longer effective in offsetting change in the cash flows of a hedged item, (ii) when the derivative expires or is sold, terminated or exercised, (iii) if it is no longer probable that the forecasted transaction will occur, or (iv) if management determines that designation of the derivative as a hedge instrument is no longer appropriate. Our derivative is recorded on the balance sheet at its fair value.

New Accounting Pronouncements

In September 2011, the Financial Accounting Standards Board (FASB) amended its standards on testing goodwill for impairment. The new standard gives entities testing goodwill for impairment the option of performing a qualitative assessment before calculating the fair value of a reporting unit in step one of the goodwill impairment test. If entities determine, on the basis of qualitative factors, that the fair value of a reporting unit is more likely than not less than the carrying amount, the two-step impairment test would be required. Otherwise, further testing would not be needed. We do not believe the adoption of this amendment will have a material effect on our financial statements.

In July 2011, the FASB amended its standards on how health care entities present revenue and bad debt expense. Under the new guidance, health care entities are required to present bad debt expense related to patient service revenue as a reduction of patient service revenue (net of contractual allowances and discounts) on the statement of income for entities that do not assess a patient's ability to pay prior to rendering services. Further, it was determined, net presentation of bad debt expense in revenue would only apply to bad debts that are related to patient service revenue, to entities that provide services prior to assessing a patient's ability to pay, or to entities that recognize revenue prior to deciding that collection is reasonably assured. In addition, the final consensus requires health care entities to disclose information about the activity in the allowance for doubtful accounts, such as recoveries and write-offs, by using a mixture of qualitative and quantitative data. It will also require disclosure of our policies for (i) assessing the timing and amount of uncollectible revenue recognized as bad debt expense; and (ii) assessing collectability in the timing and amount of revenue (net of contractual allowances and discounts). The final consensus will be applied retrospectively effective for interim and annual periods beginning after December 15, 2011. We are evaluating the impact of the final consensus, but believe, if this standard is applicable, the final result will be an equivalent reduction in patient service revenue and cost of services (exclusive of facility rent and depreciation and amortization) for no net impact on the statement of income.

Adoption of New Accounting Pronouncements

In June 2011, the FASB revised the manner in which companies present comprehensive income in their financial statements. The new guidance removed the current option to report other comprehensive income and its components in the statement of changes in equity and instead required presenting in one continuous statement of comprehensive income or two separate but consecutive statements. This revision is effective for our interim and annual periods beginning after December 13, 2011. We adopted this guidance in the fourth quarter of 2011. See Statement of Comprehensive Income in the Financial Statements.

In December 2010, the FASB amended its standards on performing step two of a goodwill impairment analysis. The amendment does not prescribe a specific method of calculating the carrying value of a reporting unit in the performance of step one of the goodwill impairment test and requires entities with a zero or negative carrying value to assess, considering qualitative factors such as those listed in Accounting Standards Codification (ASC) 350-20-35-30 *Intangibles - Goodwill and Other,* whether it is more likely than not that a goodwill impairment exists. If an entity concludes that it is more likely than not that a goodwill impairment exists, the entity must perform step two of the goodwill impairment test. For public entities, these amendments are effective for impairment tests performed during entities' fiscal years that begin after December 15, 2010. We adopted this amendment during our goodwill impairment analysis in the fourth quarter of the current year. The adoption of this amendment did not have a material effect on our financial statements.

In November 2010, the FASB provided clarification regarding pro forma revenue and earnings disclosure requirements for business combinations. These amendments specify that if a public entity presents comparative financial statements, the entity should disclose only revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period. The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period on or after December 15, 2010. We adopted these amendments on January 1, 2011, noting they did not have a material impact on our financial statements.

In August 2010, the FASB clarified that health care entities should not net insurance recoveries against related claim liability. Such entities should determine the claim liability without considering insurance recoveries. Further, it was determined a cumulative-effect adjustment should be recognized in opening retained earnings in the period of adoption if a difference exists between any liabilities and insurance receivables recorded as a result of applying these amendments. These amendments were effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2010. We adopted this guidance during the quarter ended March 31, 2011 with no material effect. See further discussion in Note 2 to the Consolidated Financial Statements under "Self-Insurance."

Results of Operations

The following table sets forth details of our revenue, expenses and earnings as a percentage of total revenue for the periods indicated:

	Year Ended December 31,		
	2011	2010	2009
Revenue	100.0%	100.0%	100.0%
Expenses:			
Cost of services (exclusive of facility rent and depreciation and amortization shown separately below)	79.2	79.5	80.1
Facility rent - cost of services	1.8	2.2	2.7
General and administrative expense	3.9	4.0	3.8
Depreciation and amortization	3.1	2.6	2.5
Total expenses	88.0	88.3	89.1
Income from operations	12.0	11.7	10.9
Other income (expense):			
Interest expense	(1.8)	(1.4)	(1.1)
Interest income	—	—	0.1
Other expense, net	(1.8)	(1.4)	(1.0)
Income before provision for income taxes	10.2	10.3	9.9
Provision for income taxes	3.9	4.1	3.9
Net income	6.3%	6.2%	6.0%

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

	Years Ended December 31, 2011	Years Ended December 31, 2010	Change	% Change
	(Dollars in thousands)			
Total Facility Results:				
Revenue	$ 758,277	$ 649,532	$ 108,745	16.7 %
Number of facilities at period end	102	82	20	24.4 %
Actual patient days	3,124,724	2,706,543	418,181	15.5 %
Occupancy percentage — Operational beds	79.2%	79.9%		(0.7)%
Skilled mix by nursing days	25.5%	25.0%		0.5 %
Skilled mix by nursing revenue	51.3%	49.1%		2.2 %

	Years Ended December 31, 2011	Years Ended December 31, 2010	Change	% Change
	(Dollars in thousands)			
Same Facility Results(1):				
Revenue	$ 555,894	$ 522,048	$ 33,846	6.5 %
Number of facilities at period end	60	60	—	— %
Actual patient days	2,090,370	2,091,188	(818)	— %
Occupancy percentage — Operational beds	82.7%	82.5%		0.2 %
Skilled mix by nursing days	29.0%	27.9%		1.1 %
Skilled mix by nursing revenue	55.5%	52.9%		2.6 %

	Years Ended December 31, 2011	Years Ended December 31, 2010	Change	% Change
	(Dollars in thousands)			
Transitioning Facility Results(2):				
Revenue	$ 111,561	$ 101,424	$ 10,137	10.0%
Number of facilities at period end	17	17	—	—%
Actual patient days	511,784	510,243	1,541	0.3%
Occupancy percentage — Operational beds	71.4%	71.2%		0.2%
Skilled mix by nursing days	17.0%	14.5%		2.5%
Skilled mix by nursing revenue	38.4%	32.8%		5.6%

	Years Ended December 31, 2011	Years Ended December 31, 2010	Change	% Change
	(Dollars in thousands)			
Recently Acquired Facility Results(3):				
Revenue	$ 90,822	$ 26,060	$ 64,762	NM
Number of facilities at period end	25	5	20	NM
Actual patient days	522,570	105,112	417,458	NM
Occupancy percentage — Operational beds	74.7%	75.8%		(1.1)%
Skilled mix by nursing days	15.3%	15.2%		0.1 %
Skilled mix by nursing revenue	35.8%	32.0%		3.8 %

(1) Same Facility results represent all facilities purchased prior to January 1, 2008.

(2) Transitioning Facility results represents all facilities purchased from January 1, 2008 to December 31, 2009.

(3) Recently Acquired Facility (or "Acquisitions") results represent all facilities purchased on or subsequent to January 1, 2010.

Revenue. Revenue increased $108.8 million, or 16.7%, to $758.3 million for the year ended December 31, 2011 compared to $649.5 million for the year ended December 31, 2010. Of the $108.8 million increase, Medicare and managed care revenue increased $63.0 million, or 20.7%, Medicaid revenue increased $18.0 million, or 6.9%, private and other revenue increased $25.0 million, or 36.5% and other skilled revenue increased $2.7 million, or 15.5%. Approximately $64.8 million of the total revenue increase was due to revenue generated by Recently Acquired Facilities. Since January 1, 2010, the Company has acquired 25 facilities, four home health and two hospice operations in eight states.

Revenue generated by Same Facilities increased $33.8 million, or 6.5%, for the year ended December 31, 2011 as compared to the year ended December 31, 2010. This increase was primarily due to an increase in skilled mix by nursing days of 1.1%, to 29.0%, which was the result of an increase in Medicare patient days at Same Facilities of 6.3%. In addition, Medicare revenue per patient day increased by 7.5% during the year ended December 31, 2011 as compared to the year ended December 31, 2010 due to higher acuity and rate increases during the first three quarters of the year. The revenue increase at Same Facilities occurred despite a minor decrease in patient days, due primarily to significant renovations at four facilities which temporarily removed operational beds from service that were completed in the fourth quarter of 2011.

The following table reflects the change in the skilled nursing average daily revenue rates by payor source, excluding services that are not covered by the daily rate:

	Years Ended December 31,								
	Same Facility		Transitioning		Acquisitions		Total		%
	2011	2010	2011	2010	2011	2010	2011	2010	Change
Skilled Nursing Average Daily Revenue Rates:									
Medicare	$ 620.10	$ 573.50	$ 522.46	$ 465.03	$ 489.19	$ 434.48	$ 595.30	$ 553.61	7.5 %
Managed care	365.94	346.66	424.97	412.45	392.56	363.74	372.41	351.11	6.1 %
Other skilled	565.58	546.35	545.72	550.00	570.60	625.23	564.60	548.94	2.9 %
Total skilled revenue	521.81	483.18	493.67	453.47	480.28	437.16	515.90	478.92	7.7 %
Medicaid	168.04	163.96	159.90	154.38	154.32	165.67	165.11	162.00	1.9 %
Private and other payors	188.83	184.32	173.90	172.54	160.23	166.24	179.42	180.72	(0.7)%
Total skilled nursing	$ 272.87	$ 255.36	$ 218.55	$ 200.22	$ 205.95	$ 206.88	$ 256.34	$ 243.26	5.4 %

Medicare daily rates increased by 7.5%, due to rate increases during the first three quarters of the year and increased acuity levels throughout the year. The above results include the impact of the implementation of RUGS IV on revenue reimbursement and related concurrent therapy changes included in MDS 3.0. In addition, the 2011 results include the impact of the CMS imposed 11.1% reduction in Medicare skilled nursing PPS payments and therapy changes, which were implemented on October 1, 2011. The average Medicaid rate increased 1.9% for the year ended December 31, 2011 relative to the same period in the prior year, primarily due to increases in rates in several states and increased acuity in case mix states where rates were cut, partially offset by decreases in other states. In addition, we have experienced continued growth in our managed care rates as we have and will continue to enhance our relationships with these organizations to appropriately service resident needs in their respective communities.

Historically, we have generally experienced lower occupancy rates, lower skilled mix and quality mix at Recently Acquired Facilities and therefore, we anticipate generally lower overall occupancy during years of growth. In the future, if we acquire additional facilities into our overall portfolio, we expect this trend to continue. Accordingly, we anticipate our overall occupancy will vary from quarter to quarter based upon the maturity of the facilities within our portfolio.

Payor Sources as a Percentage of Skilled Nursing Services. We use both our skilled mix and quality mix as measures of the quality of reimbursements we receive at our skilled nursing facilities over various periods. The following tables set forth our percentage of skilled nursing patient revenue and days by payor source:

	Years Ended December 31,							
	Same Facility		Transitioning		Acquisitions		Total	
	2011	2010	2011	2010	2011	2010	2011	2010
Percentage of Skilled Nursing Revenue:								
Medicare	37.3%	34.6%	27.3%	26.2%	31.4%	24.0%	35.3%	33.0%
Managed care	14.5	14.8	10.0	6.6	3.3	4.5	12.9	13.2
Other skilled	3.7	3.5	1.1	—	1.1	3.5	3.1	2.9
Skilled mix	55.5	52.9	38.4	32.8	35.8	32.0	51.3	49.1
Private and other payors	7.0	7.9	10.9	11.9	21.3	14.0	8.8	8.7
Quality mix	62.5	60.8	49.3	44.7	57.1	46.0	60.1	57.8
Medicaid	37.5	39.2	50.7	55.3	42.9	54.0	39.9	42.2
Total skilled nursing	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

	Years Ended December 31,							
	Same Facility		Transitioning		Acquisitions		Total	
	2011	2010	2011	2010	2011	2010	2011	2010
Percentage of Skilled Nursing Days:								
Medicare	16.4%	15.4%	11.4%	11.3%	13.2%	11.4%	15.2%	14.5%
Managed care	10.8	10.9	5.1	3.2	1.7	2.6	8.9	9.2
Other skilled	1.8	1.6	0.5	—	0.4	1.2	1.4	1.3
Skilled mix	29.0	27.9	17.0	14.5	15.3	15.2	25.5	25.0
Private and other payors	10.2	11.0	13.7	13.8	27.4	17.4	12.6	11.7
Quality mix	39.2	38.9	30.7	28.3	42.7	32.6	38.1	36.7
Medicaid	60.8	61.1	69.3	71.7	57.3	67.4	61.9	63.3
Total skilled nursing	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Cost of Services (exclusive of facility rent and depreciation and amortization shown separately). Cost of services increased $84.1 million, or 16.3%, to $600.8 million for the year ended December 31, 2011 compared to $516.7 million for the year ended December 31, 2010. Of the $84.1 million increase, Same Facilities increased $26.3 million, or 6.4% and Recently Acquired Facilities increased $51.0 million. The $26.3 million increase in Same Facility cost of services was primarily due to a $8.1 million increase in salaries and benefits, a $7.9 million increase in ancillary expenses and a $2.9 million increase in insurance costs. The increase in salaries and benefits was primarily due to increases in nursing wages and benefits due to increased services provided at Same Facilities. The increase in ancillary expenses was primarily due to increased therapy wages. The increase in insurance was primarily due to increased general and professional liability costs. Cost of services decreased as a percent of total revenue to 79.2% for the year ended December 31, 2011 as compared to 79.5% for the year ended December 31, 2010.

Facility Rent — Cost of Services. Facility rent — cost of services decreased $0.8 million, or 5.2%, to $13.7 million for the year ended December 31, 2011 compared to $14.5 million for the year ended December 31, 2010. Facility rent-cost of services decreased as a percent of total revenue to 1.8% for the year ended December 31, 2011 as compared to 2.2% for the year ended December 31, 2010. The decrease in facility rent is due to our purchase of the underlying assets of five of our skilled nursing facilities in California, Utah and Idaho, which we previously operated under long-term lease agreements, partially offset by normal annual increases in rent at leased facilities.

General and Administrative Expense. General and administrative expense increased $3.7 million, or 14.1%, to $29.8 million for the year ended December 31, 2011 compared to $26.1 million for the year ended December 31, 2010. General and administrative expenses decreased as a percent of total revenue to 3.9% for the year ended December 31, 2011 as compared to 4.0% for the year ended December 31, 2010. The $3.7 million increase was primarily due to increases in wages and benefits due to our growth and improved financial performance and increased legal fees associated with the ongoing investigation into the billing and reimbursement processes of some of our subsidiaries being conducted by the Department of Justice (DOJ).

Depreciation and Amortization. Depreciation and amortization expense increased $6.7 million, or 40.0%, to $23.3 million for the year ended December 31, 2011 compared to $16.6 million for the year ended December 31, 2010. Depreciation and amortization expense increased as a percent of total revenue to 3.1% for the year ended December 31, 2011 as compared to 2.6% for the year ended December 31, 2010. This increase was primarily related to the additional depreciation of $3.4 million at Recently Acquired Facilities, as well as increases of $2.2 million and $1.1 million at Same and Transitioning Facilities, respectively, due to recent renovations and the purchase of the underlying asset of five of our skilled nursing facilities which we previously operated under a long-term lease agreement. Of the $3.4 million increase at Recently Acquired Facilities, $1.0 million represented amortization expense of patient base intangible assets which are amortized over four to twelve months.

Other Income (Expense). Other expense, net increased $4.6 million, or 52.4%, to $13.5 million for the year ended December 31, 2011 compared to $8.9 million for the year ended December 31, 2010. Other expense, net increased as a percent of total revenue to 1.8% for the year ended December 31, 2011 as compared to 1.4% for the year ended December 31, 2010. This increase was primarily the result of increased interest expense due to the additional capacity of the new Senior Credit Facility with a five-bank lending consortium arranged by SunTrust and Wells Fargo (the Facility) and a one-time exit fee and related extinguishment fees of $2.5 million upon prepaying the Six Project Note (described below) and exiting our revolving credit facility. See further discussion of the Facility in Liquidity and Capital Resources section below. In addition, the increase in interest expense was a result of the additional $35.0 million in long term debt added with the promissory notes with RBS Asset Finance, Inc. (RBS Loan) on December 31, 2010.

Provision for Income Taxes. Provision for income taxes increased $3.2 million, or 12.3%, to $29.5 million for the year ended December 31, 2011 compared to $26.3 million for the year ended December 31, 2010. This increase resulted from the increase in income before income taxes of $10.4 million, or 15.6%. Our effective tax rate was 38.2% for the year ended December 31, 2011 as compared to 39.3% for the year ended December 31, 2010.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

	Years Ended December 31, 2010	2009	Change	% Change
	(Dollars in thousands)			
Total Facility Results:				
Revenue	$ 649,532	$ 542,002	$ 107,530	19.8 %
Number of facilities at period end	82	77	5	6.5 %
Actual patient days	2,706,543	2,353,087	353,456	15.0 %
Occupancy percentage - Operational beds	79.9%	79.4%		0.5 %
Skilled mix by nursing days	25.0%	24.6%		0.4 %
Skilled mix by nursing revenue	49.1%	48.2%		0.9 %

	Years Ended December 31, 2010	2009	Change	% Change
	(Dollars in thousands)			
Same Facility Results(1):				
Revenue	$ 497,274	$ 468,032	$ 29,242	6.2 %
Number of facilities at period end(1)	56	56	—	— %
Actual patient days	1,971,860	1,980,008	(8,148)	(0.4)%
Occupancy percentage - Operational beds	83.1%	81.7%		1.4 %
Skilled mix by nursing days	28.6%	26.6%		2.0 %
Skilled mix by nursing revenue	53.5%	50.6%		2.9 %

	Years Ended December 31, 2010	2009	Change	% Change
	(Dollars in thousands)			
Transitioning Facility Results(2) :				
Revenue	$ 35,830	$ 33,305	$ 2,525	7.6 %
Number of facilities at period end	6	6	—	— %
Actual patient days	167,245	162,250	4,995	3.1 %
Occupancy percentage - Operational beds	71.9%	69.8%		2.1 %
Skilled mix by nursing days	19.1%	18.1%		1.0 %
Skilled mix by nursing revenue	41.5%	41.2%		0.3 %

	Years Ended December 31, 2010	2009	Change	% Change
	(Dollars in thousands)			
Recently Acquired Facility Results(3):				
Revenue	$ 116,428	$ 40,665	$ 75,763	NM
Number of facilities at period end	20	15	5	NM
Actual patient days	567,438	210,829	356,609	NM
Occupancy percentage - Operational beds	72.5%	68.1%		4.4 %
Skilled mix by nursing days	13.8%	11.2%		2.6 %
Skilled mix by nursing revenue	31.5%	25.2%		6.3 %

(1) Same Facility results represent all facilities purchased prior to January 1, 2007. Same Facility results for 2009 include the results of operations through September 30, 2009 of our assisted living facility in Arizona where we decided not to exercise our renewal option on the lease which expired on September 30, 2009. The non-renewal of this lease reduced the number of actual patient days by 21,984 during the year ended December 31, 2010.

(2) Transitioning Facility results represents all facilities purchased from January 1, 2007 to December 31, 2008.

(3) Recently Acquired Facility (or "Acquisitions") results represent all facilities purchased on or subsequent to January 1, 2009. Recently Acquired Facilities also includes the operations of our one home health and hospice operation for the year ended December 31, 2010.

Revenue. Revenue increased $107.5 million, or 19.8%, to $649.5 million for the year ended December 31, 2010 compared to $542.0 million for the year ended December 31, 2009. Of the $107.5 million increase, Medicare and managed care revenue increased $55.8 million, or 22.5%, Medicaid revenue increased $40.5 million, or 18.5%, other skilled revenue increased $5.2 million, or 41.9%, and private and other revenue increased $6.2 million, or 9.9%. Approximately $75.8 million of the total revenue increase was due to revenue generated by Recently Acquired Facilities. Since January 1, 2009, the Company has acquired twenty facilities and one home health and hospice operation in six states.

Revenue generated by Same Facilities increased $29.2 million, or 6.2%, for the year ended December 31, 2010 as compared to the year ended December 31, 2009. This increase was primarily due to an increase in occupancy of 1.4% to 83.1% and skilled mix of 2.9%, to 53.5%, which was the result of an 8.2% increase in skilled mix days combined with higher acuity levels and rates. Same Facility revenue in 2009 included approximately $1.4 million in revenue from our assisted living facility in Arizona where the lease expired on September 30, 2009 due to our decision not to exercise our renewal option on the lease. The reduction in the number of actual patient days relates to the non-renewal of this lease. Excluding the impact of the non-renewal of this lease, patient days increased by 13,826, or 0.7%.

The following table reflects the change in the skilled nursing average daily revenue rates by payor source, excluding services that are not covered by the daily rate:

	Years Ended December 31,								
	Same Facility		Transitioning		Acquisitions		Total		
	2010	2009	2010	2009	2010	2009	2010	2009	% Change
Skilled Nursing Average Daily Revenue Rates:									
Medicare	$ 577.63	$ 547.06	$ 488.63	$ 471.51	$ 456.48	$ 456.84	$ 553.61	$ 536.74	3.1 %
Managed care	345.36	337.99	395.10	418.52	399.98	405.22	351.11	342.32	2.6 %
Other skilled	546.35	592.57	—	—	624.07	—	548.94	592.57	(7.4) %
Total skilled revenue	484.67	465.12	452.74	456.75	448.69	448.21	478.92	464.00	3.2 %
Medicaid	165.10	161.36	150.22	144.87	155.75	160.38	162.00	160.11	1.2 %
Private and other payors	189.78	182.69	150.86	141.28	172.33	189.20	180.72	178.12	1.5 %
Total skilled nursing revenue	$ 258.89	$ 244.39	$ 208.04	$ 200.50	$ 199.07	$ 198.74	$ 243.26	$ 237.18	2.6 %

Same Facility Medicare daily rates increased by 5.6%, due to increased acuity levels and rates. The 2010 results only incorporate one quarter of the impact of the implementation of RUGS IV on both revenue reimbursement and related cost structure changes included in MDS 3.0 and concurrent therapy.

Historically, we have generally experienced lower occupancy rates, lower skilled mix and quality mix at Recently Acquired Facilities and therefore, we anticipate generally lower overall occupancy during years of growth. Accordingly, the overall average Medicare daily rate increased by 3.1% in the year ended December 31, 2010 as compared to the year ended December 31, 2009 as a result of the impact of lower acuity levels at Transitioning and Recently Acquired Facilities. The average Medicaid rate increased 1.2% in the year ended December 31, 2010 relative to the same period in the prior year, primarily due to increases in rates in acuity based reimbursement states. In addition, we have experienced continued growth in our managed care rates as we have and will continue to enhance our relationships with these organizations to appropriately service resident needs in their respective communities.

Payor Sources as a Percentage of Skilled Nursing Services. We use both our skilled mix and quality mix as measures of the quality of reimbursements we receive at our skilled nursing facilities over various periods. The following tables set forth our percentage of skilled nursing patient revenue and days by payor source:

	Years Ended December 31,							
	Same Facility		Transitioning		Acquisitions		Total	
	2010	2009	2010	2009	2010	2009	2010	2009
Percentage of Skilled Nursing Revenue:								
Medicare	34.9%	33.0%	27.6%	30.7%	25.7%	21.4%	33.0	32.0%
Managed care	14.9	14.8	13.9	10.5	5.1	3.8	13.2	13.7
Other skilled	3.7	2.8	—	—	0.7	—	2.9	2.5
Skilled mix	53.5	50.6	41.5	41.2	31.5	25.2	49.1	48.2
Private and other payors	7.4	8.1	15.4	16.0	12.4	20.5	8.7	9.5
Quality mix	60.9	58.7	56.9	57.2	43.9	45.7	57.8	57.7
Medicaid	39.2	41.3	43.1	42.8	56.1	54.3	42.2	42.3
Total skilled nursing	100.1%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

	Years Ended December 31,							
	Same Facility		Transitioning		Acquisitions		Total	
	2010	2009	2010	2009	2010	2009	2010	2009
Percentage of Skilled Nursing Days:								
Medicare	15.6%	14.7%	11.7%	13.1%	11.1%	9.3%	14.5%	14.1%
Managed care	11.2	10.7	7.3	5.0	2.5	1.9	9.2	9.5
Other skilled	1.8	1.2	—	—	0.2	—	1.3	1.0
Skilled mix	28.6	26.6	19.0	18.1	13.8	11.2	25.0	24.6
Private and other payors	10.1	10.9	21.3	22.7	15.6	21.5	11.7	12.7
Quality mix	38.7	37.5	40.3	40.8	29.4	32.7	36.7	37.3
Medicaid	61.3	62.5	59.7	59.2	70.6	67.3	63.3	62.7
Total skilled nursing	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Cost of Services (exclusive of facility rent and depreciation and amortization shown separately). Cost of services increased $82.4 million, or 19.0%, to $516.7 million for the year ended December 31, 2010 compared to $434.3 million for the year ended December 31, 2009. Cost of services decreased as a percent of total revenue to 79.5% for the year ended December 31, 2010 as compared to 80.1% for the year ended December 31, 2009. Of the $82.4 million increase, Same Facilities increased $18.9 million, or 5.1% and Recently Acquired Facilities increased $62.2 million. The $18.9 million increase in Same Facility cost of services was primarily due to a $9.4 million increase in salaries and benefits and a $5.5 million increase in ancillary expenses, partially offset by a decrease in insurance costs of $0.9 million. The increase in salaries and benefits was primarily due to increases in nursing wages and benefits and the increase in ancillary expenses was primarily due to increased therapy wages. The decrease in insurance was primarily due to decreased medical and dental healthcare benefits due to a decrease in current and projected claims.

Facility Rent - Cost of Services. Facility rent - cost of services decreased $0.2 million, or 1.5%, to $14.5 million for the year ended December 31, 2010 compared to $14.7 million for the year ended December 31, 2009. Facility rent-cost of services as a percent of total revenue was 2.2% for the year ended December 31, 2010 as compared to 2.7% for the year ended December 31, 2009.

General and Administrative Expense. General and administrative expense increased $5.3 million, or 25.7%, to $26.1 million for the year ended December 31, 2010 compared to $20.8 million for the year ended December 31, 2009. General and administrative expense increased as a percent of total revenue to 4.0% for the year ended December 31, 2010 as compared to 3.8% for the year ended December 31, 2009. The $5.3 million increase was primarily due to increases in wages and benefits due to our growth and improved financial performance.

Depreciation and Amortization. Depreciation and amortization expense increased $3.3 million, or 25.3%, to $16.6 million for the year ended December 31, 2010 compared to $13.3 million for the year ended December 31, 2009. Depreciation and amortization expense increased as a percent of total revenue to 2.6% for the year ended December 31, 2010 as compared to 2.5% for the year ended December 31, 2009. This increase was primarily related to the additional depreciation of $2.2 million at Recently Acquired Facilities, as well as an increase of $1.1 million at Same Facilities due to recent renovations. Of the $2.2 million increase at Recently Acquired Facilities, $0.5 million represented amortization expense of patient base intangible assets which are amortized over four to eight months.

Other Income (Expense). Other expense, net increased $3.5 million, or 64.0%, to $8.9 million for the year ended December 31, 2010 compared to $5.4 million for the year ended December 31, 2009. Other expense, net increased as a percent of total revenue to 1.4% for the year ended December 31, 2010 as compared to 1.0% for the year ended December 31, 2009. This increase was primarily the result of interest expense on the additional $40.0 million added to the Amended Term Loan in November 2009.

Provision for Income Taxes. Provision for income taxes increased $5.3 million, or 24.8%, to $26.3 million for the year ended December 31, 2010 compared to $21.0 million for the year ended December 31, 2009. This increase resulted from the increase in income before income taxes of $13.3 million, or 24.8%. Our effective tax rate was 39.3% for the years ended December 31, 2010 and 2009.

Liquidity and Capital Resources

Our primary sources of liquidity have historically been derived from our cash flow from operations, proceeds from our IPO, long term debt secured by our real property and our revolving credit facilities.

Since 2004, we have financed the majority of our facility acquisitions primarily through leveraging mortgages on existing facilities, cash generated from operations or proceeds from the IPO. Cash paid for business acquisitions was $106.7 million, $21.1 million and $61.3 million for the years ended December 31, 2011, 2010 and 2009, respectively. Cash paid for asset acquisitions was $23.4 million for the year ended December 31, 2011. There were no asset acquisitions executed in 2010 or 2009. Where we enter into a facility lease agreement, we typically do not pay any material amount to the prior facility operator, nor do we acquire any assets or assume any liabilities, other than our rights and obligations under the new lease and operations transfer agreement, as part of the transaction. Leases are included in the contractual obligations section below. Total capital expenditures for property and equipment were $40.8 million, $28.8 million, and $21.9 million for the years ended December 31, 2011, 2010 and 2009, respectively. We currently have $33.0 million budgeted for capital expenditure projects in 2012.

We believe our current cash balances, our cash flow from operations and the $75.0 million revolving credit facility portion of our senior credit facility with a five-bank lending consortium arranged by SunTrust and Wells Fargo (the Facility) will be sufficient to cover our operating needs for at least the next 12 months. We may in the future seek to raise additional capital to fund growth, capital renovations, operations and other business activities, but such additional capital may not be available on acceptable terms, on a timely basis, or at all.

Our cash and cash equivalents as of December 31, 2011 consisted of bank term deposits, money market funds and treasury bill related investments. In addition, as of December 31, 2011, we held debt security investments of approximately $16.5 million, of which $10.1 million are AAA rated and backed by the Federal Deposit Insurance Corporation (FDIC) under the Temporary Liquidity Guarantee Program upon maturity. The remaining $6.4 million debt security investments are AA rated. Our market risk exposure is interest income sensitivity, which is affected by changes in the general level of U.S. interest rates. The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive from our investments without significantly increasing risk. Due to the low risk profile of our investment portfolio, an immediate 10% change in interest rates would not have a material effect on the fair market value of our portfolio. Accordingly, we would not expect our operating results or cash flows to be affected to any significant degree by the effect of a sudden change in market interest rates on our securities portfolio.

The following table presents selected data from our consolidated statement of cash flows for the periods presented:

	Year Ended December 31,		
	2011	2010	2009
		(In thousands)	
Net cash provided by operating activities	$ 72,687	$ 60,501	$ 46,271
Net cash used in investing activities	(156,052)	(57,186)	(80,469)
Net cash provided by financing activities	40,861	29,918	31,727
Net increase (decrease) in cash and cash equivalents	(42,504)	33,233	(2,471)
Cash and cash equivalents at beginning of period	72,088	38,855	41,326
Cash and cash equivalents at end of period	29,584	72,088	38,855

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Net cash provided by operations for the year ended December 31, 2011 was $72.7 million compared to $60.5 million for the year ended December 31, 2010, an increase of $12.2 million. This increase was primarily due to our improved operating results, which contributed $85.3 million in 2011 after adding back depreciation and amortization, deferred income taxes, provision for doubtful accounts, stock-based compensation, impairment charges, excess tax benefits from share based compensation and loss on disposition of property and equipment (non-cash charges), as compared to $64.7 million for 2010, an increase of $20.6 million. This increase was partially offset by an increase in outstanding accounts receivable of $11.7 million.

Net cash used in investing activities for the year ended December 31, 2011 was $156.1 million compared to $57.2 million for the year ended December 31, 2010, an increase of $98.9 million. The increase was primarily the result of $156.7 million in cash paid for business acquisitions, asset acquisitions and purchased property and equipment in the year ended December 31, 2011 compared to $56.7 million in the year ended December 31, 2010, an increase of $100.0 million.

Net cash provided by financing activities for the year ended December 31, 2011 was $40.9 million as compared to $29.9 million for the year ended December 31, 2010, an increase of $11.0 million. This increase was primarily the result of the receipt of proceeds from the issuance of debt of $90.0 million during the year ended December 31, 2011, as compared to $35.0 million in 2010, an increase of $55.0 million. This increase was partially offset by the repayment of the Six Project Loan portion of the Amended Term Loan and other long term debt principal repayments of $46.3 million as compared to $2.1 million during the year ended December 31, 2010, an increase of $44.2 million.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Net cash provided by operations for the year ended December 31, 2010 was $60.5 million compared to $46.3 million for the year ended December 31, 2009, an increase of $ 14.2 million. This increase was primarily due to our improved operating results, which contributed $64.7 million in 2010 after adding back depreciation and amortization, deferred income taxes, provision for doubtful accounts, stock-based compensation, impairment charges, excess tax benefits from share based compensation and loss on disposition of property and equipment (non-cash charges), as compared to $52.2 million for 2009, an increase of $12.5 million.

Net cash used in investing activities for the year ended December 31, 2010 was $57.2 million compared to $80.5 million for the year ended December 31, 2009, a decrease of $23.3 million. The decrease was primarily the result of $56.7 million in cash paid for business acquisitions and purchased property and equipment in the year ended December 31, 2010 compared to $80.7 million in the year ended December 31, 2009, a decrease of $24.0 million.

Net cash provided by financing activities for the year ended December 31, 2010 was $29.9 million as compared to $31.7 million for the year ended December 31, 2009, a decrease of $1.8 million. This decrease was primarily the result of the receipt of proceeds from the issuance of debt of $35.0 million during the year ended December 31, 2010, as compared to $40.0 million in 2009, a decrease of $5.0 million. This decrease was partially offset by a reduction in payments of principal on capital lease obligations of $3.0 million due to our 2009 purchase of one facility which we previously operated under a capital lease which did not recur in 2010. Further, this decrease was partially offset by increases in dividends paid of $0.4 million and payments of long term debt of $0.9 million during the year ended December 31, 2010 as compared to the year ended December 31, 2009.

Principal Debt Obligations and Capital Expenditures

Total long-term debt obligations outstanding as of December 31, 2008, 2009, 2010 and 2011 were as follows:

	December 31,			
	2008	2009	2010	2011
	(in thousands)			
Senior Credit Facility	$ —	$ —	$ —	$ 88,125
Ten Project Note	54,102	53,200	52,229	51,185
Six Project Loan	—	39,970	39,495	—
Mortgage Loan and Promissory Notes	6,449	15,064	49,744	48,560
Bond payable	—	1,232	1,038	—
Total	$ 60,551	$ 109,466	$ 142,506	$ 187,870

The following table represents the Company's cumulative facility growth from 2008 to the present:

	December 31,			
	2008	2009	2010	2011
Cumulative number of facilities	63	77	82	102

Senior Credit Facility with Five-Bank Lending Consortium Arranged by SunTrust and Wells Fargo

On July 15, 2011, we entered into the Facility in an aggregate principal amount of up to $150.0 million comprised of a $75.0 million revolving credit facility and a $75.0 million term loan advanced in one drawing on July 15, 2011. Borrowings under the term loan portion of the Facility will amortize in equal quarterly installments commencing on September 30, 2011, in an aggregate annual amount equal to 5.0% per annum of the original principal amount, with the remaining principal balance to be due and payable in full on July 15, 2016. Borrowings under the revolving credit facility portion of the Facility shall be due and payable in full on July 15, 2016. Interest rates per annum applicable to the Facility will be, at our option of, (i) LIBOR *plus* an initial margin of 2.5% or (ii) the Base Rate (as defined by the plan) *plus* an initial margin of 1.5%. Under the terms of the Facility, the applicable margin adjusts based on our leverage ratio as set forth in further detail in the Facility agreement. In connection with the Facility, we incurred financing costs of approximately $2.5 million. Further, we incurred a one-time charge of $2.5 million in termination and early extinguishment fees in connection with exiting the Six Project Loan (described below) which was recognized in the third quarter of 2011. In addition, we have a commitment fee on the unused portion of the revolving credit facility that ranges from 0.3% to 0.5% based on our leverage ratio for the applicable four-quarter period. Amounts borrowed pursuant to the Facility are guaranteed by certain of our wholly-owned subsidiaries and secured by substantially all of our personal property. To reduce the risk related to interest rate fluctuations, we, on behalf of the subsidiaries, entered into an interest rate swap agreement to effectively fix the interest rate on the term loan portion of the Facility. See further details of the interest rate swap at Note 4 in Notes to Consolidated Financial Statements, *Fair Value Measurements*.

Among other things, under the Facility, we must maintain compliance with specified financial covenants measured on a quarterly basis, including a maximum net leverage ratio, minimum interest coverage ratio and minimum asset coverage ratio. The loan documents also include certain additional reporting, affirmative and negative covenants including limitations on the incurrence of additional indebtedness, liens, investments in other businesses, dividends declared in excess of 20% of consolidated net income, stock repurchases and capital expenditures. As of December 31, 2011, we were in compliance with all loan covenants.

Proceeds of the term loan portion of the Facility and any initial borrowings under the revolver portion of the Facility shall be used to refinance the Six Project Note with General Electric Capital Corporation (GECC) and the Revolver (both defined below), and shall continue to be used to fund facility acquisitions and other general working capital requirements.

Term Loan with General Electric Capital Corporation

On December 29, 2006, a number of our independent real estate holding subsidiaries jointly entered into the Third Amended and Restated Loan Agreement, with GECC, which consists of an approximately $55.7 million multiple-advance term loan, further referred to as the Ten Project Note. The Ten Project Note matures in June 2016, and is currently secured by the real and personal property comprising the ten facilities owned by these subsidiaries. The Ten Project Note was funded in advances, with each advance bearing interest at a separate rate. The interest rates range from 6.95% to 7.50% per annum.

Under the Ten Project Note, we are subject to standard reporting requirements and other typical covenants for a loan of this type. Effective October 1, 2006 and continuing each calendar quarter thereafter, we are subject to restrictive financial covenants, including average occupancy, Debt Service (as defined in the agreement) and Project Yield (as defined in the agreement). As of December 31, 2011, we were in compliance with all loan covenants.

On November 6, 2009, we finalized the Fourth Amended and Restated Loan Agreement (Amended Term Loan) with GECC which increased the borrowing capacity of the loan by $40.0 million, further referred to as the Six Project Loan. The Six Project Loan was set to mature on September 30, 2014 and was secured by real and personal property comprising the six facilities. On July 15, 2011, the Six Project Loan was paid in full with funds received from the Facility, described above.

Revolving Credit Facility with General Electric Capital Corporation

On February 21, 2008, we amended our existing Revolver by extending the term to 2013, increasing the available credit thereunder up to the lesser of $50.0 million or 85% of the eligible accounts receivable. The Revolver was replaced by the $75.0 million revolving credit facility portion of the Facility described above.

Promissory Notes with RBS Asset Finance, Inc.

On December 31, 2010, four of our real estate holding subsidiaries as Borrowers executed a promissory note in favor of RBS Asset Finance, Inc. (RBS) as Lender for an aggregate of $35.0 million (RBS Loan). The RBS Loan was secured by Commercial Deeds of Trust, Security Agreements, Assignment of Leases and Rents and Fixture Fillings on the four properties owned by the four Borrowers, and other related instruments and agreements, including without limitation a promissory note and a Company guaranty. The RBS Loan bears interest at a fixed rate of 6.04%. Amounts borrowed under the RBS Loan may be prepaid starting after the second anniversary of the note subject to certain prepayment fees. The term of the RBS Loan is for seven years, with monthly principal and interest payments commencing on February 1, 2011 and the balance due on January 1, 2018.

Among other things, under the RBS Loan, we must maintain compliance with specified financial covenants measured on a quarterly basis, including a minimum debt service coverage ratio, an average occupancy rate and a minimum project yield . The Loan Documents also include certain additional affirmative and negative covenants, including limitations on the disposition of the Borrowers and the collateral. As of December 31, 2011, we were in compliance with all loan covenants.

As of December 31, 2011, our subsidiaries had $34.1 million outstanding on the RBS Loan.

Promissory Notes with Johnson Land Enterprises, Inc.

On October 1, 2009, four of our subsidiaries entered into four separate promissory notes with Johnson Land Enterprises, LLC, for an aggregate of $10.0 million, as a part of our acquisition of three skilled nursing facilities in Utah. The unpaid balance of principal and accrued interest from these notes is due on September 30, 2019. The notes bear interest at a rate of 6.0% per annum. As of December 31, 2011, our subsidiaries had $9.5 million outstanding on the Promissory Notes.

Mortgage Loan with Continental Wingate Associates, Inc.

Ensign Southland LLC, a subsidiary of The Ensign Group, Inc., entered into a mortgage loan on January 30, 2001 with Continental Wingate Associates, Inc. The mortgage loan is insured with the U.S. Department of Housing and Development, or HUD, which subjects our Southland facility to HUD oversight and periodic inspections. As of December 31, 2011, the balance outstanding on this mortgage loan was approximately $5.9 million. The unpaid balance of principal and accrued interest from this mortgage loan is due on February 1, 2027. The mortgage loan bears interest at the rate of 7.5% per annum.

This mortgage loan is secured by the real property comprising the Southland Care Center facility and the rents, issues and profits thereof, as well as all personal property used in the operation of the facility.

Contractual Obligations, Commitments and Contingencies

Our principal contractual obligations and commitments as of December 31, 2011 were as follows:

	2012	2013	2014	2015	2016	Thereafter	Other	Total
				(In thousands)				
Operating lease obligations	$ 13,298	$ 13,506	$ 13,422	$ 13,333	$ 13,320	$ 62,993	$ —	$129,872
Long-term debt obligations	6,314	6,521	6,713	6,919	106,175	56,172	—	188,814
Interest payments on long-term debt	9,831	9,506	9,147	8,780	5,895	5,095	—	48,254
FIN 48 obligations, including interest and penalties	—	—	—	—	—	—	2	2
Total	$ 29,443	$ 29,533	$ 29,282	$ 29,032	$125,390	$124,260	$ 2	$366,942

Not included in the table above are our actuarially determined self-insured general and professional malpractice liability, worker's compensation and medical (including prescription drugs) and dental healthcare obligations which are broken out between current and long-term liabilities in our financial statements included in this annual report.

We lease certain facilities and our Service Center office under operating leases, most of which have initial lease terms ranging from five to 20 years. Most of these leases contain options to renew or extend the lease term, some of which involve rent increases. We also lease equipment under operating leases, the majority of which have initial terms ranging from three to five years. Total rent expense, inclusive of straight-line rent adjustments, was $14.2 million, $14.9 million and $15.2 million for the years ended December 31, 2011, 2010 and 2009, respectively.

In March 2007, we learned that the United States Attorney for the Central District of California (DOJ) had commenced an investigation of certain of our facilities and had issued an authorized investigative demand to our bank seeking information pertaining to a total of 18 of our facilities. The DOJ also subsequently served a subpoena on our independent external auditors in 2007, and in 2008 served search warrants and subpoenas on our Service Center and six of our Southern California skilled nursing facilities, seeking specific patient files and other information. Subsequent subpoenas issued to us covered additional documentation from the six facilities as well as eight of the other facilities. Based upon the issuance of the subpoenas and execution of the search warrants, we concluded that the government had undertaken parallel criminal and civil investigations. We pledged full cooperation to, and have been cooperating fully with, the government.

In September 2010 our board of directors appointed a special committee consisting solely of independent directors to advance discussions with the DOJ regarding its investigation. The special committee retained independent counsel, and counsel has retained third party consultants, to facilitate its work. The Company and the special committee have continued cooperating with the DOJ, working to provide information necessary to aid the DOJ's investigation and move the matter toward resolution.

In December 2011, independent counsel for our special committee received confirmation that the DOJ has closed its criminal investigation, although as a matter of course the DOJ reserves the right to reopen such inquiries if new facts come to light. In January 2012, the DOJ also indicated that the government would be seeking certain additional information in furtherance of the remaining investigation, and that it would formalize its request for that information in a new subpoena. In January 2012, the Office of the Inspector General of the United States Department of Health & Human Services (HHS) served the new subpoena, seeking specific patient records and documents from 2007 to 2011 from the six Southern California skilled nursing facilities that have been the subject of previous requests. HHS also issued a subpoena to our independent external auditors requesting an update to the information requested in the 2007 subpoena to them, and a subpoena to our independent internal auditors requesting similar information. We are in the process of gathering and producing the records requested of us, and discussions between government representatives and counsel for the special committee are ongoing.

We intend to continue cooperating with the government's representatives to move the matter toward resolution. In addition, we continue to make improvements to our compliance programs and systems. We cannot predict or provide any assurance as to the possible outcome of the investigations or any possible related proceedings, or as to the possible outcome of any litigation, nor can we estimate the possible loss or range of loss that may result from any such proceedings and, therefore, we have not recorded any related accruals. If any litigation were to proceed, and we are subjected to, alleged to be liable for, or agree to a settlement of, claims or obligations under federal Medicare statutes, the federal False Claims Act, or similar state and federal statutes and related regulations, our business, financial condition and results of operations could be materially and adversely affected and our stock price could decline.

From time to time our systems and controls highlight potential compliance issues, which we investigate as they arise. In the fourth quarter of 2011 we initiated an internal inquiry into possible recordkeeping and related irregularities at one skilled nursing facility, which were detected by our internal compliance team in the course of its ongoing reviews.

We concluded the inquiry in the first quarter of 2012, having identified potential deficiencies in the assessment of and recordkeeping for a small subset of the facility's patients. We also identified and, at the conclusion of the investigation assisted the facility in implementing, targeted improvements in the facility's assessment and recordkeeping practices to make them consistent with the existing standards and policies applicable to our skilled nursing facilities in these areas. The issues detected appear to be isolated to the one facility, and to one department within that facility. We continue to monitor the measures the facility has implemented for effectiveness, and will perform follow-up reviews to ensure compliance.

Consistent with healthcare industry accounting practices, we record any charge for refunded payments against revenue in the period in which the claim adjustment becomes known. In the present matter, although the events leading to the actual and estimated overpayments covered multiple reporting periods, an allocation of the revenue adjustment to the prior periods would not have resulted in a material impact to revenue in any prior period. Therefore, during the quarter ended December 31, 2011, we accrued a revenue adjustment of approximately $0.5 million for the actual and estimated overpayments described above, with a resulting impact to net income of approximately $0.2 million in the quarter. We intend to remit the accrued amount to its Medicare Fiscal Intermediary in the first quarter of 2012.

See additional description of our contingencies in Notes 13, 15 and 17 in Notes to Consolidated Financial Statements.

Inflation

We have historically derived a substantial portion of our revenue from the Medicare program. We also derive revenue from state Medicaid and similar reimbursement programs. Payments under these programs generally provide for reimbursement levels that are adjusted for inflation annually based upon the state's fiscal year for the Medicaid programs and in each October for the Medicare program. These adjustments may not continue in the future, and even if received, such adjustments may not reflect the actual increase in our costs for providing healthcare services.

Labor and supply expenses make up a substantial portion of our cost of services. Those expenses can be subject to increase in periods of rising inflation and when labor shortages occur in the marketplace. To date, we have generally been able to implement cost control measures or obtain increases in reimbursement sufficient to offset increases in these expenses. We may not be successful in offsetting future cost increases.

Off-Balance Sheet and Other Arrangements

As of December 31, 2011 and 2010, we had approximately $2.5 million and $2.4 million of borrowing capacity on the Revolver pledged as collateral to secure outstanding letters of credit, respectively.

Item 7A. ***Quantitative and Qualitative Disclosures About Market Risk***

Interest Rate Risk. We are exposed to interest rate changes in connection with the revolving credit facility portion of the Facility, which is available but is not regularly used to maintain liquidity and fund capital expenditures and operations. Our interest rate risk management objective is to balance the impact of interest rate changes on earnings and cash flows and maintain a lower interest rate. To achieve this objective, we have historically borrowed primarily at fixed rates, although the revolving credit facility portion of the Facility is available and could be used for short-term borrowing purposes. As of December 31, 2011, we had outstanding borrowings under the revolving credit facility portion of the Facility of $15.0 million.

The Facility agreement exposes us to variability in interest payments due to changes in LIBOR interest rates. We entered into an interest rate swap agreement to reduce risk from volatility in the income statement on the term loan portion of the Facility. The swap agreement, with a notional amount of $75.0 million, amortizing concurrently with the related term loan portion of the Facility, is five years in length and set to mature on July 15, 2016. Under the terms of this agreement, the net effect of the hedges was to record swap interest expense at a fixed rate of approximately 4.3%.

Our cash and cash equivalents as of December 31, 2011 consisted of bank term deposits, money market funds and treasury bill related investments. In addition, as of December 31, 2011, we held debt security investments of approximately $16.5 million, of which $10.1 million are AAA rated and backed by the FDIC under the Temporary Liquidity Guarantee Program upon maturity. The remaining $6.4 million debt security investments are AA rated. Our market risk exposure is interest income sensitivity, which is affected by changes in the general level of U.S. interest rates. The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive from our investments without significantly increasing risk. Due to the low risk profile of our investment portfolio, an immediate 10% change in interest rates would not have a material effect on the fair market value of our portfolio. Accordingly, we would not expect our operating results or cash flows to be affected to any significant degree by the effect of a sudden change in market interest rates on our securities portfolio.

The above only incorporates those exposures that exist as of December 31, 2011, and does not consider those exposures or positions which could arise after that date. If we diversify our investment portfolio into securities and other investment alternatives, we may face increased risk and exposures as a result of interest risk and the securities markets in general.

Item 8. *Financial Statements and Supplementary Data*

Quarterly Financial Data (Unaudited)

The following table presents our unaudited quarterly consolidated results of operations for each of the eight quarters in the two year period ended December 31, 2011. The unaudited quarterly consolidated information has been derived from our unaudited quarterly financial statements on Forms 10-Q, which were prepared on the same basis as our audited consolidated financial statements. You should read the following table presenting our quarterly consolidated results of operations in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this Annual Report on Form 10-K. The operating results for any quarter are not necessarily indicative of the operating results for any future period.

	Dec. 31, 2011	Sept. 30, 2011	June 30, 2011	Mar. 31, 2011	Dec. 31, 2010	Sept. 30, 2010	June 30, 2010	Mar. 31, 2010
	(In thousands, except per share data)							
Revenue	$ 192,662	$ 196,346	$ 186,326	$ 182,943	$ 172,757	$ 164,653	$ 157,948	$ 154,174
Cost of services (exclusive of facility rent and depreciation and amortization)	156,287	155,725	145,637	143,155	136,217	131,460	125,808	123,183
Total expenses	173,712	172,430	162,208	159,231	151,473	146,064	139,854	136,487
Income from operations	18,950	23,916	24,118	23,712	21,284	18,589	18,094	17,687
Net income	$ 10,355	$ 11,598	$ 12,976	$ 12,746	$ 11,672	$ 9,887	$ 9,619	$ 9,348
Net income per share:								
Basic	$ 0.49	$ 0.55	$ 0.62	$ 0.61	$ 0.56	$ 0.48	$ 0.46	$ 0.45
Diluted	$ 0.48	$ 0.54	$ 0.60	$ 0.59	$ 0.55	$ 0.47	$ 0.46	$ 0.44
Weighted average common shares outstanding:								
Basic	21,109	20,995	20,909	20,854	20,791	20,756	20,741	20,686
Diluted	21,621	21,570	21,579	21,516	21,275	21,147	21,126	21,074

The additional information required by this Item 8 is incorporated herein by reference to the financial statements set forth in Item 15 of this report, *Exhibits, Financial Statement and Schedules*.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosures*

None.

Item 9A. *Controls and Procedures*

(a) Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that information we are required to disclose in reports that we file or submit under the Securities Exchange Act of 1934, as amended (Exchange Act) is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. In designing and evaluating our disclosure controls and procedures, our management recognized that any system of controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, as ours are designed to do, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

In connection with the preparation of this Annual Report on Form 10-K our management evaluated, with the participation of our Chief Executive Officer and our Chief Financial Officer, the effectiveness of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Exchange Act, and to ensure that information required to be disclosed is accumulated and communicated to our management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of the end of the period covered by this Annual Report on Form 10-K.

(b) Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) promulgated under the Exchange Act. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control - Integrated Framework.* Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of the end of the period covered by this Annual Report on Form 10-K.

Our independent registered public accounting firm, Deloitte & Touche LLP, has audited the consolidated financial statements included in this annual report on Form 10-K and, as part of their audit, has issued an audit report, included herein, on the effectiveness of our internal control over financial reporting. Their report is set forth below.

(c) Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting, as defined in Rule 13a-15(f) promulgated under the Exchange Act, that occurred during the fourth quarter of fiscal 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

(d) Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
The Ensign Group, Inc.
Mission Viejo, California

We have audited the internal control over financial reporting of The Ensign Group, Inc. and subsidiaries (the "Company") as of December 31, 2011, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2011 of the Company and our report dated February 15, 2012 expressed an unqualified opinion on those financial statements and the financial statement schedule.

/s/ DELOITTE & TOUCHE LLP

Costa Mesa, California
February 15, 2012

Item 9B. ***Other Information***

None.

PART III.

Item 10. ***Directors, Executive Officers and Corporate Governance***

There is incorporated herein by reference the information required by this Item in our definitive proxy statement for the 2012 Annual Meeting of Stockholders that will be filed with the SEC no later than 120 days after the close of the fiscal year ended December 31, 2011.

Item 11. ***Executive Compensation***

There is incorporated herein by reference the information required by this Item in our definitive proxy statement for the 2012 Annual Meeting of Stockholders that will be filed with the SEC no later than 120 days after the close of the fiscal year ended December 31, 2011.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

There is incorporated herein by reference the information required by this Item in our definitive proxy statement for the 2012 Annual Meeting of Stockholders that will be filed with the SEC no later than 120 days after the close of the fiscal year ended December 31, 2011.

Item 13. ***Certain Relationships and Related Transactions and Director Independence***

There is incorporated herein by reference the information required by this Item in our definitive proxy statement for the 2012 Annual Meeting of Stockholders that will be filed with the SEC no later than 120 days after the close of the fiscal year ended December 31, 2011.

Item 14. ***Principal Accountant Fees and Services***

There is incorporated herein by reference the information required by this Item in our definitive proxy statement for the 2012 Annual Meeting of Stockholders that will be filed with the SEC no later than 120 days after the close of the fiscal year ended December 31, 2011.

PART IV.

Item 15. ***Exhibits, Financial Statements and Schedules***

The following documents are filed as a part of this report:

(a) (1) *Financial Statements:*

The Financial Statements are included in Item 8 and are filed as part of this report.

(2) *Financial Statement Schedule:*

Schedule II: Valuation and Qualifying Accounts

(a) (3) *Exhibits:* An "Exhibit Index" has been filed as a part of this Annual Report on Form 10-K and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 15, 2012

The Ensign Group, Inc.

By: /s/ Christopher R. Christensen
Christopher R. Christensen
Chief Executive Officer and President

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Signature	Title	Date
/s/ CHRISTOPHER R. CHRISTENSEN Christopher R. Christensen	Chief Executive Officer, President and Director (principal executive officer)	February 15, 2012
/s/ SUZANNE D. SNAPPER Suzanne D. Snapper	Chief Financial Officer (principal financial and accounting officer)	February 15, 2012
/s/ ROY E. CHRISTENSEN Roy E. Christensen	Chairman of the Board	February 15, 2012
/s/ ANTOINETTE T. HUBENETTE Antoinette T. Hubenette	Director	February 15, 2012
/s/ VAN R. JOHNSON Van R. Johnson	Director	February 15, 2012
/s/ THOMAS A. MALOOF Thomas A. Maloof	Director	February 15, 2012
/s/ JOHN G. NACKEL John G. Nackel	Director	February 15, 2012

THE ENSIGN GROUP, INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
AND FINANCIAL STATEMENT SCHEDULES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
The Ensign Group, Inc.
Mission Viejo, California

We have audited the accompanying consolidated balance sheets of The Ensign Group, Inc. and subsidiaries (the "Company") as of December 31, 2011 and 2010, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2011. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Ensign Group, Inc. and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2011, based on the criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 15, 2012 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

Costa Mesa, California
February 15, 2012

THE ENSIGN GROUP, INC.
CONSOLIDATED BALANCE SHEETS

	December 31, 2011	December 31, 2010
	(In thousands, except par values)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 29,584	$ 72,088
Accounts receivable - net of allowance for doubtful accounts of $12,782 and $9,793 at December 31, 2011 and 2010, respectively	86,311	69,437
Prepaid income taxes	5,882	1,333
Prepaid expenses and other current assets	7,667	7,175
Deferred tax asset - current	11,195	9,975
Total current assets	140,639	160,008
Property and equipment, net	403,862	262,527
Insurance subsidiary deposits and investments	16,752	16,358
Escrow deposits	175	14,422
Deferred tax asset	3,514	4,987
Restricted and other assets	10,418	6,509
Intangible assets, net	2,321	4,070
Goodwill	17,177	10,339
Other indefinite-lived intangibles	1,481	672
Total assets	$ 596,339	$ 479,892
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 21,169	$ 17,897
Accrued wages and related liabilities	41,958	37,377
Accrued self-insurance liabilities - current	12,369	11,480
Other accrued liabilities	18,577	13,557
Current maturities of long-term debt	6,314	3,055
Total current liabilities	100,387	83,366
Long-term debt - less current maturities	181,556	139,451
Accrued self-insurance liabilities - less current portion	31,904	25,920
Fair value of interest rate swap	2,143	—
Deferred rent and other long-term liabilities	2,864	2,952
Commitments and contingencies (Notes 13, 15 and 17)		
Stockholders' equity:		
Common stock; $0.001 par value; 75,000 shares authorized; 21,575 and 21,179 shares issued and outstanding at December 31, 2011, respectively, and 21,397 and 20,815 shares issued and outstanding at December 31, 2010, respectively.	22	21
Additional paid-in capital	77,257	70,814
Retained earnings	204,073	161,168
Common stock in treasury, at cost, 396 and 582 shares at December 31, 2011 and 2010, respectively	(2,559)	(3,800)
Accumulated other comprehensive loss	(1,308)	—
Total stockholders' equity	277,485	228,203
Total liabilities and stockholders' equity	$ 596,339	$ 479,892

See accompanying notes to consolidated financial statements.

THE ENSIGN GROUP, INC.
CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,		
	2011	2010	2009
	(In thousands, except per share data)		
Revenue	$ 758,277	$ 649,532	$ 542,002
Expense:			
Cost of services (exclusive of facility rent and depreciation and amortization shown separately below)	600,804	516,668	434,318
Facility rent - cost of services	13,725	14,478	14,703
General and administrative expense	29,766	26,099	20,767
Depreciation and amortization	23,286	16,633	13,276
Total expenses	667,581	573,878	483,064
Income from operations	90,696	75,654	58,938
Other income (expense):			
Interest expense	(13,778)	(9,123)	(5,691)
Interest income	249	248	279
Other expense, net	(13,529)	(8,875)	(5,412)
Income before provision for income taxes	77,167	66,779	53,526
Provision for income taxes	29,492	26,253	21,040
Net income	$ 47,675	$ 40,526	$ 32,486
Net income per share:			
Basic	$ 2.27	$ 1.95	$ 1.58
Diluted	$ 2.21	$ 1.92	$ 1.55
Weighted average common shares outstanding:			
Basic	20,967	20,744	20,603
Diluted	21,583	21,159	20,925

See accompanying notes to consolidated financial statements.

THE ENSIGN GROUP, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended December 31,		
	2011	2010	2009
		(In thousands)	
Net income	$ 47,675	$ 40,526	$ 32,486
Other comprehensive loss, net of tax:			
Net unrealized loss on interest rate swap, net of tax of $835, $0 and $0 for the years ended December 31, 2011, 2010 and 2009, respectively.	(1,308)	—	—
Comprehensive income	$ 46,367	$ 40,526	$ 32,486

See accompanying notes to consolidated financial statements.

THE ENSIGN GROUP, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid-In Capital	Retained Earnings	Treasury Stock		Accumulated Other Comprehensive Loss	Total
	Shares	Amount			Shares	Amount		
	(In thousands)							
Balance - January 1, 2009	20,564	$ 21	$ 64,110	$ 96,237	672	$ (4,347)	—	$156,021
Issuance of common stock to employees and directors resulting from the exercise of stock options and grant of stock awards	78	—	253	—	(34)	210	—	463
Dividends declared	—	—	—	(3,813)	—	—	—	(3,813)
Employee stock award compensation	—	—	2,330	—	—	—	—	2,330
Excess tax benefit from exercise of stock options	—	—	72	—	—	—	—	72
Net income	—	—	—	32,486	—	—	—	32,486
Balance - December 31, 2009	20,642	21	66,765	124,910	638	(4,137)	—	187,559
Issuance of common stock to employees and directors resulting from the exercise of stock options and grant of stock awards	173	—	626	—	(56)	337	—	963
Dividends declared	—	—	—	(4,268)	—	—	—	(4,268)
Employee stock award compensation	—	—	2,904	—	—	—	—	2,904
Excess tax benefit from exercise of stock options	—	—	519	—	—	—	—	519
Net income	—	—	—	40,526	—	—	—	40,526
Balance - December 31, 2010	20,815	21	70,814	161,168	582	(3,800)	—	228,203
Issuance of common stock to employees and directors resulting from the exercise of stock options and grant of stock awards	344	1	1,607	—	(186)	1,241	—	2,849
Issuance of restricted stock to employees	20	—	—	—	—	—	—	—
Dividends declared	—	—	—	(4,770)	—	—	—	(4,770)
Employee stock award compensation	—	—	3,356	—	—	—	—	3,356
Excess tax benefit from exercise of stock options	—	—	1,480	—	—	—	—	1,480
Net income	—	—	—	47,675	—	—	—	47,675
Accumulated other comprehensive loss	—	—	—	—	—	—	(1,308)	(1,308)
Balance - December 31, 2011	21,179	$ 22	$ 77,257	$ 204,073	396	$ (2,559)	(1,308)	$277,485

See accompanying notes to consolidated financial statements.

THE ENSIGN GROUP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2011	2010	2009
	(In thousands)		
Cash flows from operating activities:			
Net income	$ 47,675	$ 40,526	$ 32,486
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	23,286	16,633	13,276
Goodwill impairment (Note 9)	—	185	—
Amortization of deferred financing fees	717	644	278
Deferred income taxes	1,090	(2,574)	(711)
Provision for doubtful accounts	7,921	6,312	4,556
Stock-based compensation	3,356	2,904	2,330
Excess tax benefit from share based compensation	(1,480)	(519)	(72)
Impairment of software development costs	—	188	—
Loss on extinguishment of debt	2,542	—	—
Loss on disposition of property and equipment	190	403	71
Change in operating assets and liabilities			
Accounts receivable	(24,795)	(13,143)	(17,974)
Prepaid income taxes	(4,549)	(91)	(1,242)
Prepaid expenses and other current assets	(491)	(677)	(1,806)
Insurance subsidiary deposits and investments	(394)	(2,548)	(2,065)
Accounts payable	2,701	(310)	2,816
Accrued wages and related liabilities	4,581	8,621	3,367
Other accrued liabilities	6,367	(1,440)	4,439
Accrued self-insurance liabilities	4,059	5,230	5,852
Deferred rent liability	(89)	157	670
Net cash provided by operating activities	72,687	60,501	46,271
Cash flows from investing activities:			
Purchase of property and equipment	(40,773)	(28,722)	(21,877)
Cash payment for business acquisitions	(106,747)	(21,100)	(61,301)
Cash payment for asset acquisitions	(23,385)	—	—
Escrow deposits for acquisitions	(175)	(14,422)	(7,595)
Escrow deposits used to fund business acquisitions	14,422	7,595	10,090
Cash proceeds from the sale of fixed assets	766	112	103
Restricted and other assets	(160)	(649)	111
Net cash used in investing activities	(156,052)	(57,186)	(80,469)
Cash flows from financing activities:			
Proceeds from issuance of debt	90,000	35,000	40,000
Payments on long term debt	(46,259)	(2,082)	(1,161)
Issuance of treasury stock upon exercise of options	1,241	337	210
Issuance of common stock upon exercise of options	1,607	626	254
Dividends paid	(4,637)	(4,149)	(3,707)
Principal payments under capital lease obligation	—	—	(2,971)
Excess tax benefit from share based compensation	1,480	519	72
Payments of deferred financing costs	(2,571)	(333)	(970)
Net cash provided by financing activities	40,861	29,918	31,727
Net increase (decrease) in cash and cash equivalents	(42,504)	33,233	(2,471)
Cash and cash equivalents beginning of year	72,088	38,855	41,326
Cash and cash equivalents end of year	$ 29,584	$ 72,088	$ 38,855

THE ENSIGN GROUP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

	Year Ended December 31,		
	2011	2010	2009
		(In thousands)	
Supplemental disclosures of cash flow information:			
Cash paid during the period for:			
Interest	$ 13,871	$ 9,136	$ 5,278
Income taxes	$ 31,602	$ 28,540	$ 24,976
Non-cash investing and financing activities:			
Capital lease obligation	$ —	$ —	$ 197
Accrued capital expenditures	$ 571	$ 2,819	$ —
Fair value of interest rate swap charged to other comprehensive income	$ (1,308)	$ —	$ —
In conjunction with acquisitions:			
Fair value of assets acquired	106,747	21,100	71,346
Less: debt assumed in connection with acquisitions	—	—	(10,045)
Cash paid for acquisitions	$ 106,747	$ 21,100	$ 61,301

See accompanying notes to consolidated financial statements.

(Dollars and shares in thousands, except per share data)

1. Description of Business

The Company - The Ensign Group, Inc., through its subsidiaries (collectively, Ensign or the Company), provides skilled nursing and rehabilitative care services through the operation of 102 facilities, four home health and three hospice operations as of December 31, 2011, located in Arizona, California, Colorado, Idaho, Iowa, Nebraska, Nevada, Texas, Utah and Washington. The Company's facilities, each of which strives to be the facility of choice in the community it serves, provide a broad spectrum of skilled nursing, assisted living, home health and hospice services, including physical, occupational and speech therapies, and other rehabilitative and healthcare services, for both long-term residents and short-stay rehabilitation patients. The Company recently entered into a joint venture to develop and operate urgent care facilities and related businesses. These walk-in clinics will offer daily access to healthcare for minor injuries and illnesses, including x-ray and lab services, all from convenient neighborhood locations with no appointments. The Company's facilities have a collective capacity of approximately 11,700 operational skilled nursing, assisted living and independent living beds. As of December 31, 2011, the Company owned 77 of its 102 facilities and operated an additional 25 facilities through long-term lease arrangements, and had options to purchase five of those 25 facilities.

The Ensign Group, Inc. is a holding company with no direct operating assets, employees or revenue. All of the Company's facilities are operated by separate, wholly-owned, independent subsidiaries, each of which has its own management, employees and assets. One of the Company's wholly-owned subsidiaries, referred to as the Service Center, provides centralized accounting, payroll, human resources, information technology, legal, risk management and other centralized services to the other operating subsidiaries through contractual relationships with such subsidiaries. The Company also has a wholly-owned captive insurance subsidiary (the Captive) that provides some claims-made coverage to the Company's operating subsidiaries for general and professional liability, as well as coverage for certain workers' compensation insurance liabilities.

Like the Company's facilities, the Service Center and the Captive are operated by separate, wholly-owned, independent subsidiaries that have their own management, employees and assets. References herein to the consolidated "Company" and "its" assets and activities and similar verbiage in this annual report is not meant to imply that The Ensign Group, Inc. has direct operating assets, employees or revenue, or that any of the facilities, the Service Center or the Captive are operated by the same entity.

2. Summary of Significant Accounting Policies

Basis of Presentation — The accompanying consolidated financial statements (Financial Statements) have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The Company is the sole member or shareholder of various consolidated limited liability companies and corporations; each established to operate various acquired skilled nursing facilities, assisted living facilities, home health and hospice care services. All intercompany transactions and balances have been eliminated in consolidation.

Estimates and Assumptions — The preparation of Financial Statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. The most significant estimates in the Company's Financial Statements relate to revenue, allowance for doubtful accounts, intangible assets and goodwill, impairment of long-lived assets, general and professional liability, worker's compensation, and healthcare claims included in accrued self-insurance liabilities, interest rate swaps, and income taxes. Actual results could differ from those estimates.

Business Segments — The Company has a single reportable segment — long-term care services, which includes the operation of skilled nursing and assisted living facilities, home health, hospice, and related ancillary services. The Company's single reportable segment is made up of several individual operating segments grouped together principally based on their geographical locations within the United States. Based on the similar economic and other characteristics of each of the operating segments, management believes the Company meets the criteria for aggregating its operating segments into a single reportable segment.

Fair Value of Financial Instruments — The Company's financial instruments consist principally of cash and cash equivalents, debt security investments, interest rate swap agreements, accounts receivable, insurance subsidiary deposits, accounts payable and borrowings. The Company believes all of the financial instruments' recorded values approximate fair values because of their nature or respective short durations. The Company's fixed-rate debt instruments do not actively trade in an established market. The fair values of this debt are estimated by discounting the principal and interest payments at rates available to the Company for debt with similar terms and maturities. See further discussion of debt security investments below.

Revenue Recognition — The Company recognizes revenue when the following four conditions have been met: (i) there is persuasive evidence that an arrangement exists; (ii) delivery has occurred or service has been rendered; (iii) the price is fixed or determinable; and (iv) collection is reasonably assured. The Company's revenue is derived primarily from providing long-term healthcare services to residents and is recognized on the date services are provided at amounts billable to individual residents. For residents under reimbursement arrangements with third-party payors, including Medicaid, Medicare and private insurers, revenue is recorded based on contractually agreed-upon amounts on a per patient, daily basis.

Revenue from the Medicare and Medicaid programs accounted for 75.2%, 76.4% and 75.0% of the Company's revenue for the years ended December 31, 2011, 2010 and 2009, respectively. The Company records revenue from these governmental and managed care programs as services are performed at their expected net realizable amounts under these programs. The Company's revenue from governmental and managed care programs is subject to audit and retroactive adjustment by governmental and third-party agencies. Consistent with healthcare industry accounting practices, any changes to these governmental revenue estimates are recorded in the period the change or adjustment becomes known based on final settlement. The Company recorded retroactive adjustments that increased (decreased) revenue by $321, $(55) and $241 for the years ended December 31, 2011, 2010 and 2009, respectively. The increase in revenue from retroactive revenue adjustments in 2011 was partially offset by the item disclosed under *Other Matters* in Note 17 below. Retroactive revenue adjustments increased revenue by $721 for the year ended December 31, 2011 prior to the item disclosed in Note 17. The decrease in revenue from retroactive revenue adjustments in 2010 is attributable to the repayment of estimated overpayments received at one facility in the second quarter of 2010. Retroactive revenue adjustments increased revenue by $299 for the year ended December 31, 2010 prior to the adjustment noted above.

The Company's service specific revenue recognition policies are as follows:

Skilled Nursing Revenue

The Company's revenue is derived primarily from providing long-term healthcare services to residents and is recognized on the date services are provided at amounts billable to individual residents. For residents under reimbursement arrangements with third-party payors, including Medicaid, Medicare and private insurers, revenue is recorded based on contractually agreed-upon amounts on a per patient, daily basis. The Company records revenue from private pay patients, at the agreed upon rate, as services are performed.

Home Health and Hospice Revenue Recognition

Episodic Based Revenue — Net service revenue is typically recorded on a 60-day episode payment rate. The Company makes adjustments to revenue on completed episodes to reflect differences between estimated and actual payment amounts, an inability to obtain appropriate billing documentation or authorizations acceptable to the payor and other reasons unrelated to credit risk. The Company records an estimate for the impact of such payment adjustments based on its historical experience. In addition to revenue recognized on completed episodes, the Company also recognizes a portion of revenue associated with episodes in progress. Episodes in progress are 60-day episodes of care that begin during the reporting period, but were not completed as of the end of the period. The Company estimates this revenue on a monthly basis based upon historical trends. The primary factors underlying this estimate are the number of episodes in progress at the end of the reporting period, expected Medicare revenue per episode and the Company's estimate of the average percentage complete based on days completed of the episode of care.

Non-episodic Based Revenue — Gross revenue is recorded on an accrual basis based upon the date of service at amounts equal to our established or estimated per-visit rates, as applicable.

Hospice Revenue — Gross revenue is recorded on an accrual basis based upon the date of service at amounts equal to the estimated payment rates. The estimated payment rates are daily rates for each of the levels of care we deliver. The Company makes adjustments to revenue for an inability to obtain appropriate billing documentation or authorizations acceptable to the payor and other reasons unrelated to credit risk. The Company estimates the impact of these adjustments based on its historical experience, which primarily includes historical collection rates on Medicare claims, and records it during the period services are rendered as an estimated revenue adjustment and as a reduction to its outstanding patient accounts receivable. Additionally, as Medicare hospice revenue is subject to an inpatient cap limit and an overall payment cap, the Company monitors its provider numbers and estimates amounts due back to Medicare if a cap has been exceeded. The Company records these adjustments as a reduction to revenue and increases other accrued liabilities.

Accounts Receivable — Accounts receivable consist primarily of amounts due from Medicare and Medicaid programs, other government programs, managed care health plans and private payor sources. Estimated provisions for doubtful accounts are recorded to the extent it is probable that a portion or all of a particular account will not be collected.

In evaluating the collectability of accounts receivable, the Company considers a number of factors, including the age of the accounts, changes in collection patterns, the composition of patient accounts by payor type and the status of ongoing disputes with third-party payors. The percentages applied to the aged receivable balances are based on the Company's historical experience and time limits, if any, for managed care, Medicare, Medicaid and other payors. The Company periodically refines its estimates of the allowance for doubtful accounts based on experience with the estimation process and changes in circumstances.

Cash and Cash Equivalents — Cash and cash equivalents consist of bank term deposits, money market funds and treasury bill related investments with original maturities of three months or less at time of purchase and therefore approximate fair value. The fair value of money market funds is determined based on "Level 1" inputs, which consist of unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets. The Company places its cash and short-term investments with high credit quality financial institutions.

Insurance Subsidiary Deposits and Investments — The Company's captive insurance subsidiary cash and cash equivalents, deposits and investments are designated to support long-term insurance subsidiary liabilities and have been classified as long-term assets. Insurance subsidiary deposits and investments classified as long-term were $16,752 and $16,358 as of December 31, 2011 and 2010, respectively. The majority of these deposits and investments are currently held in two separate AAA rated and two separate AA rated debt security investments and the remainder is held in a bank account with a high credit quality financial institution.

Property and Equipment — Property and equipment are initially recorded at their historical cost. Repairs and maintenance are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the depreciable assets (ranging from three to 30 years). Leasehold improvements are amortized on a straight-line basis over the shorter of their estimated useful lives or the remaining lease term.

Impairment of Long-Lived Assets — The Company reviews the carrying value of long-lived assets that are held and used in the Company's operations for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of these assets is determined based upon expected undiscounted future net cash flows from the operations to which the assets relate, utilizing management's best estimate, appropriate assumptions, and projections at the time. If the carrying value is determined to be unrecoverable from future operating cash flows, the asset is deemed impaired and an impairment loss would be recognized to the extent the carrying value exceeded the estimated fair value of the asset. The Company estimates the fair value of assets based on the estimated future discounted cash flows of the asset. Management has evaluated its long-lived assets and has not identified any impairment during the years ended December 31, 2011, 2010 or 2009.

Intangible Assets and Goodwill — Intangible assets consist primarily of favorable lease, lease acquisition costs, patient base, trade names and other indefinite-lived intangibles. Favorable leases and lease acquisition costs are amortized over the life of the lease of the facility, typically ranging from ten to 20 years. Patient base is amortized over a period of four to twelve months, depending on the classification of the patients and the level of occupancy in a new acquisition on the acquisition date. Trade names at facilities are amortized over 30 years.

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations. Goodwill is subject to annual testing for impairment. In addition, goodwill is tested for impairment if events occur or circumstances change that would reduce the fair value of a reporting unit below its carrying amount. The Company defines reporting units as the individual facilities. The Company performs its annual test for impairment during the fourth quarter of each year. The Company had not recorded any charges to goodwill impairment prior to 2010. In 2010 the Company recorded an impairment charge on one facility of $185. The Company did not record any goodwill impairment charges during the year ended December 31, 2011.

Deferred Rent — Deferred rent represents rental expense determined on a straight-line basis over the life of the related lease, in excess of actual rent payments.

Self-Insurance — The Company is partially self-insured for general and professional liability up to a base amount per claim (the self-insured retention) with an aggregate, one time deductible above this limit. Losses beyond these amounts are insured through third-party policies with coverage limits per occurrence, per location and on an aggregate basis for the Company. For claims made after April 1, 2011, the combined self-insured retention was $500 per claim with an aggregate $1,750 deductible limit. For all facilities, except those located in Colorado, the third-party coverage above these limits was $1,000 per occurrence, $3,000 per facility, with a $10,000 blanket aggregate and an additional state-specific aggregate where required by state law. In Colorado, the third-party coverage above these limits was $1,000 per occurrence and $3,000 per facility, which is independent of the $10,000 blanket aggregate applicable to our other 97 facilities.

The self-insured retention and deductible limits for general and professional liability and worker's compensation are self-insured through the Captive, the related assets and liabilities of which are included in the accompanying Consolidated Balance Sheets. The Captive is subject to certain statutory requirements as an insurance provider. These requirements include, but are not limited to, maintaining statutory capital. The Company's policy is to accrue amounts equal to the actuarially estimated costs to settle open claims of insureds, as well as an estimate of the cost of insured claims that have been incurred but not reported. The Company develops information about the size of the ultimate claims based on historical experience, current industry information and actuarial analysis, and evaluates the estimates for claim loss exposure on a quarterly basis.

The Company's operating subsidiaries are self-insured for workers' compensation liability in California. To protect itself against loss exposure in California with this policy, the Company has purchased individual stop-loss insurance coverage that insures individual claims that exceed $500 for each claim. In Texas, the operating subsidiaries have elected non-subscriber status for workers' compensation claims and, effective February 1, 2011, the Company has purchased individual stop-loss coverage that insures individual claims that exceed $750 for each claim. The Company's operating subsidiaries in other states have third party guaranteed cost coverage. In California and Texas, the Company accrues amounts equal to the estimated costs to settle open claims, as well as an estimate of the cost of claims that have been incurred but not reported. The Company uses actuarial valuations to estimate the liability based on historical experience and industry information.

The Company provides self-insured medical (including prescription drugs) and dental healthcare benefits to the majority of its employees. The Company is fully liable for all financial and legal aspects of these benefit plans. To protect itself against loss exposure with this policy, the Company has purchased individual stop-loss insurance coverage that insures individual claims that exceed $250 for each covered person with an aggregate individual stop loss deductible of $75.

In addition, in accordance with guidance provided by the Financial Accounting Standards Board (FASB) in August 2010, the Company has recorded an asset and equal liability of $2,814 at December 31, 2011, in order to present the ultimate costs of malpractice claims and the anticipated insurance recoveries on a gross basis. Prior to fiscal year 2011, these liabilities were recorded net of anticipated insurance recoveries. See additional discussion in "Adoption of New Accounting Pronouncements" below.

The Company believes that adequate provision has been made in the Financial Statements for liabilities that may arise out of patient care, workers' compensation, healthcare benefits and related services provided to date. The amount of the Company's reserves was determined based on an estimation process that uses information obtained from both company-specific and industry data. This estimation process requires the Company to continuously monitor and evaluate the life cycle of the claims. Using data obtained from this monitoring and the Company's assumptions about emerging trends, the Company, with the assistance of an independent actuary, develops information about the size of ultimate claims based on the Company's historical experience and other available industry information. The most significant assumptions used in the estimation process include determining the trend in costs, the expected cost of claims incurred but not reported and the expected costs to settle or pay damage awards with respect to unpaid claims. The self-insured liabilities are based upon estimates, and while management believes that the estimates of loss are reasonable, the ultimate liability may be in excess of or less than the recorded amounts. Due to the inherent volatility of actuarially determined loss estimates, it is reasonably possible that the Company could experience changes in estimated losses that could be material to net income. If the Company's actual liability exceeds its estimates of loss, its future earnings, cash flows and financial condition would be adversely affected.

Income Taxes — Deferred tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at tax rates in effect when such temporary differences are expected to reverse. The Company generally expects to fully utilize its deferred tax assets; however, when necessary, the Company records a valuation allowance to reduce its net deferred tax assets to the amount that is more likely than not to be realized.

When the Company takes uncertain income tax positions that do not meet the recognition criteria, it records a liability for underpayment of income taxes and related interest and penalties, if any. In considering the need for and magnitude of a liability for such positions, the Company must consider the potential outcomes from a review of the positions by the taxing authorities.

In determining the need for a valuation allowance or the need for and magnitude of liabilities for uncertain tax positions, the Company makes certain estimates and assumptions. These estimates and assumptions are based on, among other things, knowledge of operations, markets, historical trends and likely future changes and, when appropriate, the opinions of advisors with knowledge and expertise in certain fields. Due to certain risks associated with the Company's estimates and assumptions, actual results could differ.

Stock-Based Compensation — The Company measures and recognizes compensation expense for all share-based payment awards made to employees and directors including employee stock options based on estimated fair values, ratably over the requisite service period of the award. Net income has been reduced as a result of the recognition of the fair value of all stock options and restricted stock awards issued on and subsequent to January 1, 2006, the amount of which is contingent upon the number of future grants and other variables.

Derivatives and Hedging Activities — The Company evaluates variable and fixed interest rate risk exposure on a routine basis and to the extent the Company believes that it is appropriate, it will offset its variable risk exposure by entering into interest rate swap agreements. It is the Company's policy to only utilize derivative instruments for hedging purposes (i.e. not for speculation). The Company formally designates its interest rate swap agreements as hedges and documents all relationships between hedging instruments and hedged items. The Company formally assesses effectiveness of its hedging relationships, both at the hedge inception and on an ongoing basis, then measures and records ineffectiveness. The Company would discontinue hedge accounting prospectively (i) if it is determined that the derivative is no longer effective in offsetting change in the cash flows of a hedged item, (ii) when the derivative expires or is sold, terminated or exercised, (iii) if it is no longer probable that the forecasted transaction will occur, or (iv) if management determines that designation of the derivative as a hedge instrument is no longer appropriate. The Company's derivative is recorded on the balance sheet at its fair value.

Leases and Leasehold Improvements — At the inception of each lease, the Company performs an evaluation to determine whether the lease should be classified as an operating or capital lease. The Company records rent expense for leases that contain scheduled rent increases on a straight-line basis over the term of the lease. The lease term used for straight-line rent expense is calculated from the date the Company is given control of the leased premises through the end of the lease term. The lease term used for this evaluation also provides the basis for establishing depreciable lives for buildings subject to lease and leasehold improvements, as well as the period over which the Company records straight-line rent expense.

New Accounting Pronouncements — In September 2011, the Financial Accounting Standards Board (FASB) amended its standards on testing goodwill for impairment. The new standard gives entities testing goodwill for impairment the option of performing a qualitative assessment before calculating the fair value of a reporting unit in step one of the goodwill impairment test. If entities determine, on the basis of qualitative factors, that the fair value of a reporting unit is more likely than not less than the carrying amount, the two-step impairment test would be required. Otherwise, further testing would not be needed. The Company does not believe the adoption of this amendment will have a material effect on its financial statements.

In July 2011, the FASB amended its standards on how health care entities present revenue and bad debt expense. Under the new guidance, health care entities are required to present bad debt expense related to patient service revenue as a reduction of patient service revenue (net of contractual allowances and discounts) on the statement of income for entities that do not assess a patient's ability to pay prior to rendering services. Further, it was determined, net presentation of bad debt expense in revenue would only apply to bad debts that are related to patient service revenue, to entities that provide services prior to assessing a patient's ability to pay, or to entities that recognize revenue prior to deciding that collection is reasonably assured. In addition, the final consensus requires health care entities to disclose information about the activity in the allowance for doubtful accounts, such as recoveries and write-offs, by using a mixture of qualitative and quantitative data. It will also require disclosure of the Company's policies for (i) assessing the timing and amount of uncollectible revenue recognized as bad debt expense; and (ii) assessing collectability in the timing and amount of revenue (net of contractual allowances and discounts). The final consensus will be applied retrospectively effective for interim and annual periods beginning after December 15, 2011. The Company is evaluating the impact of the final consensus, but believes, if this standard is applicable, the final result will be an equivalent reduction in patient service revenue and cost of services (exclusive of facility rent and depreciation and amortization) with no net impact on the statement of income.

Adoption of New Accounting Pronouncements — In June 2011, the FASB revised the manner in which companies present comprehensive income in their financial statements. The new guidance removed the current option to report other comprehensive income and its components in the statement of changes in equity and instead required presenting in one continuous statement of comprehensive income or two separate but consecutive statements. This revision is effective for the Company's interim and annual periods beginning after December 13, 2011. The Company adopted this guidance in the fourth quarter of 2011. See Consolidated Statement of Comprehensive Income.

In December 2010, the FASB amended its standards on performing step two of a goodwill impairment analysis. The amendment does not prescribe a specific method of calculating the carrying value of a reporting unit in the performance of step one of the goodwill impairment test and requires entities with a zero or negative carrying value to assess, considering qualitative factors such as those listed in Accounting Standards Codification (ASC) 350-20-35-30 *Intangibles - Goodwill and Other*, whether it is more likely than not that a goodwill impairment exists. If an entity concludes that it is more likely than not that a goodwill impairment exists, the entity must perform step two of the goodwill impairment test. For public entities, these amendments are effective for impairment tests performed during entities' fiscal years that begin after December 15, 2010. The Company adopted this amendment during its goodwill impairment analysis in the fourth quarter of the current year. The adoption of this amendment did not have a material effect on its financial statements.

In November 2010, the FASB provided clarification regarding pro forma revenue and earnings disclosure requirements for business combinations. These amendments specify that if a public entity presents comparative financial statements, the entity should disclose only revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year has occurred as of the beginning of the comparable prior annual reporting period. The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period on or after December 15, 2010. The Company adopted these amendments on January 1, 2011. See further discussion in Note 7 to the Consolidated Financial Statements.

In August 2010, the FASB clarified that health care entities should not net insurance recoveries against related claim liability. Such entities should determine the claim liability without considering insurance recoveries. Further, it was determined a cumulative-effect adjustment should be recognized in opening retained earnings in the period of adoption if a difference exists between any liabilities and insurance receivables recorded as a result of applying these amendments. These amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2010. The Company adopted this guidance during the quarter ended March 31, 2011 without material effect. See further discussion in Note 2 to the Consolidated Financial Statements under "Self-Insurance."

3. Computation of Net Income Per Common Share

Basic net income per share is computed by dividing net income attributable to common shares by the weighted average number of outstanding common shares for the period. The computation of diluted net income per share is similar to the computation of basic net income per share except that the denominator is increased to include contingently returnable shares and the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued.

A reconciliation of the numerator and denominator used in the calculation of basic net income per common share follows:

	Year Ended December 31,		
	2011	2010	2009
Numerator:			
Net income	$ 47,675	$ 40,526	$ 32,486
Denominator:			
Weighted average shares outstanding for basic net income per share	20,967	20,744	20,603
Basic net income per common share	$ 2.27	$ 1.95	$ 1.58

A reconciliation of the numerator and denominator used in the calculation of diluted net income per common share follows:

	Year Ended December 31,		
	2011	2010	2009
Numerator:			
Net income	$ 47,675	$ 40,526	$ 32,486
Denominator:			
Weighted average common shares outstanding	20,967	20,744	20,603
Plus: incremental shares from assumed conversions(1)	616	415	322
Adjusted weighted average common shares outstanding	21,583	21,159	20,925
Diluted net income per common share	$ 2.21	$ 1.92	$ 1.55

(1) In addition, for the years ended December 31, 2011, 2010 and 2009 the Company had 97, 635 and 869 options outstanding which are anti-dilutive, or would reduce the amount of incremental shares from assumed conversion, and are therefore not factored into the weighted average common shares amount above.

4. Fair Value Measurements

Fair value measurements are based on a three-tier hierarchy that prioritizes the inputs used to measure fair value. These tiers include: Level 1, defined as observable inputs such as quoted market prices in active markets; Level 2, defined as inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and Level 3, defined as observable inputs for which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The following table summarizes the financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2011 and 2010:

	December 31,					
	2011			2010		
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Cash and cash equivalents	$29,584	$ —	$ —	$72,088	$ —	$ —
Interest rate swap	$ —	$ 2,143	$ —	$ —	$ —	$ —

Our non-financial assets, which include, long-lived assets, including goodwill, intangible assets and property and equipment are reported at carrying value and are not required to be measured at fair value on a recurring basis. However, on a periodic basis, or whenever events or changes in circumstances indicate that their carrying value may not be recoverable, we assess our long-lived assets for impairment. When impairment has occurred, such long-lived assets are written down to fair value. See Note 2 for further discussion of our significant accounting policies.

Debt Security Investments - Held to Maturity

At December 31, 2011 and 2010, the Company had approximately $16,466 and $12,116 in debt security investments which were held to maturity and carried at amortized cost. The carrying value of the debt securities approximates fair value. The Company has the intent and ability to hold these debt securities to maturity. Further, at December 31, 2011, approximately $10,140 is held in AAA rated debt securities backed by the Federal Deposit Insurance Corporation (FDIC) under the Temporary Liquidity Guarantee Program and $6,326 is held in AA rated debt securities. These debt securities mature from June 2012 to October 2013. At December 31, 2010, $8,116 was held in AAA rated debt security investments guaranteed by the FDIC under the Temporary Liquidity Guarantee Program and the remaining $4,000 was held in AAA rated debt security investments backed by the FDIC.

Interest Rate Swap Agreement

In connection with Senior Credit Facility with a five-bank lending consortium arranged by SunTrust and Wells Fargo (the Facility), in July 2011, the Company entered into an interest rate swap agreement in accordance with Company policy to reduce risk from volatility in the income statement due to changes in the LIBOR interest rate. The swap agreement, with a notional amount of $75,000, amortizing concurrently with the related term loan portion of the Facility, was five years in length and set to mature on July 15, 2016. The interest rate swap has been designated as a cash flow hedge and, as such, changes in fair value are reported in other comprehensive income in accordance with hedge accounting. Under the terms of this swap agreement, the net effect of the hedges was to record swap interest expense at a fixed rate of approximately 4.3%, exclusive of fees. Net interest paid (received) under the swap was $471 for the year ended December 31, 2011. In addition, based on the December 31, 2011 interest rate swap valuation, the Company expects to record swap interest expense of $827 during the year ended December 31, 2012.

The Company assesses hedge effectiveness at inception and on an ongoing basis by performing a regression analysis. The regression analysis compares to the historical monthly changes in fair value of the interest rate swap to the historical monthly changes in the fair value of a hypothetically perfect interest rate swap over the trailing 30 months. The change in fair value of the hypothetical derivative is regarded as a proxy for the present value of the cumulative change in the expected future cash flows on the hedged transaction. The regression analysis serves as the Company's prospective and retrospective assessment of hedge effectiveness. Assuming the hedging relationship qualifies as highly effective, the actual swap will be recorded at fair value on the balance sheet and accumulated other comprehensive income (loss) will be adjusted to reflect the lesser of either the cumulative change in the fair value of the actual swap or the cumulative change in the fair value of the hypothetical derivative.

The interest rate swap agreement is recorded at fair value based upon valuation models which utilize relevant factors such as the contractual terms of the interest rate swap agreements, credit spreads for the contracting parties and interest rate curves. Based on this valuation method, the Company categorized the interest rate swap as Level 2 and recorded other comprehensive losses for the year ended December 31, 2011 of $2,143, net of tax of $835, or $1,308 in accumulated other comprehensive loss in stockholders' equity. As the swap was entered into in the third quarter of the current year, no comparable amount was recorded in the prior year. There are no amounts attributable to hedge ineffectiveness that were required to be recognized in earnings.

5. Revenue and Accounts Receivable

Revenue for the years ended December 31, 2011, 2010 and 2009 is summarized in the following tables:

	December 31,					
	2011		2010		2009	
	$	%	$	%	$	%
Medicaid - custodial	$ 277,736	36.6%	$ 259,711	40.0%	$ 219,188	40.4%
Medicare	272,283	35.9	219,217	33.7	174,769	32.3
Medicaid - skilled	20,290	2.7	17,573	2.7	12,449	2.3
Total Medicaid and Medicare	570,309	75.2	496,501	76.4	406,406	75.0
Managed care	94,266	12.4	84,364	13.0	72,544	13.4
Private and other payors	93,702	12.4	68,667	10.6	63,052	11.6
Revenue	$ 758,277	100.0%	$ 649,532	100.0%	$ 542,002	100.0%

Accounts receivable as of December 31, 2011 and 2010 is summarized in the following table:

	December 31,	
	2011	2010
Medicaid	$ 30,286	$ 20,712
Managed care	22,068	22,764
Medicare	28,061	22,826
Private and other payors	18,678	12,928
	99,093	79,230
Less allowance for doubtful accounts	(12,782)	(9,793)
Accounts receivable	$ 86,311	$ 69,437

6. Acquisitions

The Company's acquisition policy is generally to purchase or lease facilities to complement the Company's existing portfolio of long-term care facilities. The results of all the Company's operations are included in the accompanying Financial Statements subsequent to the date of acquisition. Acquisitions are typically paid for in cash and are accounted for using the acquisition method of accounting. Where the Company enters into facility lease agreements, the Company typically does not pay any material amount to the prior facility operator nor does the Company acquire any assets or assume any liabilities, other than rights and obligations under the lease and operations transfer agreement, as part of the transaction. Some leases include options to purchase the facilities. As a result, from time to time, the Company will acquire facilities that the Company has been operating under third-party leases.

During the year ended December 31, 2011, the Company acquired nine stand alone skilled nursing facilities, four skilled nursing facilities which also offer assisted living services, two skilled nursing facilities which also offer assisted living and independent living services, two stand alone assisted living facilities, two assisted living facilities which also offers independent living services, one stand alone independent living facility, two home health operations and one home health and hospice operation. The aggregate purchase price of the 23 business acquisitions was approximately $106,747, which was paid in cash. The Company also entered into a separate operations transfer agreement with the prior tenant as part of each transaction. The facilities acquired during the year ended December 31, 2011 are as follows:

- On January 1, 2011, the Company purchased one skilled nursing facility which also offers assisted living and independent living services and one independent living facility in Texas for approximately $14,580 which was paid in cash. This acquisition added 123 operational skilled nursing beds, 77 assisted living units, 72 independent living units and 20 independent living cottages to the Company's operations.

- On February 1, 2011, the Company purchased one skilled nursing facility in Utah, which also offers assisted living and independent living services for approximately $16,569 which was paid in cash. This acquisition added 233 operational skilled nursing beds, 48 assisted living units and 68 independent living apartments to the Company's operations.

- On March 18, 2011, the Company purchased one assisted living facility in California for $5,925, which was paid in cash. This acquisition added 125 assisted living units to the Company's operations.

- On May 15, 2011, the Company purchased a home health and hospice operation in Utah for $2,001, which was paid in cash. The acquisition did not have an impact on the Company's operational bed count. Goodwill and other indefinite lived intangible assets recognized in this transaction amounted to $1,412 and $569, respectively, and are expected to be fully deductible for tax purposes.

- On June 1, 2011, the Company purchased an assisted living facility in Nevada for $5,954, which was paid in cash. The acquisition added 100 assisted living and 52 independent living units to the Company's operations.

- On July 18, 2011, the Company acquired nine skilled nursing facilities, of which four also offer assisted living services, and a home health operation in Nebraska and Iowa for $27,649, which was paid in cash. This acquisition added 549 operational skilled nursing beds and 103 operational assisted living units. Goodwill recognized in this transaction amounted to $2,797, and is expected to be fully deductible for tax purposes.

- On August 1, 2011, the Company acquired an independent living facility which also offers assisted living services in Texas for $5,808, which was paid in cash. This acquisition added 129 independent living and 39 assisted living units to the Company's operations.

- On August 1, 2011, the Company acquired a skilled nursing facility in Texas for $5,206, which was paid in cash. This acquisition added 134 operational skilled nursing beds to the Company's operations.

- On August 1, 2011, the Company acquired a skilled nursing facility in Utah for $2,607, which was paid in cash. This acquisition added 48 operational skilled nursing beds to the Company's operations.

- On September 3, 2011, the Company entered into a management agreement to operate a home health operation in Colorado. The Company paid $240 to acquire the agreement. On November 22, 2011, the Company acquired this home health operation and terminated the management agreement. The acquisition did not have an impact on the Company's operational bed count. Other indefinite lived intangible assets recognized in this transaction amounted to $240, and is expected to be fully deductible for tax purposes.

- On October 1, 2011, the Company acquired a skilled nursing facility in California for $9,755, which was paid in cash. This acquisition increased the Company's operational skilled nursing bed capacity by 58 beds.

- On December 1, 2011, the Company acquired a skilled nursing facility in Nevada for $7,235, which was paid in cash. This acquisition increased the Company's operational skilled nursing bed capacity by 90 beds. Goodwill recognized in this transaction amounted to $2,629, and is expected to be fully deductible for tax purposes.

- On December 30, 2011, the Company acquired an assisted living facility in Arizona for $3,218, which was paid in cash. This acquisition increased the Company's operational assisted living bed capacity by 93 beds.

In addition, the Company purchased the underlying assets of five of its leased skilled nursing facilities in California, Idaho and Utah. The facilities were purchased for an aggregate purchase price of $23,381, which was paid in cash. These acquisitions did not impact the Company's operational bed count.

During the year ended December 31, 2010, the Company acquired four skilled nursing facilities, one assisted living facility and one home health and hospice operation. The aggregate purchase price of the six acquisitions was approximately $21,170, which was paid in cash. These acquisitions added a total of 650 operational beds to the Company's operations.

During the year ended December 31, 2009, the Company acquired twelve skilled nursing facilities, one skilled nursing facility which also offers independent living and hospice services, one skilled nursing facility which also offers assisted living and independent living services and one assisted living facility. The aggregate purchase price of fourteen of the fifteen acquisitions was approximately $69,721, which was primarily paid in cash. The Company acquired the remaining facility pursuant to a long-term lease arrangement between the Company and the real property owner of the facility. In this transaction, the Company assumed ownership of the skilled nursing operating business at this facility for $1,626, which was paid in cash. These acquisitions added a total of 1,777 operational beds to the Company's operations.

The Company expensed $452, $150 and $349 in acquisition related costs during the years ended December 31, 2011, 2010 and 2009, respectively.

The table below presents the allocation of the purchase price for the facilities acquired in business combinations during the years ended December 31, 2011 and 2010:

	December 31,	
	2011	2010
Land	$ 14,526	$ 3,279
Building and improvements	80,546	12,721
Equipment, furniture, and fixtures	2,840	1,063
Patient base intangible asset	1,188	343
Goodwill	6,838	3,092
Other intangible assets	809	672
	$ 106,747	$ 21,170

On February 1, 2012, the Company purchased one assisted living facility in Nevada for approximately $2,100 which was paid in cash. This acquisition added 60 operational assisted living beds to the Company's operations. The Company also entered into a separate operations transfer agreement with the prior tenant as part of this transaction. As of the date of this filing, the preliminary allocation of the purchase price was not completed as necessary valuation information was not yet available.

On February 10, 2012, the Company acquired a home health operation in Oregon for approximately $525 which was paid in cash. The acquisition did not have an impact on the Company's operational bed count. The Company also entered into a separate operations transfer agreement with the prior tenant as part of such transaction. As of the date of this filing, the preliminary allocation of the purchase price was not completed as necessary valuation information was not yet available.

7. Acquisitions — Unaudited Pro Forma Financial Information

The Company has established an acquisition strategy that is focused on identifying acquisitions within its target markets that offer the greatest opportunity for investment return at attractive prices. The facilities acquired by the Company are frequently underperforming financially and can have regulatory and clinical challenges to overcome. Financial information, especially with underperforming facilities, is often inadequate, inaccurate or unavailable. As a result, the Company has developed an acquisition assessment program that is based on existing and potential resident mix, the local available market, referral sources and operating expectations based on the Company's experience with its existing facilities. Following an acquisition, the Company implements a well-developed integration program to provide a plan for transition and generation of profits from facilities that have a history of significant operating losses. Consequently, the Company believes that prior operating results are not meaningful as the information is not representative of the Company's current operating results or indicative of the integration potential of its newly acquired facilities.

The following table represents pro forma results of consolidated operations as if the 2011 acquisitions through February 1, 2012 had occurred at the beginning of 2010, after giving effect to certain adjustments.

	December 31,	
	2011	2010
Revenue	$ 802,276	$ 745,786
Net income	46,987	39,346
Diluted net income per common share	$ 2.18	$ 1.85

Our pro forma assumptions are as follows:

- Revenues and operating costs were based on actual results from the prior operator or from regulatory filings where available. If actual results were not available, revenues and operating costs were estimated based on available partial operating results of the prior operator of the facility, or if no information was available, estimates were derived from the Company's post-acquisition operating results for that particular facility. Prior year results for the 2011 acquisitions were obtained from available financial statements provided by prior operators or available cost reports filed by the prior operators.

- Interest expense is based upon the purchase price and average cost of debt borrowed during each respective year when applicable and depreciation is calculated using the purchase price allocated to the related assets through acquisition accounting.

The foregoing pro forma information is not indicative of what the results of operations would have been if the acquisitions had actually occurred at the beginning of the periods presented, and is not intended as a projection of future results or trends. Included in the table above are revenue and earnings generated during the year ended December 31, 2011, by individually immaterial business acquisitions completed through December 31, 2011, of $49,823 and $4,383.

8. Property and Equipment

Property and equipment consists of the following:

	December 31,	
	2011	**2010**
Land	$ 67,179	$ 46,900
Buildings and improvements	297,016	179,189
Equipment	66,483	47,983
Furniture and fixtures	8,731	8,271
Leasehold improvements	28,686	24,147
Construction in progress	8,213	7,587
	476,308	314,077
Less accumulated depreciation	(72,446)	(51,550)
Property and equipment, net	$ 403,862	$ 262,527

9. Goodwill and Intangible Assets, Net

Intangible assets, net consists of the following:

		December 31,					
		2011			2010		
Intangible Assets	**Weighted Average Life (Years)**	**Gross Carrying Amount**	**Accumulated Amortization**	**Net**	**Gross Carrying Amount**	**Accumulated Amortization**	**Net**
Lease acquisition costs	15.5	$ 846	$ (604)	$ 242	$ 910	$ (592)	$ 318
Favorable lease	15.0	1,596	(319)	1,277	3,573	(482)	3,091
Patient base	0.5	1,966	(1,750)	216	778	(728)	50
Tradename	30.0	733	(147)	586	733	(122)	611
Total		$ 5,141	$ (2,820)	$ 2,321	$ 5,994	$ (1,924)	$ 4,070

Amortization expense for the years ended December 31, 2011, 2010 and 2009 was $1,329, $771, and $1,070, respectively. Of the $1,329 in amortization expense incurred during the year ended December 31, 2011, approximately $1,021 related to the amortization of patient base intangible assets at recently acquired facilities, which is typically amortized over a period of four to eight months, depending on the classification of the patients and the level of occupancy in a new acquisition on the acquisition date.

Estimated amortization expense for each of the years ending December 31 is as follows:

Year	Amount
2012	$ 402
2013	186
2014	186
2015	166
2016	146
Thereafter	1,235
	$ 2,321

Goodwill

The Company performed its annual goodwill impairment analysis during the fourth quarter of each year for each reporting unit that constitutes a business for which discrete financial information is produced and reviewed by operating segment management and provides services that are distinct from the other components of the operating segment. The Company tests for impairment by comparing the net assets of each reporting unit to their respective fair values. The Company determines the estimated fair value of each reporting unit using a discounted cash flow analysis. In the event a unit's net assets exceed its fair value, an implied fair value of goodwill must be determined by assigning the unit's fair value to each asset and liability of the unit. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. An impairment loss is measured by the difference between the goodwill carrying value and the implied fair value.

The following table represents activity in goodwill as of and for the years ended December 31, 2011 and 2010:

	Goodwill
January 1, 2010	$ 7,432
Additions	3,092
Impairments	(185)
December 31, 2010	10,339
Additions	6,838
Impairments	—
December 31, 2011	$ 17,177

10. Restricted and Other Assets

Restricted and other assets consist primarily of capital reserves and capitalized debt issuance costs. Capital reserves are maintained as part of the mortgage agreements of the Company and certain of its landlords with the U.S. Department of Housing and Urban Development. These capital reserves are restricted for capital improvements and repairs to the related facilities.

Restricted and other assets consist of the following:

	December 31, 2011	December 31, 2010
Deposits with landlords	$ 789	$ 736
Capital improvement reserves with landlords and lenders	3,585	3,477
Debt issuance costs, net	3,230	2,296
Other assets	2,814	—
Restricted and other assets	$ 10,418	$ 6,509

Included in other assets, as of December 31, 2011, are anticipated insurance recoveries related to the Company's general and professional liability claims that are recorded on a gross rather than net basis in accordance with an Accounting Standards Update issued by the FASB. Prior to fiscal year 2011, insurance claims liabilities were recorded net of anticipated recoveries.

11. Other Accrued Liabilities

Other accrued liabilities consist of the following:

	December 31, 2011	December 31, 2010
Quality assurance fee	$ 3,912	$ 1,706
Resident refunds payable	3,346	3,122
Deferred resident revenue	1,856	1,313
Cash held in trust for residents	1,648	1,523
Resident deposits	1,397	68
Dividends payable	1,283	1,152
Property taxes	2,224	1,325
Other	2,911	3,348
Other accrued liabilities	$ 18,577	$ 13,557

Quality assurance fee represents amounts payable to California, Utah, Idaho, Washington, Colorado, Iowa, and Nebraska in respect of a mandated fee based on resident days. Resident refunds payable includes amounts due to residents for overpayments and duplicate payments. Deferred resident revenue occurs when the Company receives payments in advance of services provided. Cash held in trust for residents reflects monies received from, or on behalf of, residents. Maintaining a trust account for residents is a regulatory requirement and, while the trust assets offset the liability, the Company assumes a fiduciary responsibility for these funds. The cash balance related to this liability is included in other current assets in the accompanying consolidated balance sheets.

12. Income Taxes

The provision for income taxes for the years ended December 31, 2011, 2010 and 2009 is summarized as follows:

	December 31, 2011	December 31, 2010	December 31, 2009
Current:			
Federal	$ 24,217	$ 24,277	$ 18,178
State	4,185	4,550	3,573
	28,402	28,827	21,751
Deferred:			
Federal	2,041	(2,192)	(349)
State	(951)	(382)	(362)
	1,090	(2,574)	(711)
Total	$ 29,492	$ 26,253	$ 21,040

A reconciliation of the federal statutory rate to the effective tax rate for the years ended December 31, 2011, 2010 and 2009, respectively, is comprised as follows:

	December 31, 2011	December 31, 2010	December 31, 2009
Income tax expense at statutory rate	35.0%	35.0%	35.0%
State income taxes - net of federal benefit	2.9	4.1	3.9
Non-deductible expenses	0.3	0.2	0.3
FIN 48 uncertainties	—	—	0.1
Net interest expense	—	—	—
Total income tax provision	38.2%	39.3%	39.3%

The Company's deferred tax assets and liabilities as of December 31, 2011 and 2010 are summarized as follows:

	December 31, 2011	December 31, 2010
Deferred tax assets (liabilities):		
Accrued expenses	$ 18,690	$ 15,968
Allowance for doubtful accounts	5,254	4,082
State taxes	145	533
Tax credits	1,775	1,063
Total deferred tax assets	25,864	21,646
Depreciation and amortization	(9,122)	(4,973)
Prepaid expenses	(2,033)	(1,711)
Total deferred tax liabilities	(11,155)	(6,684)
Net deferred tax assets	$ 14,709	$ 14,962

The Company had state credit carryforwards as of December 31, 2011 and 2010 of $1,775 and $1,063, respectively. These carryforwards almost entirely relate to state limitations on the application of Enterprise Zone employment-related tax credits. These Enterprise Zone credits are currently expected to carryforward indefinitely to offset future state income tax. The remainder of these carryforwards relate to credits against the Texas margin tax and is expected to carryforward until 2027.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits at December 31, 2011 and 2010 is as follows:

	December 31,		
	2011	2010	2009
Unrecognized tax benefit at January 1,	$ —	$ 4	(19)
Gross increases for tax positions taken in prior years	—	—	107
Gross decreases for tax positions taken in the current year	—	—	(59)
Reductions due to statute lapse	—	(4)	(25)
Unrecognized tax benefit at December 31,	$ —	$ —	4

As of December 31, 2011 and 2010, the Company did not have any unrecognized tax benefits, net of their state benefits, that would affect the Company's effective tax rate.

The Federal statutes of limitations on the Company's 2006 and 2007 income tax years lapsed during the third quarter of 2010 and 2011, respectively. During the fourth quarter of each year, various state statutes of limitations also lapsed. The net decreases in unrecognized tax benefits as a result of these lapses for the years ended December 31, 2011 and 2010 were $0 and $4, respectively.

The Company is not currently under examination by any major income tax jurisdiction. In 2012, the statute of limitations will lapse on the Company's 2007 and 2008 income tax years for state and Federal purposes, respectively; however, the Company does not believe this lapse will significantly impact unrecognized tax benefits for any uncertain tax positions. The Company is not aware of any other event that might significantly impact the balance of unrecognized tax benefits in the next twelve months.

The Company classifies interest and/or penalties on income tax liabilities or refunds as additional income tax expense or income. Such amounts are not material.

13. Leases

The Company leases certain facilities and its administrative offices under non-cancelable operating leases, most of which have initial lease terms ranging from five to 20 years. The Company also leases certain of its equipment under non-cancelable operating leases with initial terms ranging from three to five years. Most of these leases contain renewal options, certain of which involve rent increases. Total rent expense, inclusive of straight-line rent adjustments, was $14,185, $14,903 and $15,195 for the years ended December 31, 2011, 2010 and 2009, respectively.

Future minimum lease payments for all leases as of December 31, 2011 are as follows:

Year	Amount
2012	$ 13,298
2013	13,506
2014	13,422
2015	13,333
2016	13,320
Thereafter	62,993
	$ 129,872

Six of the Company's facilities are operated under master lease arrangements and a breach at a single facility could subject multiple facilities covered by the same master lease to the same default risk. Under a master lease, the Company may lease a large number of geographically dispersed properties through an indivisible lease. Failure to comply with Medicare and Medicaid provider requirements is a default under several of the Company's master lease agreements and debt financing instruments. In addition, other potential defaults related to an individual facility may cause a default of an entire master lease portfolio and could trigger cross-default provisions in the Company's outstanding debt arrangements and other leases. With an indivisible lease, it is difficult to restructure the composition of the portfolio or economic terms of the lease without the consent of the landlord. In addition, a number of the Company's individual facility leases are held by the same or related landlords, and some of these leases include cross-default provisions that could cause a default at one facility to trigger a technical default with respect to others, potentially subjecting certain leases and facilities to the various remedies available to the landlords under separate but cross-defaulted leases. The Company is not aware of any defaults as of December 31, 2011.

14. Self Insurance Reserves

The following table represents activity in our insurance reserves as of and for the years ended December 31, 2011 and 2010:

	General and Professional Liability	Worker's Compensation	Health	Total
Balance January 1, 2010	$ 22,279	$ 7,624	$ 2,267	$ 32,170
Current year provisions	10,737	4,281	10,700	25,718
Claims paid and direct expenses	(6,979)	(2,702)	(10,807)	(20,488)
Balance December 31, 2010	26,037	9,203	2,160	37,400
Current year provisions	13,004	4,184	13,996	31,184
Claims paid and direct expenses	(9,845)	(3,560)	(13,720)	(27,125)
Long-term insurance losses recoverable	2,814	—	—	2,814
Balance December 31, 2011	$ 32,010	$ 9,827	$ 2,436	$ 44,273

Included in long-term insurance losses recoverable as of December 31, 2011, are anticipated insurance recoveries related to the Company's general and professional liability claims that are recorded on a gross rather than net basis in accordance with an Accounting Standards Update issued by the FASB. Prior to fiscal year 2011, insurance claims liabilities were recorded net of anticipated recoveries.

15. Debt

Long-term debt consists of the following:

	December 31, 2011	December 31, 2010
Senior Credit Facility with SunTrust and Wells Fargo, principal and interest payable quarterly, interest defined above, balance due at July 15, 2016, secured by substantially all of the Company's personal property.	$ 88,125	$ —
Ten Project Note with GECC, principal and interest payable monthly; interest is fixed (rates in effect range from 6.95% to 7.50%), balance due June 2016, collateralized by deeds of trust on real property, assignments of rents, security agreements and fixture financing statements.	51,185	52,229
Six Project Loan with GECC, principal and interest payable monthly, interest defined above.	—	39,495
Promissory note with RBS, principal and interest payable monthly and continuing through January 2018, interest at a fixed rate of 6.04%, collateralized by real property, assignment of rents and Company guaranty.	34,149	35,000
Promissory notes, principal, and interest payable monthly and continuing through October 2019, interest at fixed rate of 6.0%, collateralized by deed of trust on real property, assignment of rents and security agreement.	9,471	9,724
Bond, principal and interest payable monthly.	—	1,038
Mortgage note, principal, and interest payable monthly and continuing through February 2027, interest at fixed rate of 7.5%, collateralized by deed of trust on real property, assignment of rents and security agreement.	5,884	6,086
	188,814	143,572
Less current maturities	(6,314)	(3,055)
Less debt discount	(944)	(1,066)
	$ 181,556	$ 139,451

Senior Credit Facility with Five-Bank Lending Consortium Arranged by SunTrust and Wells Fargo

On July 15, 2011, the Company entered into the Facility in an aggregate principal amount of up to $150,000 comprised of a $75,000 revolving credit facility and a $75,000 term loan advanced in one drawing on July 15, 2011. Borrowings under the term loan portion of the Facility will amortize in equal quarterly installments commencing on September 30, 2011, in an aggregate annual amount equal to 5.0% per annum of the original principal amount, with the remaining principal balance to be due and payable in full on July 15, 2016. Borrowings under the revolving credit facility portion of the Facility shall be due and payable in full on July 15, 2016. Interest rates per annum applicable to the Facility will be, at the option of the Company, (i) LIBOR *plus* an initial margin of 2.5% or (ii) the Base Rate (as defined by the agreement) *plus* an initial margin of 1.5%. Under the terms of the Facility, the applicable margin adjusts based on the Company's leverage ratio as set forth in further detail in the Facility agreement. In connection with the Facility, the Company incurred financing costs of approximately $2,500. Further, the Company incurred a charge of $2,542 in termination and early extinguishment fees in connection with exiting the Six Project Loan (described below) which was recognized in the third quarter of 2011. In addition, the Company has a commitment fee on the unused portion of the revolving credit facility that ranges from 0.3% to 0.5% based on the Company's leverage ratio for the applicable four-quarter period. Amounts borrowed pursuant to the Facility are guaranteed by certain of the Company's wholly-owned subsidiaries and secured by substantially all of their personal property. To reduce the risk related to interest rate fluctuations, the Company, on behalf of the subsidiaries, entered into an interest rate swap agreement to effectively fix the interest rate on the term loan portion of the Facility. See further details of the interest rate swap at Note 4, *Fair Value Measurements*.

Among other things, under the Facility, the Company must maintain compliance with specified financial covenants measured on a quarterly basis, including a maximum net leverage ratio, minimum interest coverage ratio and minimum asset coverage ratio. The loan documents also include certain additional reporting, affirmative and negative covenants including limitations on the incurrence of additional indebtedness, liens, investments in other businesses, dividends declared in excess of 20% of consolidated net income and repurchases and capital expenditures. As of December 31, 2011, we were in compliance with all loan covenants.

Proceeds of the term loan portion of the Facility and any initial borrowings under the revolver portion of the Facility have been used to repay the Six Project Note with General Electric Capital Corporation (GECC) and the Revolver (both defined below), and shall continue to be used to fund facility acquisitions and for other general working capital requirements.

Promissory Notes with RBS Asset Finance, Inc.

On December 31, 2010, four of the Company's real estate holding subsidiaries executed a promissory note with RBS Asset Finance, Inc. (RBS) as Lender for an aggregate of $35,000 (RBS Loan). The RBS Loan was secured by Commercial Deeds of Trust, Security Agreements, Assignment of Leases and Rents and Fixture Fillings on the four properties and other related instruments and agreements, including without limitation a promissory note and a Company guaranty. The RBS Loan bears interest at a fixed rate of 6.04%. Amounts borrowed under the RBS Loan may be prepaid starting after the second anniversary of the note subject to prepayment fees of 5.0% of the principal balance on the date of prepayment. These prepayment fees are reduced by 1.0% a year for years three through seven of the loan. The term of the RBS Loan is for seven years, with monthly principal and interest payments commencing on February 1, 2011 and the balance due on January 1, 2018.

Among other things, under the RBS Loan, the Company must maintain compliance with specified financial covenants measured on a quarterly basis, including a minimum debt service coverage ratio, an average occupancy rate and a minimum project yield. The loan documents also include certain additional affirmative and negative covenants, including limitations on the disposition of the Borrowers and the collateral. As of December 31, 2011, we were in compliance with all loan covenants.

Term Loan with General Electric Capital Corporation

On December 29, 2006, a number of the Company's independent real estate holding subsidiaries jointly entered into the Third Amended and Restated Loan Agreement, with General Electric Capital Corporation (GECC), which consists of an approximately $55,700 multiple-advance term loan, further referred to as the Ten Project Note. The Ten Project Note matures in June 2016, and is currently secured by the real and personal property comprising the ten facilities owned by these subsidiaries. The Ten Project Note was funded in advances, with each advance bearing interest at a separate rate. The interest rates range from 6.95% to 7.50% per annum.

Under the Ten Project Note, the Company is subject to standard reporting requirements and other typical covenants for a loan of this type. Effective October 1, 2006 and continuing each calendar quarter thereafter, we are subject to restrictive financial covenants, including average occupancy, Debt Service (as defined in the agreement) and Project Yield (as defined in the agreement). As of December 31, 2011, we were in compliance with all loan covenants.

On November 6, 2009, the Company finalized the Fourth Amended and Restated Loan Agreement (Amended Term Loan) with GECC which increased the borrowing capacity of the loan by $40,000, further referred to as the Six Project Loan. The Six Project Loan was set to mature on September 30, 2014 and was secured by real and personal property comprising the six facilities. On July 15, 2011, the Six Project Loan was paid in full with funds received from the $75,000 term loan portion of the Facility described above.

Revolving Credit Facility with General Electric Capital Corporation

Prior to the closing of the Facility on July 15, 2011, the Company had the Revolver with GECC under which the Company may borrow up to the lesser of $50,000 or 85% of the eligible accounts receivable. The Revolver was replaced by the Facility, described above.

Promissory Notes with Johnson Land Enterprises, Inc.

On October 1, 2009, four subsidiaries of The Ensign Group, Inc. entered into four separate promissory notes with Johnson Land Enterprises, LLC, for an aggregate of $10,000, as a part of the Company's acquisition of three skilled nursing facilities in Utah. The unpaid balance of principal and accrued interest from these notes is due on September 30, 2019. The notes bear interest at a rate of 6.0% per annum. As a part of this transaction, the Company recorded a discount to the debt balance in the form of imputed interest of $1,218. This amount will be amortized over the term of the promissory notes, or ten years.

Bonds Payable to Lynn Family Partnership

In addition, on October 1, 2009, a subsidiary of The Ensign Group, Inc. in West Jordan, Utah assumed the obligation to pay the remaining principal and interest on bonds which were originally sold to finance the construction of the facility. These bonds were assumed as a part of the Company's acquisition of three skilled nursing facilities in Utah. The Company paid this bond in full as of June 30, 2011.

The carrying value of the Company's long-term debt is considered to approximate the fair value of such debt for all periods presented based upon the interest rates that the Company believes it can currently obtain for similar debt.

Long-term debt matures in fiscal years ending after December 31, 2011 as follows:

Years Ending December 31,	Amount
2012	$ 6,314
2013	6,521
2014	6,713
2015	6,919
2016	106,175
Thereafter	56,172
	$ 188,814

16. Options and Warrants

Stock-based compensation expense consists of share-based payment awards made to employees and directors, including employee stock options and restricted stock awards, based on estimated fair values. Stock-based compensation expense recognized in the Company's condensed consolidated statements of income for the years ended December 31, 2011 and 2010 does not include compensation expense for share-based payment awards granted prior to, but not yet vested as of, January 1, 2006, but does include compensation expense for the share-based payment awards granted on or subsequent to January 1, 2006 based on the grant date fair value. As stock-based compensation expense recognized in the Company's consolidated statements of income for the years ended December 31, 2011 and 2010 was based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. The Company estimates forfeitures at the time of grant and, if necessary, revises the estimate in subsequent periods if actual forfeitures differ.

The Company has three option plans, the 2001 Stock Option, Deferred Stock and Restricted Stock Plan (2001 Plan), the 2005 Stock Incentive Plan (2005 Plan) and the 2007 Omnibus Incentive Plan (2007 Plan) all of which have been approved by the stockholders. In the 2001 and 2005 Plans, options may be exercised for unvested shares of common stock, which have full stockholder rights including voting, dividend and liquidation rights. The Company retains the right to repurchase any or all unvested shares at the exercise price paid per share of any or all unvested shares should the optionee cease to remain in service while holding such unvested shares. The total number of shares available under all of the Company's stock incentive plans was 1,500 as of December 31, 2011.

2001 Stock Option, Deferred Stock and Restricted Stock Plan - The 2001 Plan authorizes the sale of up to 1,980 shares of common stock to officers, employees, directors, and consultants of the Company. Granted non-employee director options vest and become exercisable immediately. Generally, all other granted options and restricted stock vest over five years at 20% per year on the anniversary of the grant date. Options expire ten years from the date of grant. The exercise price of the stock is determined by the board of directors, but shall not be less than 100% of the fair value on the date of grant. At December 31, 2011, 2010 and 2009, there were 314, 313 and 298, respectively, unissued shares of common stock available for issuance under this plan, including shares that have been forfeited and are available for reissue.

2005 Stock Incentive Plan - The 2005 Plan authorizes the sale of up to 1,000 shares of treasury stock of which only 800 shares were repurchased and therefore eligible for reissuance. Options granted to non-employee directors vest and become exercisable immediately. All other granted options vest over five years at 20% per year on the anniversary of the grant date. Options expire ten years from the date of grant. At December 31, 2011, 2010 and 2009, there were 147, 144 and 124, respectively, unissued shares of common stock available for issuance under this plan, including shares that have been forfeited and are available for reissue.

2007 Omnibus Incentive Plan - The 2007 Plan authorizes the sale of up to 1,000 shares of common stock to officers, employees, directors and consultants of the Company. In addition, the number of shares of common stock reserved under the 2007 Plan will automatically increase on the first day of each fiscal year, beginning on January 1, 2008, in an amount equal to the lesser of (i) 1,000 shares of common stock, or (ii) 2% of the number of shares outstanding as of the last day of the immediately preceding fiscal year, or (iii) such lesser number as determined by the Company's board of directors. Granted non-employee director options vest and become exercisable in three equal annual installments, or the length of the term if less than three years, on the completion of each year of service measured from the grant date. All other granted options vest over five years at 20% per year on the anniversary of the grant date. Options expire ten years from the date of grant. At December 31, 2011, 2010 and 2009, there were 1,039, 828 and 593 unissued shares of common stock available for issuance under this plan.

The Company uses the Black-Scholes option-pricing model to recognize the value of stock-based compensation expense for all share-based payment awards. Determining the appropriate fair-value model and calculating the fair value of stock-based awards at the grant date requires considerable judgment, including estimating stock price volatility, expected option life and forfeiture rates. The Company develops estimates based on historical data and market information, which can change significantly over time. The Black-Scholes model required the Company to make several key judgments including:

- The expected option term reflects the application of the simplified method set out in Staff Accounting Bulletin (SAB) No. 107 Share-Based Payment (SAB 107), which was issued in March 2005. In December 2007, the Securities and Exchange Commission (SEC) released Staff Accounting Bulletin No. 110 (SAB 110), which extends the use of the "simplified" method, under certain circumstances, in developing an estimate of the expected term of "plain vanilla" share options. Accordingly, the Company has utilized the average of the contractual term of the options and the weighted average vesting period for all options to calculate the expected option term.

- Estimated volatility also reflects the application of SAB 107 interpretive guidance and, accordingly, incorporates historical volatility of similar public entities until sufficient information regarding the volatility of the Company's share price becomes available.

- The dividend yield is based on the Company's historical pattern of dividends as well as expected dividend patterns.

- The risk-free rate is based on the implied yield of U.S. Treasury notes as of the grant date with a remaining term approximately equal to the expected term.

- Estimated forfeiture rate of approximately 8.45% per year is based on the Company's historical forfeiture activity of unvested stock options.

The Company used the following assumptions for stock options granted during the years ended December 31, 2011, 2010 and 2009:

Grant Year	Options Granted	Weighted Average Risk-Free Rate	Expected Life	Weighted Average Volatility	Weighted Average Dividend Yield
2011	97	1.42 - 2.53 %	6.5 years	55%	0.93%
2010	138	1.58 - 2.82 %	6.5 years	55%	1.08%
2009	516	2.17 - 2.94 %	6.5 years	55%	1.08%

For the years ended December 31, 2011, 2010 and 2009, the following represent the Company's weighted average exercise price and weighted average fair value displayed by grant year:

Grant Year	Granted	Weighted Average Exercise Price of Options	Weighted Average Fair Value of Options
2011	97	$ 24.79	$ 12.38
2010	138	$ 17.60	$ 8.88
2009	516	$ 15.78	$ 7.92

The following table represents the employee stock option activity during the years ended December 31, 2011, 2010 and 2009:

	Number of Shares Outstanding	Weighted Average Exercise Price	Number of Shares Vested and Exercisable	Weighted Average Exercise Price
January 1, 2009	1,703	$ 9.01	451	$ 5.74
Granted	516	15.78		
Forfeitures	(121)	11.54		
Exercised	(73)	6.39		
December 31, 2009	2,025	$ 10.68	709	$ 7.29
Granted	138	17.60		
Forfeitures	(98)	11.21		
Exercised	(161)	6.00		
December 31, 2010	1,904	$ 11.55	921	$ 9.07
Granted	97	24.79		
Forfeitures	(54)	13.57		
Exercised	(314)	7.90		
December 31, 2011	1,633	$ 12.97	936	$ 10.65

The following summary information reflects stock options outstanding, vesting and related details as of December 31, 2011:

	Stock Options Outstanding				Stock Options Vested
Year of Grant	**Exercise Price**	**Number Outstanding**	**Black-Scholes Fair Value**	**Remaining Contractual Life (Years)**	**Number Vested and Exercisable**
2003	$ 0.67 - 0.81	4	*	2	4
2004	1.96 - 2.46	15	*	3	15
2005	4.99 - 5.75	110	*	4	110
2006	7.05 - 7.50	261	2,488	5	261
2008	9.38 - 14.87	589	3,190	7	356
2009	14.88 - 16.70	433	3,421	8	166
2010	17.47 - 18.16	126	1,119	9	24
2011	21.61 - 29.30	95	1,176	10	—
Total		1,633	$ 11,394		936

* The Company will not recognize the Black-Scholes fair value for awards granted prior to January 1, 2006 unless such awards are modified.

In addition to the above, during the years ended December 31, 2011 and 2010, the Company granted 143 and 102 restricted stock awards, respectively. All awards were granted at an exercise price of $0 and vest over five years. The fair value per share of restricted awards granted in 2011 and 2010 ranged from $21.61 to $29.30 and $17.97 to $18.16, respectively.

A summary of the status of the Company's nonvested restricted stock awards as of December 31, 2011, and changes during the year ended December 31, 2011 is presented below:

	Nonvested Restricted Awards	Weighted Average Grant Date Fair Value
Nonvested at January 1, 2010	—	$ —
Granted	102	18.05
Vested	—	—
Forfeited	—	—
Nonvested at December 31, 2010	102	18.05
Granted	143	25.52
Vested	(31)	24.18
Forfeited	(4)	19.16
Nonvested at December 31, 2011	210	$ 22.32

In addition, during the year ended December 31, 2011, the Company granted 16 automatic quarterly stock awards to non-employee directors for their service on the Company's board of directors. The fair value per share of these stock awards ranged from $22.58 to $31.80 based on the market price on the grant date. For the year ended December 31, 2011, the Company expensed $428 in stock based compensation related to the quarterly stock awards to non-employee directors.

Total share-based compensation expense recognized for the years ended December 31, 2011, 2010 and 2009 was as follows:

	Years Ended December 31,		
	2011	2010	2009
Share-based compensation expense related to stock options	$ 2,265	$ 2,559	$ 2,330
Share-based compensation expense related to restricted stock awards	1,091	345	—
Total	$ 3,356	$ 2,904	$ 2,330

The Company recognized tax benefits related to share based compensation expense of $1,285, $1,141 and $915 during the years ended December 31, 2011, 2010 and 2009, respectively. In future periods, the Company expects to recognize approximately $4,710 and $4,261 in share based compensation expense for unvested options and unvested restricted stock awards, respectively, that were outstanding as of December 31, 2011. Future share based compensation expense will be recognized over 2.9 and 4.2 weighted average years for unvested options and restricted stock awards, respectively. There were 697 unvested and outstanding options at December 31, 2011, of which 662 are expected to vest. The weighted average contractual life for options vested at December 31, 2011 was 6.4 years.

The aggregate intrinsic value of options outstanding, vested, expected to vest and exercised as of December 31, 2011, 2010 and 2009 is as follows:

	December 31,		
	2011	2010	2009
Outstanding	$ 18,942	$ 25,366	$ 9,779
Vested	12,960	14,545	5,732
Expected to vest	5,374	9,630	3,806
Exercised	5,651	1.955	625

17. Commitments and Contingencies

Regulatory Matters — Laws and regulations governing Medicare and Medicaid programs are complex and subject to interpretation. Compliance with such laws and regulations can be subject to future governmental review and interpretation, as well as significant regulatory action including fines, penalties, and exclusion from certain governmental programs. The Company believes that it is in compliance in all material respects with all applicable laws and regulations.

A significant portion of the Company's revenue is derived from Medicaid and Medicare, for which reimbursement rates are subject to regulatory changes and government funding restrictions. Any significant future change to reimbursement rates could have a material effect on the Company's operations.

Cost-Containment Measures — Both government and private pay sources have instituted cost-containment measures designed to limit payments made to providers of healthcare services, and there can be no assurance that future measures designed to limit payments made to providers will not adversely affect the Company.

Indemnities — From time to time, the Company enters into certain types of contracts that contingently require the Company to indemnify parties against third-party claims. These contracts primarily include (i) certain real estate leases, under which the Company may be required to indemnify property owners or prior facility operators for post-transfer environmental or other liabilities and other claims arising from the Company's use of the applicable premises, (ii) operations transfer agreements, in which the Company agrees to indemnify past operators of facilities the Company acquires against certain liabilities arising from the transfer of the operation and/or the operation thereof after the transfer, (iii) certain lending agreements, under which the Company may be required to indemnify the lender against various claims and liabilities, (iv) agreements with certain lenders under which the Company may be required to indemnify such lenders against various claims and liabilities, and (v) certain agreements with the Company's officers, directors and employees, under which the Company may be required to indemnify such persons for liabilities arising out of their employment relationships. The terms of such obligations vary by contract and, in most instances, a specific or maximum dollar amount is not explicitly stated therein. Generally, amounts under these contracts cannot be reasonably estimated until a specific claim is asserted. Consequently, because no claims have been asserted, no liabilities have been recorded for these obligations on the Company's balance sheets for any of the periods presented.

Litigation — The skilled nursing business involves a significant risk of liability given the age and health of the Company's patients and residents and the services the Company provides. The Company and others in the industry are subject to an increasing number of claims and lawsuits, including professional liability claims, alleging that services have resulted in personal injury, elder abuse, wrongful death or other related claims. The defense of these lawsuits may result in significant legal costs, regardless of the outcome, and can result in large settlement amounts or damage awards.

In addition to the potential lawsuits and claims described above, the Company is also subject to potential lawsuits under the Federal False Claims Act and comparable state laws alleging submission of fraudulent claims for services to any healthcare program (such as Medicare) or payor. A violation may provide the basis for exclusion from federally-funded healthcare programs. Such exclusions could have a correlative negative impact on the Company's financial performance. Some states, including California, Arizona and Texas, have enacted similar whistleblower and false claims laws and regulations. In addition, the Deficit Reduction Act of 2005 created incentives for states to enact anti-fraud legislation modeled on the Federal False Claims Act. As such, the Company could face increased scrutiny, potential liability and legal expenses and costs based on claims under state false claims acts in markets in which it does business.

In May 2009, Congress passed the Fraud Enforcement and Recovery Act (FERA) of 2009 which made significant changes to the Federal False Claims Act (FCA), expanding the types of activities subject to prosecution and whistleblower liability. Following changes by FERA, health care providers face significant penalties for the knowing retention of government overpayments, even if no false claim was involved. Health care providers can now be liable for knowingly and improperly avoiding or decreasing an obligation to pay money or property to the government. This includes the retention of any government overpayment. The government can argue, therefore, that a FCA violation can occur without any affirmative fraudulent action or statement, as long as it is knowingly improper. In addition, FERA extended protections against retaliation for whistleblowers, including protections not only for employees, but also contractors and agents. Thus, there is generally no need for an employment relationship in order to qualify for protection against retaliation for whistleblowing.

In July 2010, Congress passed the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act). The Dodd-Frank Act establishes rigorous standards and supervision to protect the economy and American consumers, investors and businesses. Included under Section 922 of the Dodd-Frank Act, the Securities and Exchange Commission (SEC) will be required to pay a reward to individuals who provide original information to the SEC resulting in monetary sanctions exceeding $1,000 in civil or criminal proceedings. The award will range from 10 to 30 percent of the amount recouped and the amount of the award shall be at the discretion of the SEC. The purpose of this reward program is to "motivate those with inside knowledge to come forward and assist the Government to identify and prosecute persons who have violated securities laws and recover money for victims of financial fraud."

The State of California has established minimum staffing requirements for facilities operating in the state. Failure to meet these requirements can, among other things, jeopardize a facility's compliance with the conditions of participation as established under relevant state and federal healthcare programs; it may also subject the facility to a notice of deficiency, a citation, civil money penalty, or the possibility of litigation.

For example, a class action suit was previously filed against the Company in the State of California, alleging, among other things, violations of certain Health and Safety Code provisions and a violation of the Consumer Legal Remedies Act at certain of the Company's California facilities. In 2007, the Company settled this class action suit and the settlement was approved by the affected class and the Court. The Company continues to be subject to similar claims and legal actions, and is currently defending against one such claim venued in Los Angeles Superior Court. In the wake of the substantial judgment awarded to a group of plaintiffs in a recent case against one of the Company's competitors, the Company expects that plaintiff's attorneys will become increasingly more aggressive in their pursuit of claims alleging non-compliance with such minimum staffing requirements. The Company does not believe that the ultimate resolution of any known such action will have a material adverse effect on the Company's business, financial condition or results of operations. However, if there were a significant increase in the number of these claims or an increase in amounts owing should plaintiffs be successful in their prosecution of these claims, this could materially adversely affect the Company's business, financial condition, results of operations and cash flows.

The Company has been, and continues to be, subject to claims and legal actions that arise in the ordinary course of business, including potential claims related to care and treatment provided at its facilities as well as employment related claims. The Company does not believe that the ultimate resolution of these actions will have a material adverse effect on the Company's business, cash flows, financial condition or results of operations. A significant increase in the number of these claims or an increase in amounts owing should plaintiffs be successful in their prosecution of these claims, could materially adversely affect the Company's business, financial condition, results of operations and cash flows.

Medicare Revenue Recoupments — The Company is subject to reviews relating to Medicare services, billings and potential overpayments. The Company had one operation subject to probe review during the year ended December 31, 2011. The Company anticipates that these probe reviews will increase in frequency in the future. Further, the Company currently has no facilities on prepayment review; however, others may be placed on prepayment review in the future. If a facility fails prepayment review, the facility could then be subject to undergo targeted review, which is a review that targets perceived claims deficiencies. The Company has no facilities that are currently undergoing targeted review.

Other Matters — In March 2007, the Company learned that the United States Attorney for the Central District of California (DOJ) had commenced an investigation of certain of its facilities and had issued an authorized investigative demand to the Company's bank seeking information pertaining to a total of 18 of its facilities. The DOJ also subsequently served a subpoena on the Company's independent external auditors in 2007, and in 2008 served search warrants and subpoenas on its Service Center and six of its Southern California skilled nursing facilities, seeking specific patient files and other information. Subsequent subpoenas issued to the Company covered additional documentation from the six facilities as well as eight of the other facilities. Based upon the issuance of the subpoenas and execution of the search warrants, the Company concluded that the government had undertaken parallel criminal and civil investigations. The Company pledged full cooperation to, and has been cooperating fully with, the government.

In September 2010 the Company's board of directors appointed a special committee consisting solely of independent directors to advance discussions with the DOJ regarding its investigation. The special committee retained independent counsel, and counsel has retained third party consultants, to facilitate its work. The Company and the special committee have continued cooperating with the DOJ, working to provide information necessary to aid the DOJ's investigation and move the matter toward resolution.

In December 2011, independent counsel for the Company's special committee received confirmation that the DOJ has closed its criminal investigation, although as a matter of course the DOJ reserves the right to reopen such inquiries if new facts come to light. In January 2012, the DOJ also indicated that the government would be seeking certain additional information in furtherance of the remaining investigation, and that it would formalize its request for that information in a new subpoena. In January 2012, the Office of the Inspector General of the United States Department of Health & Human Services (HHS) served the new subpoena, seeking specific patient records and documents from 2007 to 2011 from the six Southern California skilled nursing facilities that have been the subject of previous requests. HHS also issued a subpoena to the Company's independent external auditors requesting an update to the information requested in the 2007 subpoena to them, and a subpoena to the Company's independent internal auditors requesting similar information. The Company is in the process of gathering and producing the records requested of it, and discussions between government representatives and counsel for the special committee are ongoing.

The Company intends to continue cooperating with the government's representatives to move the matter toward resolution. In addition, the Company continues to make improvements to its compliance programs and systems. The Company cannot predict or provide any assurance as to the possible outcome of the investigations or any possible related proceedings, or as to the possible outcome of any litigation, nor can it estimate the possible loss or range of loss that may result from any such proceedings and, therefore, the Company has not recorded any related accruals. If any litigation were to proceed, and the Company is subjected to, alleged to be liable for, or agree to a settlement of, claims or obligations under federal Medicare statutes, the federal False Claims Act, or similar state and federal statutes and related regulations, its business, financial condition and results of operations could be materially and adversely affected and its stock price could decline.

From time to time our systems and controls highlight potential compliance issues, which the Company investigates as they arise. In the fourth quarter of 2011, the Company initiated an internal inquiry into possible recordkeeping and related irregularities at one skilled nursing facility, which were detected by our internal compliance team in the course of its ongoing reviews.

The Company concluded the inquiry in the first quarter of 2012, having identified potential deficiencies in the assessment of and recordkeeping for a small subset of the facility's patients. The Company also identified and, at the conclusion of the investigation assisted the facility in implementing, targeted improvements in the facility's assessment and recordkeeping practices to make them consistent with the existing standards and policies applicable to the Company's skilled nursing facilities in these areas. The issues detected appear to be isolated to the one facility, and to one department within that facility. The Company continues to monitor the measures the facility has implemented for effectiveness, and will perform follow-up reviews to ensure compliance.

In the course of the inquiry, the Company identified a limited number of Medicare claims for which adequate backup documentation could not be located, for which some care was misrecorded, or for which other deficiencies existed. Where accepted procedures and necessary data for reviewing and calculating any potential overpayment were available, the Company followed such procedures. Where such procedures and/or data were not available, the Company developed a methodology for making a good faith estimate of potential overpayments with the assistance of both internal experts and independent consultants experienced in Medicare billing.

Consistent with healthcare industry accounting practices, the Company records any charge for refunded payments against revenue in the period in which the claim adjustment becomes known. In the present matter, although the events leading to the actual and estimated overpayments covered multiple reporting periods, an allocation of the revenue adjustment to the prior periods would not have resulted in a material impact to revenue in any prior period. Therefore, during the quarter ended December 31, 2011, the Company accrued a revenue adjustment of approximately $500 for the actual and estimated overpayments described above, with a resulting impact to net income of approximately $200 in the quarter. The Company intends to remit the accrued amount to its Medicare Fiscal Intermediary in the first quarter of 2012.

Concentrations

Credit Risk - The Company has significant accounts receivable balances, the collectability of which is dependent on the availability of funds from certain governmental programs, primarily Medicare and Medicaid. These receivables represent the only significant concentration of credit risk for the Company. The Company does not believe there are significant credit risks associated with these governmental programs. The Company believes that an appropriate allowance has been recorded for the possibility of these receivables proving uncollectible, and continually monitors and adjusts these allowances as necessary. The Company's receivables from Medicare and Medicaid payor programs accounted for approximately 58.9% and 55.0% of its total accounts receivable as of December 31, 2011 and 2010, respectively. Revenue from reimbursements under the Medicare and Medicaid programs accounted for approximately 75.2%, 76.4% and 75.0% of the Company's revenue for the years ended December 31, 2011, 2010 and 2009, respectively.

Cash in Excess of FDIC Limits — The Company currently has bank deposits with financial institutions in the U.S. that exceed FDIC insurance limits. FDIC insurance provides protection for bank deposits up to $250. In addition, the Company has uninsured bank deposits with a financial institution outside the U.S. As of February 13, 2012, the Company had approximately $1,000 in uninsured cash deposits. All uninsured bank deposits are held at high quality credit institutions.

18. Defined Contribution Plan

The Company has a 401(k) defined contribution plan (the 401(k) Plan), whereby eligible employees may contribute up to 15% of their annual basic earnings. Additionally, the 401(k) Plan provides for discretionary matching contributions (as defined in the 401(k) Plan) by the Company. The Company contributed, $369, $301 and $290 to the 401(k) Plan during the years ended December 31, 2011, 2010 and 2009, respectively. Beginning in 2007, the Company's plan allowed eligible employees to contribute up to 90% of their eligible compensation, subject to applicable annual Internal Revenue Code limits.

(b) Financial Statement Schedules

THE ENSIGN GROUP, INC. and SUBSIDIARIES

Schedule II
Valuation and Qualifying Accounts

	Balance at Beginning of Year	Additions Charged to Costs and Expenses	Deductions	Balances at End of Year
		(In thousands)		
Year Ended December 31, 2009				
Allowance for doubtful accounts	$ (7,266)	$ (4,556)	$ 4,247	$ (7,575)
Year Ended December 31, 2010				
Allowance for doubtful accounts	(7,575)	(6,312)	4,094	(9,793)
Year Ended December 31, 2011				
Allowance for doubtful accounts	$ (9,793)	$ (7,921)	$ 4,932	$ (12,782)

All other schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto.

(c) Exhibit Index

Exhibit No.		Exhibit Description	Form	File No.	Exhibit No.	Filing Date	Filed Herewith
3.1		Fifth Amended and Restated Certificate of Incorporation of The Ensign Group, Inc., filed with the Delaware Secretary of State on November 15, 2007	10-Q	001-33757	3.1	12/21/2007	
3.3		Amended and Restated Bylaws of The Ensign Group, Inc.	10-Q	001-33757	3.2	12/21/2007	
4.1		Specimen common stock certificate	S-1	333-142897	4.1	10/5/2007	
4.2		Stock Position Management Agreement, dated October 16, 2008, between The Ensign Group, Inc. and Terri M. Christensen	10-K	001-33757	4.2	2/18/2009	
10.1	+	The Ensign Group, Inc. 2001 Stock Option, Deferred Stock and Restricted Stock Plan, form of Stock Option Grant Notice for Executive Officers and Directors, stock option agreement and form of restricted stock agreement for Executive Officers and Directors	S-1	333-142897	10.1	7/26/2007	
10.2	+	The Ensign Group, Inc. 2005 Stock Incentive Plan, form of Nonqualified Stock Option Award for Executive Officers and Directors, and form of restricted stock agreement for Executive Officers and Directors	S-1	333-142897	99.2	7/26/2007	
10.3	+	The Ensign Group, Inc. 2007 Omnibus Incentive Plan	S-1	333-142897	10.3	10/5/2007	
10.4	+	Amendment to The Ensign Group, Inc. 2007 Omnibus Incentive Plan	8-K	001-33757	10.2	7/28/2009	
10.5	+	Form of 2007 Omnibus Incentive Plan Notice of Grant of Stock Options; and form of Non-Incentive Stock Option Award Terms and Conditions	S-1	333-142797	10.4	10/5/2007	
10.6	+	Form of 2007 Omnibus Incentive Plan Restricted Stock Agreement	S-1	333-142897	10.5	10/5/2007	
10.7	+	Form of Indemnification Agreement entered into between The Ensign Group, Inc. and its directors, officers and certain key employees	S-1	333-142897	10.6	10/5/2007	
10.8		Fourth Amended and Restated Loan Agreement, dated as of November 10, 2009, by and among certain subsidiaries of The Ensign Group, Inc. as Borrowers, and General Electric Capital Corporation as Agent and Lender	8-K	001-33757	10.1	11/17/2009	
10.9		Consolidated, Amended and Restated Promissory Note, dated as of December 29, 2006, in the original principal amount of $64,692,111.67, by certain subsidiaries of The Ensign Group, Inc. in favor of General Electric Capital Corporation	S-1	333-142897	10.8	7/26/2007	
10.10		Third Amended and Restated Guaranty of Payment and Performance, dated as of December 29, 2006, by The Ensign Group, Inc. as Guarantor and General Electric Capital Corporation as Agent and Lender, under which Guarantor guarantees the payment and performance of the obligations of certain of Guarantor's subsidiaries under the Third Amended and Restated Loan Agreement	S-1	333-142897	10.9	7/26/2007	
10.11		Form of Amended and Restated Deed of Trust, Assignment of Rents, Security Agreement and Fixture Financing Statement, dated as of June 30, 2006 (filed against Desert Terrace Nursing Center, Desert Sky Nursing Home, Highland Manor Health and Rehabilitation Center and North Mountain Medical and Rehabilitation Center), by and among Terrace Holdings AZ LLC, Sky Holdings AZ LLC, Ensign Highland LLC and Valley Health Holdings LLC as Grantors, Chicago Title Insurance Company as Trustee, and General Electric Capital Corporation as Beneficiary and Schedule of Material Differences therein	S-1	333-142897	10.10	7/26/2007	

Exhibit No.	Exhibit Description	Form	File No.	Exhibit No.	Filing Date	Filed Herewith
10.12	Deed of Trust, Assignment of Rents, Security Agreement and Fixture Financing Statement, dated as of June 30, 2006 (filed against Park Manor), by and among Plaza Health Holdings LLC as Grantor, Chicago Title Insurance Company as Trustee, and General Electric Capital Corporation as Beneficiary	S-1	333-142897	10.11	7/26/2007	
10.13	Deed of Trust, Assignment of Rents, Security Agreement and Fixture Financing Statement, dated as of June 30, 2006 (filed against Catalina Care and Rehabilitation Center), by and among Rillito Holdings LLC as Grantor, Chicago Title Insurance Company as Trustee, and General Electric Capital Corporation as Beneficiary	S-1	333-142897	10.12	7/26/2007	
10.14	Deed of Trust, Assignment of Rents, Security Agreement and Fixture Financing Statement, dated as of October 16, 2006 (filed against Park View Gardens at Montgomery), by and among Mountainview Communitycare LLC as Grantor, Chicago Title Insurance Company as Trustee, and General Electric Capital Corporation as Beneficiary	S-1	333-142897	10.13	7/26/2007	
10.15	Deed of Trust, Assignment of Rents, Security Agreement and Fixture Financing Statement, dated as of October 16, 2006 (filed against Sabino Canyon Rehabilitation and Care Center), by and among Meadowbrook Health Associates LLC as Grantor, Chicago Title Insurance Company as Trustee and General Electric Capital Corporation as Beneficiary	S-1	333-142897	10.14	7/26/2007	
10.16	Form of Deed of Trust, Assignment of Rents, Security Agreement and Fixture Financing Statement, dated as of December 29, 2006 (filed against Upland Care and Rehabilitation Center and Camarillo Care Center), by and among Cedar Avenue Holdings LLC and Granada Investments LLC as Grantors, Chicago Title Insurance Company as Trustee and General Electric Capital Corporation as Beneficiary and Schedule of Material Differences therein	S-1	333-142897	10.15	7/26/2007	
10.17	Form of First Amendment to (Amended and Restated) Deed of Trust, Assignment of Rents, Security Agreement and Fixture Financing Statement, dated as of December 29, 2006 (filed against Desert Terrace Nursing Center, Desert Sky Nursing Home, Highland Manor Health and Rehabilitation Center, North Mountain Medical and Rehabilitation Center, Catalina Care and Rehabilitation Center, Park Manor, Park View Gardens at Montgomery, Sabino Canyon Rehabilitation and Care Center), by and among Terrace Holdings AZ LLC, Sky Holdings AZ LLC, Ensign Highland LLC, Valley Health Holdings LLC, Rillito Holdings LLC, Plaza Health Holdings LLC, Mountainview Communitycare LLC and Meadowbrook Health Associates LLC as Grantors, Chicago Title Insurance Company as Trustee, and General Electric Capital Corporation as Beneficiary and Schedule of Material Differences therein	S-1	333-142897	10.16	7/26/2007	
10.18	Amended and Restated Loan and Security Agreement, dated as of March 25, 2004, by and among The Ensign Group, Inc. and certain of its subsidiaries as Borrower, and General Electric Capital Corporation as Agent and Lender	S-1	333-142897	10.19	5/14/2007	
10.19	Amendment No. 1, dated as of December 3, 2004, to the Amended and Restated Loan and Security Agreement, by and among The Ensign Group, Inc. and certain of its subsidiaries as Borrower, and General Electric Capital Corporation as Lender	S-1	333-142897	10.20	5/14/2007	
10.20	Second Amended and Restated Revolving Credit Note, dated as of December 3, 2004, in the original principal amount of $20,000,000, by The Ensign Group, Inc. and certain of its subsidiaries in favor of General Electric Capital Corporation	S-1	333-142897	10.19	7/26/2007	
10.21	Amendment No. 2, dated as of March 25, 2007, to the Amended and Restated Loan and Security Agreement, by and among The Ensign Group, Inc. and certain of its subsidiaries as Borrower, and General Electric Capital Corporation as Lender	S-1	333-142897	10.22	5/14/2007	

Exhibit No.	Exhibit Description	Form	File No.	Exhibit No.	Filing Date	Filed Herewith
10.22	Amendment No. 3, dated as of June 22, 2007, to the Amended and Restated Loan and Security Agreement, by and among The Ensign Group, Inc. and certain of its subsidiaries as Borrower and General Electric Capital Corporation as Lender	S-1	333-142897	10.21	7/26/2007	
10.23	Amendment No. 4, dated as of August 1, 2007, to the Amended and Restated Loan and Security Agreement, by and among The Ensign Group, Inc. and certain of its subsidiaries as Borrowers and General Electric Capital Corporation as Lender	S-1	333-142897	10.42	8/17/2007	
10.24	Amendment No. 5, dated September 13, 2007, to the Amended and Restated Loan and Security Agreement, by and among The Ensign Group, Inc. and certain of its subsidiaries as Borrowers and General Electric Capital Corporation as Lender	S-1	333-142897	10.43	10/5/2007	
10.25	Revolving Credit Note, dated as of September 13, 2007, in the original principal amount of $5,000,000 by The Ensign Group, Inc. and certain of its subsidiaries in favor of General Electric Capital Corporation	S-1	333-142897	10.44	10/5/2007	
10.26	Commitment Letter, dated October 3, 2007, from General Electric Capital Corporation to The Ensign Group, Inc., setting forth the general terms and conditions of the proposed amendment to the revolving credit facility, which will increase the available credit thereunder to $50.0 million	S-1	333-142897	10.46	10/5/2007	
10.27	Amendment No. 6, dated November 19, 2007, to the Amended and Restated Loan and Security Agreement, by and among The Ensign Group, Inc. and certain of its subsidiaries as Borrowers and General Electric Capital Corporation as Lender	8-K	001-33757	10.1	11/21/2007	
10.28	Amendment No. 7, dated December 21, 2007, to the Amended and Restated Loan and Security Agreement, by and among The Ensign Group, Inc. and certain of its subsidiaries as Borrowers and General Electric Capital Corporation as Lender	8-K	001-33757	10.1	12/27/2007	
10.29	Amendment No. 1 and Joinder Agreement to Second Amended and Restated Loan and Security Agreement, by certain subsidiaries of The Ensign Group, Inc. as Borrower and General Electric Capital Corporation as Lender	8-K	001-33757	10.1	2/9/2009	
10.30	Second Amended and Restated Revolving Credit Note, dated February 4, 2009, by certain subsidiaries of The Ensign Group, Inc. as Borrowers for the benefit of General Electric Capital Corporation as Lender	8-K	001-33757	10.2	2/9/2009	
10.31	Amended and Restated Revolving Credit Note, dated February 21, 2008, by certain subsidiaries of The Ensign Group, Inc. as Borrowers for the benefit of General Electric Capital Corporation as Lender	8-K	001-33757	10.2	2/27/2008	
10.32	Ensign Guaranty, dated February 21, 2008, between The Ensign Group, Inc. as Guarantor and General Electric Capital Corporation as Lender	8-K	001-33757	10.3	2/27/2008	
10.33	Holding Company Guaranty, dated February 21, 2008, by and among The Ensign Group, Inc. and certain of its subsidiaries as Guarantors and General Electric Capital Corporation as Lender	8-K	001-33757	10.4	2/27/2008	
10.34	Pacific Care Center Loan Agreement, dated as of August 6, 1998, by and between G&L Hoquiam, LLC as Borrower and GMAC Commercial Mortgage Corporation as Lender (later assumed by Cherry Health Holdings, Inc. as Borrower and Wells Fargo Bank, N.A. as Lender)	S-1	333-142897	10.23	5/14/2007	
10.35	Deed of Trust and Security Agreement, dated as of August 6, 1998, by and among G&L Hoquiam, LLC as Grantor, Ticor Title Insurance Company as Trustee and GMAC Commercial Mortgage Corporation as Beneficiary	S-1	333-142897	10.24	7/26/2007	

Exhibit No.	Exhibit Description	Form	File No.	Exhibit No.	Filing Date	Filed Herewith
10.36	Promissory Note, dated as of August 6, 1998, in the original principal amount of $2,475,000, by G&L Hoquiam, LLC in favor of GMAC Commercial Mortgage Corporation	S-1	333-142897	10.25	7/26/2007	
10.37	Loan Assumption Agreement, by and among G&L Hoquiam, LLC as Prior Owner; G&L Realty Partnership, L.P. as Prior Guarantor; Cherry Health Holdings, Inc. as Borrower; and Wells Fargo Bank, N.A., the Trustee for GMAC Commercial Mortgage Securities, Inc., as Lender	S-1	333-142897	10.26	5/14/2007	
10.38	Exceptions to Nonrecourse Guaranty, dated as of October 2006, by The Ensign Group, Inc. as Guarantor and Wells Fargo Bank, N.A. as Trustee for GMAC Commercial Mortgage Securities, Inc., under which Guarantor guarantees full and prompt payment of all amounts due and owing by Cherry Health Holdings, Inc. under the Promissory Note	S-1	333-142897	10.22	7/26/2007	
10.39	Deed of Trust with Assignment of Rents, dated as of January 30, 2001, by and among Ensign Southland LLC as Trustor, Brian E. Callahan as Trustee and Continental Wingate Associates, Inc. as Beneficiary	S-1	333-142897	10.27	7/26/2007	
10.40	Deed of Trust Note, dated as of January 30, 2001, in the original principal amount of $7,455,100, by Ensign Southland, LLC in favor of Continental Wingate Associates, Inc.	S-1	333-142897	10.28	5/14/2007	
10.41	Security Agreement, dated as of January 30, 2001, by and between Ensign Southland, LLC and Continental Wingate Associates, Inc.	S-1	333-142897	10.29	5/14/2007	
10.42	Master Lease Agreement, dated July 3, 2003, between Adipiscor LLC as Lessee and LTC Partners VI, L.P., Coronado Corporation and Park Villa Corporation collectively as Lessor	S-1	333-142897	10.30	5/14/2007	
10.43	Lease Guaranty, dated July 3, 2003, between The Ensign Group, Inc. as Guarantor and LTC Partners VI, L.P., Coronado Corporation and Park Villa Corporation collectively as Lessor, under which Guarantor guarantees the payment and performance of Adipiscor LLC's obligations under the Master Lease Agreement	S-1	333-142897	10.31	5/14/2007	
10.44	Master Lease Agreement, dated September 30, 2003, between Permunitum LLC as Lessee, Vista Woods Health Associates LLC, City Heights Health Associates LLC, and Claremont Foothills Health Associates LLC as Sublessees, and OHI Asset (CA), LLC as Lessor	S-1	333-142897	10.32	5/14/2007	
10.45	Lease Guaranty, dated September 30, 2003, between The Ensign Group, Inc. as Guarantor and OHI Asset (CA), LLC as Lessor, under which Guarantor guarantees the payment and performance of Permunitum LLC's obligations under the Master Lease Agreement	S-1	333-142897	10.33	5/14/2007	
10.46	Lease Guaranty, dated September 30, 2003, between Vista Woods Health Associates LLC, City Heights Health Associates LLC and Claremont Foothills Health Associates LLC as Guarantors and OHI Asset (CA), LLC as Lessor, under which Guarantors guarantee the payment and performance of Permunitum LLC's obligations under the Master Lease Agreement	S-1	333-142897	10.34	5/14/2007	
10.47	Master Lease Agreement, dated January 31, 2003, between Moenium Holdings LLC as Lessee and Healthcare Property Investors, Inc., d/b/a in the State of Arizona as HC Properties, Inc., and Healthcare Investors III collectively as Lessor	S-1	333-142897	10.35	5/14/2007	
10.48	Lease Guaranty, between The Ensign Group, Inc. as Guarantor and Healthcare Property Investors, Inc. as Owner, under which Guarantor guarantees the payment and performance of Moenium Holdings LLC's obligations under the Master Lease Agreement	S-1	333-142897	10.36	5/14/2007	

Exhibit No.	Exhibit Description	Form	File No.	Exhibit No.	Filing Date	Filed Herewith
10.49	First Amendment to Master Lease Agreement, dated May 27, 2003, between Moenium Holdings LLC as Lessee and Healthcare Property Investors, Inc., d/b/a in the State of Arizona as HC Properties, Inc., and Healthcare Investors III collectively as Lessor	S-1	333-142897	10.37	5/14/2007	
10.50	Second Amendment to Master Lease Agreement, dated October 31. 2004, between Moenium Holdings LLC as Lessee and Healthcare Property Investors, Inc., d/b/a in the State of Arizona as HC Properties, Inc., and Healthcare Investors III collectively as Lessor	S-1	333-142897	10.38	5/14/2007	
10.51	Lease Agreement, by and between Mission Ridge Associates LLC as Landlord and Ensign Facility Services, Inc. as Tenant; and Guaranty of Lease, dated August 2, 2003, by The Ensign Group, Inc. as Guarantor in favor of Landlord, under which Guarantor guarantees Tenant's obligations under the Lease Agreement	S-1	333-142897	10.39	5/14/2007	
10.52	First Amendment to Lease Agreement dated January 15, 2004, by and between Mission Ridge Associates LLC as Landlord and Ensign Facility Services, Inc. as Tenant	S-1	333-142897	10.40	5/14/2007	
10.53	Second Amendment to Lease Agreement dated December 13, 2007, by and between Mission Ridge Associates LLC as Landlord and Ensign Facility Services, Inc. as Tenant; and Reaffirmation of Guaranty of Lease, dated December 13, 2007, by The Ensign Group, Inc. as Guarantor in favor of Landlord, under which Guarantor reaffirms its guaranty of Tenants obligations under the Lease Agreement	10-K	001-33757	10.52	3/6/2008	
10.54	Third Amendment to Lease Agreement dated February 21, 2008, by and between Mission Ridge Associates LLC as Landlord and Ensign Facility Services, Inc. as Tenant	10-K	001-33757	10.54	2/17/2010	
10.55	Fourth Amendment to Lease Agreement dated July 15, 2009, by and between Mission Ridge Associates LLC as Landlord and Ensign Facility Services, Inc. as Tenant	10-K	001-33757	10.55	2/17/2010	
10.56	Form of Independent Consulting and Centralized Services Agreement between Ensign Facility Services, Inc. and certain of its subsidiaries	S-1	333-142897	10.41	5/14/2007	
10.57	Agreement of Purchase and Sale and Joint Escrow Instructions, dated August 31, 2007, as amended on September 6, 2007	S-1	333-142897	10.45	10/5/2007	
10.58	Form of Health Insurance Benefit Agreement pursuant to which certain subsidiaries of The Ensign Group, Inc. participate in the Medicare program	S-1	333-142897	10.48	10/19/2007	
10.59	Form of Medi-Cal Provider Agreement pursuant to which certain subsidiaries of The Ensign Group, Inc. participate in the California Medicaid program	S-1	333-142897	10.49	10/19/2007	
10.60	Form of Provider Participation Agreement pursuant to which certain subsidiaries of The Ensign Group, Inc. participate in the Arizona Medicaid program	S-1	333-142897	10.50	10/19/2007	
10.61	Form of Contract to Provide Nursing Facility Services under the Texas Medical Assistance Program pursuant to which certain subsidiaries of The Ensign Group, Inc. participate in the Texas Medicaid program	S-1	333-142897	10.51	10/19/2007	
10.62	Form of Client Service Contract pursuant to which certain subsidiaries of The Ensign Group, Inc. participate in the Washington Medicaid program	S-1	333-142897	10.52	10/19/2007	
10.63	Form of Provider Agreement for Medicaid and UMAP pursuant to which certain subsidiaries of The Ensign Group, Inc. participate in the Utah Medicaid program	S-1	333-142897	10.53	10/19/2007	
10.64	Form of Medicaid Provider Agreement pursuant to which a subsidiary of The Ensign Group, Inc. participates in the Idaho Medicaid program	S-1	333-142897	10.54	10/19/2007	

Exhibit No.	Exhibit Description	Form	File No.	Exhibit No.	Filing Date	Filed Herewith
10.65	Six Project Promissory Note dated as of November 10, 2009, in the original principal amount of $40,000,000, by certain subsidiaries of the Ensign Group, Inc. in favor of General Electric Capital Corporation	8-K	001-33757	10.2	11/17/2009	
10.66	Commercial Deeds of Trust, Security Agreement, Assignment of Leases and Rents and Fixture Filing, dated as of December 31, 2010, made by certain subsidiaries of the Company for the benefit of RBS Asset Finance, Inc.	8-K	001-33757	10.1	1/6/2011	
10.67	Note, dated December 31, 2010 by certain subsidiaries of the Company.	8-K	001-33757	10.1	1/6/2011	
10.68	Revolving Credit and Term Loan Agreement, dated as of July 15, 2011, among the Ensign Group, Inc. and the several banks and other financial institutions and lenders from time to time party thereto (the "Lenders") and SunTrust Bank, in its capacity as administrative agent for the Lenders, as issuing bank and as swingline lender.	8-K	001-33757	10.1	7/19/2011	
21.1	Subsidiaries of The Ensign Group, Inc., as amended					X
23.1	Consent of Deloitte & Touche LLP					X
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					X
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					X
32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					X
32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					X
101	Interactive data file (furnished electronically herewith pursuant to Rule 406T of Regulations S-T)					X

\+ Indicates management contract or compensatory plan.

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